3/14

03007560

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Roche Holding

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 01 2003
THOMSON FINANCIAL

FILE NO. 82- 3315 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 3/20/03

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

AR/S
12-31-02

Annual Report 2002







Roche Group
Annual Report and Group Accounts 2002

Roche Holding Ltd, Basel
Annual Accounts 2002

Group figures

Net income in millions of CHF


7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
4,392
4,401
5,014
4,562
3,808
98
99
00
01
02

Net income per share and non-voting equity security in CHF


7
6
5
4
3
2
1
0
5.09
5.10
5.96
5.38
4.49
98
99
00
01
02

EBITDA in millions of CHF


7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
6,423
6,647
7,068
7,211
7,721
98
99
00
01
02

Operating profit in millions of CHF


7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
4,350
4,094
4,301
4,438
4,965
98
99
00
01
02

Research and development in millions of CHF


3,408
3,732
3,919
3,771
4,132
98
99
00
01
02

Additions to property, plant and equipment in millions of CHF


1,883
1,985
2,115
1,647
1,746
98
99
00
01
02

1999–2002 figures on an adjusted basis; figures are not fully comparable due to Givaudan spin-off, Vitamins and Fine Chemicals demerger, Genentech transactions and accounting policy changes.

All per share information in 2001 is restated for the 100 for 1 share split that took place on 4 May 2001.

Group Performance at a Glance

Sales by division in millions of CHF


30,000
25,000
20,000
15,000
10,000
5,000
0
Total 24,662
14,376
4,616
3,638
2,040
Total 25,496
16,487
5,282
3,727
Total 27,543
17,686
6,252
3,605
Total 25,761
18,861
6,900
Total 26,545
19,306
7,239
98
99
00
01
02
Pharmaceuticals
Diagnostics
Vitamins and Fine Chemicals
Fragrances and Flavours

Non-voting equity security *(Genussschein)* price performance in CHF


Roche non-voting equity security (adjusted)
Swiss Market Index (rebased)
200
160
120
80
40
0
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002

Key figures in millions of CHF

	Figures reported in the financial statements 2002	2001	% change	Figures reported on an adjusted basis[a] 2002	2001	% change
Sales	29,725	29,163	+2	26,545	25,761	+3
EBITDA[b]	6,032	6,438	-6	7,721	7,211	+7
Operating profit	1,335	3,247	-59	4,965	4,438	+12
Net income	(4,026)	3,697	-	3,808	4,562	-17
Research and development	4,257	3,893	+9	4,132	3,771	+10
Additions to property, plant and equipment	2,044	1,931	+6	1,746	1,647	+6
Personnel						
Number of employees at 31 December	69,659	63,717	+9	62,398	56,223	+11
Ratios						
EBITDA as % of sales	20	22		29	28	
Operating profit as % of sales	4	11		19	17	
Net income as % of sales	-14	13		14	18	
Research and development as % of sales	14	13		16	15	
Data on shares and non-voting equity securities in CHF[c]						
Earnings per share and non-voting equity security (diluted)	(4.80)	4.37	-	4.49	5.38	-17
Dividend per share and non-voting equity security[d]	1.45	1.30	+12	1.45	1.30	+12

a) The adjusted figures, which are used in the internal management of the Roche Group, represent the results of the Group's underlying on-going operations. They exclude special items and include only the continuing businesses. See pages 69–71 for a full description and reconciliation.

b) EBITDA: Earnings before interest and other financial income, tax, depreciation and amortisation, including impairment. This corresponds to operating profit before depreciation and amortisation, including impairment.

c) Number of shares and all per share information in 2001 is restated for the 100 for 1 share split that took place on 4 May 2001; see Note 25 to the financial statements.

d) Dividend 2002 as proposed by the Board of Directors.

Roche Group
Annual Report and Group Accounts 2002

Roche Holding Ltd, Basel
Annual Accounts 2002

Table of Contents



At Roche employee development is a top priority. The Group's modern conference centre, Roche Forum Buonas (Switzerland), provides just the right pleasant yet professional setting for training and development activities.

The sale of the Vitamins and Fine Chemicals Division, legal settlements with US direct customers in the vitamin case and an impairment of financial assets result in significant one-time charges and a substantial consolidated net loss

Pharmaceuticals and Diagnostics Divisions grow faster than the global market

Sales by core Group businesses up by 9% in local currencies and by 3% in Swiss francs

Double-digit rise in operating profit and another increase in margins

Strong cash flow and solid balance sheet

Quantum leap forward in Japan as a result of Chugai alliance

Pegasys approved worldwide for hepatitis C; pharmaceuticals pipeline substantially strengthened

Diagnostics business expands global market lead

Double-digit sales growth and stable operating profit margin expected for 2003

Results on an adjusted basis



Letter from the Chairman

Two very different sets of developments had a major impact on the Group's financial results for 2002. On the one hand, our core Pharmaceuticals and Diagnostics Divisions performed strongly, posting above-market growth rates and further increases in profitability. Gross cash flow reached a new record high. On the other, vigorous action to address significant unresolved issues from the past resulted in the Group's reporting a substantial net loss. Roche's financial condition nevertheless remains solid. At the Annual General Meeting the Board of Directors will propose that the dividend be increased by 12% to 1.45 Swiss francs per share and non-voting equity security *(Genussschein)*.

While continuing with the successful expansion of our pharmaceuticals and diagnostics businesses, we also made it one of our primary objectives in 2002 to address a number of unresolved issues relating to the Vitamins and Fine Chemicals Division, ongoing litigation and the impact of the stock market situation on our financial assets. Last year we were able to resolve many of these challenges, giving us the flexibility and room for manoeuvre we need to strengthen our company in the long term. However, some of the measures adopted involved taking substantial one-time charges in our financial statements for 2002.

- The provisions recorded and announced last autumn for settling litigation, primarily with US customers, in the vitamin case were increased by 570 million to 1,770 million Swiss francs. We believe this amount will cover all outstanding claims by direct and indirect customers in the United States.
- While the merger of Nippon Roche and Chugai resulted in a net gain, this was offset by an impairment charge in connection with the sale of the Vitamins Division. The net effect of these two transactions was a loss of 1,064 million Swiss francs.
- The large equity holdings that earned significant returns for Roche in the 1990s involve risks that are making themselves felt in today's turbulent market environment. As a result of stock market developments over the past two years, the carrying value of our equity portfolio, which consists primarily of Swiss SMI securities, has declined sharply. In line with an anticipated change in International Financial Reporting Standards, we decided last year to revise our accounting policy and recognise impairment losses on financial assets if the assets' market value remains at least 25% below original cost for a period of more than six months. As a result of this decision, accumulated unrealised investment losses totalling 5,192 million Swiss francs as of the end of 2002 have been charged to income. Painful as the one-time impact of this measure is, it gives us the flexibility to allocate resources when and where they are needed for the strategic development of our operating businesses.

> While continuing with the successful expansion of our operating businesses, we also made it one of our primary objectives in 2002 to address a number of unresolved issues relating to the Vitamins Division, ongoing litigation and the impact of the stock market situation on our financial assets. Last year we were able to resolve many of these challenges.

In the first half of 2002 we recorded a provision of 778 million Swiss francs in respect of a long-standing lawsuit involving Genentech. In June 2002 a California superior court jury awarded City of Hope Medical Center 500 million US dollars in additional royalties and punitive damages for Genentech's alleged breach of an agreement signed with City of Hope in 1976, that is, before Roche acquired an interest in

Genentech. Genentech has appealed the jury's verdict and damages award.

For the above reasons, Roche recorded a consolidated net loss of 4,026 million Swiss francs for 2002, despite the Group's strong operating performance.

Even after this corrective action, Roche remains solidly financed, with a ratio of equity to total assets of 40%. The earning power of the Group's core businesses is reflected by another year of strong gross cash flow, which in 2002 reached a record high of 7.7 billion Swiss francs.

Of decisive importance for Roche's future outlook is the fact that we achieved our operational goals for 2002 and significantly strengthened our core pharmaceuticals and diagnostics businesses.

Of decisive importance for Roche's future outlook is the fact that we achieved our operational goals for 2002 and significantly strengthened our core pharmaceuticals and diagnostics businesses.

- Worldwide sales of Roche prescription medicines increased 10% in local currencies, well ahead of the global market average (7%), to almost 18 billion Swiss francs. This growth was driven mainly by our strong oncology portfolio, which last year surpassed the five-billion mark, with an additional boost coming from the integration of Chugai. We thus further extended our leadership in this key anticancer market. We also significantly strengthened our presence in virology. Pegasys received marketing approval in the European Union and the United States. Pegasys combined with Copegus, Roche's proprietary ribavirin product, is currently the hepatitis C treatment with the highest response rate. Fuzeon, our novel anti-HIV medicine, marks a further milestone in the fight against AIDS, as the search for a cure goes on. Marketing applications for the product have been granted fast-track review status by the US and European authorities, and we anticipate positive decisions on both filings in the first quarter of 2003.
- The acquisition in 2002 of a majority interest in Chugai catapulted Roche from number 32 to number five in Japan. After an overwhelming majority of Chugai shareholders approved a merger of their company with Nippon Roche at the end of June and the antitrust authorities cleared the transaction, Chugai became a member of the Roche Group on 1 October 2002. Thanks to NeoRecormon (Roche) and Epogin (Chugai), we now control the global marketing rights to epoetin beta, a major anemia treatment, outside the United States. The smooth and seamless integration of Chugai in Japan will be of great importance for the future growth of our pharmaceuticals business. We now have the fourth-largest sales organisation to market Roche's established and future products in the world's second-largest pharmaceuticals market. Chugai can now draw on one of the biggest development organisations in the country and will help to further consolidate Roche's global number two position

in biotechnology. At the beginning of 2003 the new Chugai started restructuring its manufacturing and research organisations with the aim of eliminating duplication and capturing additional synergies. By the end of 2005 Chugai aims to achieve an operating profit margin of 20% (based on Japanese GAAP).

- 2002 was another successful year for Roche's Diagnostics Division, which recorded double-digit growth – further extending its lead over its competitors and outpacing the global in-vitro diagnostics market by a substantial margin. Sales by each business area and in each of the division's geographic regions grew ahead of the market. As a result, we are on the way to becoming the market leader in Japan, too. In February 2003, in a move aimed at strengthening our lead in diabetes care, we made a tender offer to acquire the Swiss medical device supplier Disetronic, the world's second-biggest maker of insulin pumps. Pioneering development efforts at Roche Diagnostics are also helping to secure a leadership position for the division in the very dynamic market for tools that translate clinical data into actionable health information.
- We are especially pleased with the continued increase in profitability. Our margins show a steady improvement in our return on sales of prescription medicines. This has been driven largely by sales of Roche prescription drugs, which last year generated an operating profit margin of 25%. In 2002 Genentech's operating profit margin increased more than nine percentage points to 11.8%. We are thus moving steadily towards our medium-term goal of achieving an operating profit margin for Pharmaceuticals that approaches 25%. The Diagnostics Division's operating profit margin also improved again, from 14.4% to 15.6%, and is thus on track to reach our medium-term target of 20%.
- We again increased our EBITDA margin, the most informative benchmark for comparing companies' profitability. The margin for Diagnostics is now 27.4%. That for Pharmaceuticals is 31%, which is high by industry standards.
- The R&D pipelines of our two core businesses are a solid basis for future growth. In 2002 we substantially expanded our Pharmaceuticals pipeline by advancing our own projects and signing more than 20 new licensing agreements as part of our targeted business development activities. The number of potential new medicines in phase II development has risen significantly since 2001. With over 100 medium and large projects, Roche Diagnostics boasts the broadest R&D pipeline in the industry.

This positive operating performance is the result of our strategy of focusing on our core competency – serving the high-value healthcare market.

I would also like to take this opportunity to express my appreciation to our employees, to whose skill, hard work and commitment these good results are mainly due.

Although economic conditions remained difficult in 2002, the Vitamins and Fine Chemicals Division maintained its market lead and, thanks to substantial volume gains, posted a modest sales increase in local currencies. Following the announcement last spring of our intention to divest the Vitamins and Fine Chemicals Division, and after a careful review of the options, we sold the division to the Netherlands-based DSM group at the beginning of 2003. As an industry buyer, DSM offers complete familiarity with the division's businesses.

To facilitate comparisons with 2001, this year's Annual Report once again presents the Group's results on both a consolidated and an adjusted basis. The principles employed in compiling the adjusted figures, which exclude one-time special items and represent only continuing operations, have remained unchanged since 1999. A detailed explanation of these principles will be found on page 69.

By demerging the Vitamins and Fine Chemicals Division and acquiring a majority stake in Chugai, Roche has further strengthened its focus on its innovative pharmaceuticals and diagnostics businesses, and as a result is ideally positioned to pursue opportunities in tomorrow's healthcare market.

Excluding special items, net income totalled 3.8 billion Swiss francs, a decline of 17% from the previous year. A marked drop in net financial income and a higher tax charge, which reflects the fact that operating income now accounts for a higher proportion of total income than it has in the past, were the two main factors for the decline. The appreciable fall in financial income, to 736 million Swiss francs, was due primarily to lower gains from equity investments as a result of negative developments on world financial markets. Against this background, the favourable terms on which Roche sold its final tranche of LabCorp shares deserves special mention.

Early this year Novartis announced that it had increased its holding in Roche to nearly one-third of the voting shares. The Roche Board of Directors and Executive Committee are convinced that continuing our company's independent course provides a solid basis for sustainable, long-term value growth. Maintaining Roche's clear strategic direction and developing businesses that continue to create value for all stakeholders – patients, employees and shareholders – remains our top priority.

By demerging the Vitamins and Fine Chemicals Division and acquiring a majority stake in Chugai, Roche has further strengthened its focus on pharmaceuticals and diagnostics and the synergies they can generate. The combination of these two innovative, high-tech businesses means that we are ideally positioned to pursue opportunities in tomorrow's healthcare market.

We expect to see further positive growth in 2003, with both Diagnostics and Pharmaceuticals contributing double-digit increases in sales and operating profit in local currencies, and we expect the operating profit margin for the Group as a whole to remain stable. Given the volatility of financial and stock markets, it is impossible at present to predict the level of financial income in 2003. The measures Roche has initiated will give the Group greater financial flexibility.

Our improved operating results, consolidated global leadership in oncology and in-vitro diagnostics and stronger R&D pipeline are confirmation that we are following the right strategy.

Our improved operating results, consolidated global leadership in oncology and in-vitro diagnostics and stronger R&D pipeline are confirmation that we are following the right strategy. Over the past few years we have steadily strengthened the Group and, by combining organic growth with complementary strategic moves, forged a strong position for ourselves in the healthcare sector. We intend to maintain this independent course.

Thanks to the profitability of its operating activities and its solid financial position and substantial liquid reserves, Roche has the strategic flexibility it needs to continue growing its businesses.



Franz B. Humer

Board of Directors and Executive Committee, Corporate Governance

Roche is committed to the highest standards of good corporate governance. It acts on that commitment by operating in compliance with the law, the company's Articles of Incorporation and the Swiss Code of Best Practice for Corporate Governance, promulgated by the Swiss business association economiesuisse.

Franz B. Humer, Chairman of the Board of Directors and CEO

Board of Directors

At the 2002 Annual General Meeting the American economist DeAnne Julius and the German political scientist Horst Teltschik were elected as new members of the Board of Directors. DeAnne Julius was appointed by the Board to its Audit and Corporate Governance Committee and, effective December 2002, was named by the Board to succeed Andres F. Leuenberger as the committee's chairman. Horst Teltschik was appointed to the Finance and Investment Committee.

Andres F. Leuenberger and Henri B. Meier have informed the Board that they will step down as members at the Annual General Meeting in 2004.

Fritz Gerber indicated some time ago that, for reasons of age, he would not stand for re-election to the Board of Directors at the Annual General Meeting in 2004.

Andreas Oeri and Walter Frey have announced that they will stand for reelection to the Board when their current terms end.

Organisational structure of the Board of Directors

Roche's Board of Directors is organised so as to ensure that the Group's



Board of Directors as of 1 January 2003 (from left): Walter Frey, Andres F. Leuenberger, DeAnne Julius, Henri B. Meier, Fritz Gerber, Peter Brabeck-Letmathe, Franz B. Humer, Rolf Hänggi, Horst Teltschik, André Hoffmann, Andreas Oeri, John Bell

	Name, year of birth			Term ends	Election
Board of Directors	Dr Franz B. Humer (1946)	E	Chairman	2005	1995
	Dr Andres F. Leuenberger (1938)	D	Vice-chairman	2005	1983
	Rolf Hänggi (1943)	A, C, D	Vice-chairman	2006	1996
	Dr h.c. Fritz Gerber (1929)	D	Honorary Chairman	2004	1978
	Prof. Dr John Bell (1952)	C, D		2005	2001
	Peter Brabeck-Letmathe (1944)	A, D		2006	2000
	Walter Frey (1943)	B, D		2004	2001
	André Hoffmann (1958)	A, C, D		2005	1996
	Dr DeAnne Julius (1949)	B, D		2006	2002
	Dr Henri B. Meier (1936)	D		2005	1994
	Dr Andreas Oeri (1949)	B, D		2004	1996
	Dr Horst Teltschik (1940)	A, D		2006	2002
Secretary to the Board of Directors and Compliance Officer	Dr Gottlieb A. Keller (1954)				

A Finance & Investment Committee
B Audit & Corporate Governance Committee
C Remuneration Committee
D Non-Executive Member
E Executive Member

1 January 2003

businesses are conducted responsibly and with a focus on long-term value creation. Some years ago the Board of Directors of Roche Holding Ltd adopted Bylaws which define its mandate more fully and are designed to guide the Board in the exercise of its duties. Under the Bylaws various duties are delegated to four committees: the Presidium of the Board of Directors/Nomination Committee, the Audit and Corporate Governance Committee, the Finance and Investment Committee and the Remuneration Committee. The Bylaws of the Board of Directors, containing details on the internal structure of the Board, the allocation of authority and responsibilities, the mandates of the Board committees and the oversight and control instruments available to the Board in its dealings with corporate management, can be found on the Internet.[1]

Remuneration

The members of the Board of Directors receive annual remuneration of 300,000 Swiss francs for serving on the Board; the remuneration paid to the Chairman of the Board for his service in this capacity is deducted from his agreed salary. Members serving on Board committees receive additional compensation of 10,000 Swiss francs for their time and expenses.

In 2002 the eight members of the Executive Committee received fixed salaries totalling 12,206,000 Swiss francs, variable bonuses totalling 3,652,500 Swiss francs and a total of 90,566 stock options. One-third of these options are subject to a holding period of one year, one-third have a holding period of two years, and one-third a holding period of three years. Each option entitles the holder to purchase one Roche non-voting equity security *(Genussschein)* for a price of 118.50 Swiss francs. The options are non-tradable and must be exercised no later than 26 February 2009.[2]

In previous years corporate officers were awarded tradable, listed stock options with a holding period of three years. As of 31 December 2002, the members of the Executive Committee held the non-exercisable stock options listed in footnote[3] below.

As of 31 December 2002 the non-executive members of the Board of Directors held 2,260,000 non-exercisable ROGUP options.

A special three-year equity plan (the Performance Share Plan) has been developed for 42 members of top management whose performance has a major impact on Roche's ability to

1) www.roche.com → Company → Corporate Governance (http://www.roche.com/home/company/com_gov_intro.htm)
2) If the options were tradable, their fair value using the Black-Scholes formula – and after deducting 11% for the average two-year holding period – would be roughly 30.10 Swiss francs each.
3) 763,250 ROGIS options (securities identification number 1,229,302); exercise price 150 Swiss francs; exercise ratio 10:1; expiry date 26 April 2006; holding period ends 23 April 2004; market price on 31 December 2002: 0.47 Swiss francs; original issue price 2.49 Swiss francs and taxable value for recipient 1.49 Swiss francs.
582,300 ROGUP options (securities identification number 378,333); exercise price 25,000 Swiss francs; exercise ratio 1000:100 non-voting equity securities plus one registered Givaudan share; expiry date 17 February 2005; holding period ends 31 January 2003; market price on 31 December 2002: 0.06 Swiss francs; original issue price 3.65 Swiss francs and taxable value for recipient 2.22 Swiss francs.



Executive Committee from 1 January 2003:
William M. Burns
Richard T. Laube
Jonathan K.C. Knowles
Markus Altwegg
Franz B. Humer
Erich Hunziker
Heino von Prondzynski
Daniel Villiger

	Name, year of birth	Position
Executive Committee	Dr Franz B. Humer (1946)	Chief Executive Officer
	Dr Erich Hunziker (1953)	Chief Financial Officer + Controlling
	William M. Burns (1947)	Pharmaceuticals Division
	Heino von Prondzynski (1949)	Diagnostics Division
	Dr Markus Altwegg (1941)	Vitamins and Fine Chemicals Division
	Richard T. Laube (1956)	Roche Consumer Health
	Prof. Dr Jonathan K.C. Knowles (1947)	Research
	Dr Daniel Villiger (1955)	Corporate Services
Secretary to the Executive Committee	Pierre Jaccoud (1955)	
Statutory Auditors of Roche Holding Ltd	Ernst & Young Ltd (since 1989) Principal auditors: Jürg Zürcher (since 2000) and Conrad Löffel (since 2001)	
Group Auditors	PricewaterhouseCoopers AG (since 1989) Principal auditor: William D. Kirst (since 1997)	

1 January 2003

achieve its corporate objectives. If, during the three years in which the programme is in effect, the price of Roche's non-voting equity securities outperforms the average price of securities issued by a peer set of 18 companies operating in the same industry, participating executives will be awarded a fixed number of non-voting equity securities. If Roche's non-voting equity securities outperform securities issued by 75% of the peer companies, the Board of Directors can elect to double the number of non-voting equity securities to be awarded. In the event that Roche's non-voting equity securities underperform the average price appreciation of securities issued by the peer companies, no securities will be awarded. This programme provides for a possible award of 98,312 non-voting equity securities to members of the Executive Committee.

Under an equity plan open to all Roche employees (Roche Connect), members of the Executive Committee received discounts totalling 22,947 Swiss francs on the purchase of Roche non-voting equity securities. Non-voting equity securities purchased under this plan are subject to a four-year holding period.

None of the aforementioned remuneration or stock option programmes results in a dilution of Roche shares or non-voting equity securities.

A pension plan has been established for members of the Executive Committee to provide coverage commensurate with their salary levels. An initial contribution of 3,757,000 Swiss francs was due in 2002 for coverage under the plan. Future employer contributions will equal 12% of the base salaries paid to Executive Committee members.

Other remuneration and emoluments and loans to corporate officers
In 2002 one member of the Board of Directors received 194,600 Swiss francs as remuneration for assuming additional duties for a fixed period of time. Otherwise, no additional remuneration, severance payments, stock awards or additional fees or emoluments were paid to members of the Board of Directors, former members of the Board of Directors or current or former members of the Executive Committee. The company has made no loans to its corporate officers.

Highest total remuneration
Chairman of the Board and CEO Franz B. Humer was the member of the Board with the highest total remuneration in 2002; he received a fixed salary of 6,030,000 Swiss francs and a variable bonus of 1,500,000 Swiss francs, for a total of 7,530,000 Swiss francs. In addition, he received 45,428 non-tradable options, which were awarded on the terms described above. Under the Roche Connect programme, Franz B. Humer received a discount of 3,126 Swiss francs on the purchase of Roche non-voting equity securities, and under the Performance Share Plan he is eligible to receive 50,886 Roche non-voting equity securities if the specified performance targets are achieved. The initial contribution to the pension plan amounted to 1,925,000 Swiss francs.

Shareholdings
The Board members André Hoffmann, Andreas Oeri and Fritz Gerber and

persons closely associated with them are members of a shareholder group with pooled voting rights. Information about the shares held by this group is to be found in the 'Notes to the Consolidated Financial Statements'. As of 31 December 2002 the members of the Board and persons closely associated with them held an additional total of 133,851 shares, and as of the same date the members of the Executive Committee and persons closely associated with them held 3,090 shares.

Additional information relating to corporate governance

- Information about the Group's corporate structure is provided in this Annual Report in the section 'Subsidiaries and Associated Companies'.
- Major shareholders are listed in the 'Notes to the Financial Statements'.
- There are no cross-holdings.
- Information on Roche's capital structure is provided in this Annual Report in the section 'Roche Securities'. Additional details are contained in Roche's Articles of Incorporation, which can be found at www.roche.com[1].
- Information about each member of the Board of Directors and Executive Committee is contained in the lists on pages 11 and 13. Curricula vitae and other information about Board and Executive Committee members are available at www.roche.com[2].
- The participatory rights of shareholders are fully defined in Roche's Articles of Incorporation[1]. As Roche shares are issued to bearer, there are no restrictions on admission to the Annual General Meeting, with the exception that shares must be deposited within a specified period before the date of the meeting and an admittance card must be issued in the shareholder's name, as provided in §12 of the Articles of Incorporation. Any shareholder may elect to be represented by another shareholder at the Annual General Meeting, and the Articles of Incorporation contain no restrictions on the exercise of voting rights. There are no quorum requirements except for those stipulated in §16, which are essentially identical to the quorum requirements established by law.
- The Articles of Incorporation contain no provisions on the mandatory bid rule. Swiss law applies.
- There are no change of control clauses. Those components of remuneration based on Roche non-voting equity securities would be terminated in the event of an acquisition, and holding period restrictions on pre-existing awards would be removed.

Relationship to Group auditors and statutory auditors

The Group auditors, PricewaterhouseCoopers AG, received compensation of 22.3 million Swiss francs for their auditing services. They were also paid 9.6 million Swiss francs for tax consultancy services and 2.5 million Swiss francs for other consulting services.

Ernst & Young Ltd received 250,000 Swiss francs for its services as the statutory auditors of Roche Holding Ltd and other Roche financial companies. Ernst & Young Ltd is also the auditor for Genentech, Inc., and Chugai and received from these two companies a total of 2,970,000 Swiss francs for its auditing services and additional compensation of 230,000 Swiss francs for other services.

Members of the Executive Committee

Markus Altwegg, Head of the Vitamins and Fine Chemicals Division and since 1986 a member of the Executive Committee, will retire from his operational role at Roche in spring 2003, following the transfer of the division to the Netherlands-based DSM group. The Board of Directors of Roche Holding Ltd would like to take this opportunity to express its deep appreciation to Markus Altwegg for his great personal contribution to the growth and success of the Roche Group. He will retain his seat on the Board of Directors of F. Hoffmann-La Roche Ltd and will continue to serve the Group in other capacities as well.

Osamu Nagayama, Chairman and CEO of Chugai, will attend some meetings of the Corporate Executive Committee.

1) http://www.roche.com/home/company/com_gov_intro/com_gov_arti.htm
2) http://www.roche.com/home/company/com_gov_intro.htm

Group Strategy

We have set a strategic course that will enable us to sustain above-average growth as an independent group by exploiting the strengths and synergies of our core pharmaceuticals and diagnostics businesses.

Franz B. Humer, Chairman of the Board of Directors and CEO

Focus on expanding core healthcare businesses. Our position as one of the world's leading pharmaceutical companies and the global leader in diagnostics is built on a long-term strategy. At Roche we began sharpening our focus on our core healthcare businesses relatively early on and against the general industry trend.

In the 1990s our core divisions were expanded through a series of major business and technology acquisitions. These included a majority interest in California-based biotech pioneer Genentech; the rights to PCR technology, the new gold standard for rapid, reliable diagnostic testing; Syntex Corporation, which marked our entry into transplantation medicine; and Boehringer Mannheim, the global market leader in diagnostics. All these transactions have contributed greatly to increasing the value of the Roche Group in terms of our products, pipeline, technology base and market presence.

Over the past five years we have been able to step up growth by focusing even more strongly on healthcare and steadily improving our operating performance. The sale of the Vitamins and Fine Chemicals Division in 2003 was a logical strategic follow-on to the spin-off of the Fragrances and Flavours Division in 2000. At the same time we have continued to strengthen our pharmaceuticals and diagnostics businesses through targeted acquisitions. Important transactions include the purchase of AVL (point-of-care testing) in 2000, the alliance with Chugai in 2002 and the proposed acquisition of Disetronic (insulin pumps), announced in February 2003.

Two pillar strategy. Roche is pursuing a groundbreaking strategy that sets it apart from its competitors. We want to position our Group as a global leader in pharmaceuticals and diagnostics and focus these high-tech businesses on developing innovative solutions for unmet medical needs.

Each of our businesses is strong and successful in its own right, but Roche is more than the sum of its parts. We aim to achieve a decisive competitive edge in the medium to long term by having our Pharmaceuticals and Diagnostics Divisions work together whenever a joint approach makes sound medical, health economic and business sense. Our customers – doctors, laboratories and patients – will benefit, and so will our employees and shareholders.

Our primary objective is to supply medicines offering definite improvements over existing therapies. And to promote better clinical outcomes, we are also working on diagnostic tests to predict the efficacy, toxicity and risks of drug therapies in individual patients and to monitor patients' responses to therapy. Our two divisions are tackling joint projects in oncology, diabetes, rheumatoid arthritis, Alzheimer's disease and hepatitis C.

Intensive collaboration between Pharmaceuticals and Diagnostics also extends to the fields of proteomics and genomics/genetics. Our cross-divisional Proteomics Initiative, for example, includes projects to develop new blood tests for the early detection of colon and breast cancer.

The Roche innovation cosmos. Given the many diseases for which there is still no cure, the need for new and better treatments remains enormous. Research and development are therefore the engine that drives our company. Roche is pursuing an innovation strategy in which size alone is not what counts. We believe that having too large an organisation can actually slow innovation and reduce productivity in healthcare research. So at Roche we have taken a different approach, one that relies on a network of highly motivated centres of excellence that collaborate closely on research, exchanging information and technologies across geographic and organisational boundaries, while maintaining a large measure of scientific and operational independence.

Roche's own pharma and diagnostics research units occupy centre stage in our innovation strategy, with Genentech and Chugai, our two most important strategic allies, also playing a leading role. Complementing and strengthening the Group's dynamic R&D capabilities are over 50 scientific and commercial collaborations with biotech companies and universities. Our innovation model also includes Roche spin-offs like BioXell, set up in 2002, and the biotech company Basilea Pharmaceutica as potential drug development partners. Licensing agreements giving us access to new drug candidates and technologies are another important part of our strategy – last year alone we signed more than 20 new agreements. Alliances and licensing are also a key component of innovation management in the Diagnostics Division, which last year acquired the rights to the Institut Pasteur's patent portfolio pertaining to human papillomavirus, to give just one example. Roche is considered a partner of choice in the healthcare industry.

Thanks to our firm focus on healthcare, our strong and innovative core pharmaceuticals and diagnostics businesses and our extensive network of alliances, we are ideally equipped to meet the challenges of today's and tomorrow's healthcare market.



Martin is passionate about gardening. Thanks to Pegasys, he does not have to let his hepatitis C interfere with his hobby. The medicine is well tolerated and, because of its long-acting formulation, has to be taken just once a week.

Roche has a broad portfolio of world-class products for hepatitis C. Apart from our prescription medicines Roferon-A and Pegasys, which are prescribed alone or in combination with Copegus (ribavirin), we also supply two diagnostic tests to detect and measure hepatitis C virus in blood samples.

Pharmaceuticals Division in brief

	in millions of CHF 2002	change in CHF 01/02	change in local currencies 01/02
Sales[1]	19,306	2%	9%
– Roche worldwide prescription group[1]	17,754	3%	10%
– OTC	1,552	7%	2%
EBITDA[2]	5,982	7%	15%
Operating profit[2]	4,082	11%	21%
R&D expenditures	3,451	11%	17%
Employees	44,891	14%	

1) Sales figures are adjusted to include reclassification of sales to the Vitamins and Fine Chemicals Division.

2) On an adjusted basis.

Pharmaceuticals

Sales and operating profitability improved significantly in the Pharmaceuticals Division in 2002. Our oncology portfolio again showed excellent sales growth, as did other leading Roche prescription products. Five licensing agreements were signed in 2002 to augment the results of our own oncology programmes and will help us to expand our global leadership in this therapeutic area in the long term.

Major milestones in 2002 were worldwide approval of Pegasys for the treatment of hepatitis C, our regulatory filings for the HIV/AIDS drug Fuzeon and the merger of Nippon Roche and Chugai, which substantially strengthens our position in Japan.

Thanks to increased R&D productivity and a series of new licensing agreements, the division was able to further expand and improve its product portfolio during the year.



One of our major goals is to be a leader in the key medical areas we choose to serve. In 2002 we further extended our number-one positions in oncology and transplantation, and in virology the milestones we reached in 2002 have brought us a major step closer to achieving this ambition.

William M. Burns, Head of the Pharmaceuticals Division

Pharmaceuticals – global market growth surpassed. Sales by the Pharmaceuticals Division in 2002 amounted to 19,306 million Swiss francs. At 9% in local currencies, sales growth was ahead of the global market average. This translated into 2% in Swiss franc terms, owing to the strength of the franc against the Group's key trading currencies. On an adjusted basis, operating profit totalled 4,082 million Swiss francs, while the division's operating profit margin was 21.1%, an increase of 1.6 percentage points over the year-earlier figure. This improvement was due mainly to increased sales of Roche prescription medicines and the continued positive impact of restructuring measures initiated in 2001. Divisional EBITDA totalled 5,982 million Swiss francs, or 31% of sales, compared with a margin of 29.7% in 2001.

Prescription medicines post double-digit growth. In 2002 worldwide sales of Roche prescription medicines (divisional sales excluding OTC) totalled 17,754 million Swiss francs. Growth was 10% in local currencies, well ahead of the global market average (7%), and 3% in Swiss francs. On an adjusted basis, operating profit amounted to 3,838 million Swiss francs. The operating profit margin rose further, to 21.6%, after a 19.7% margin the previous year. EBITDA totalled 5,694 million Swiss francs, or 32.1% of sales, compared with 30.6% in 2001.

Prescription sales growth was driven mainly by our oncology products[1], sales of which rose 33%[2] to over 5 billion Swiss francs, and by the integration of Chugai. Other key products such as CellCept and NeoRecormon

1) Oncology portfolio: MabThera/Rituxan, Herceptin, Xeloda, Bondronat, Kytril, Furtulon, Neupogen, NeoRecormon (25%), Roferon-A (60%), Neutrogin, Picibanil.

2) All growth rates in local currencies.

also posted double-digit gains. Although Rocephin, the leading hospital antibiotic, is now off patent in all major markets except the United States and Italy, sales of the product declined only slightly. Sales erosion following loss of patent protection for Roaccutane/Accutane was less than expected, as generic competitors did not reach the US market until November.

North American sales of prescription products continued to grow at a double-digit rate, fuelled by Roche's strong oncology franchise. The sharp upturn of over 80% in sales in Japan was due mainly to the consolidation of Chugai since 1 October 2002. This new alliance has catapulted Roche to number five in the world's second-largest pharmaceutical market. Sales growth in Europe was in the mid-single-digit range. Latin American sales were affected by the region's macroeconomic difficulties but declined slightly less than the market as a whole. Sales in all other regions showed high single-digit growth.

Chugai – a new member of the Roche Group. The merger of Nippon Roche and Chugai has created the fifth-largest pharmaceuticals company and the fourth-largest sales force in Japan. This provides powerful leverage for existing and future Roche products in this key market. Moreover, Chugai now has one of the biggest development organisations in Japan, a factor that will help us to develop and launch products faster in the coming years.

Shortly after the Roche-Chugai alliance was announced, the two partners signed a research agreement covering the development of common technology platforms to facilitate and advance research projects. Scientists at Roche and Chugai will share information through Roche's leading-edge data management system, which links the Group's research centres worldwide. This will enable both companies to broaden their respective capabilities and expertise in the complex field of small molecule development.

Pharmaceuticals sales 1998–2002 in millions of CHF



21,000
18,000
15,000
12,000
9,000
6,000
3,000
0
14,376
16,487
17,686
18,861
19,306
98
99
00
01[1]
02[1]

1) Sales figures are adjusted to include reclassification of sales to the Vitamins and Fine Chemicals Division.

Chugai's new research and development network includes the Fuji Gotemba Research Laboratories. Integration of the former Nippon Roche research centre in Kamakura will add to the Japanese company's existing strengths in oncology. Expanding capabilities in genomics, proteomics and life science technology will be another priority. This will give Chugai a solid base on which it can grow into a leading Japanese pharmaceuticals company with strong international drug discovery capabilities in Japan and other Asian countries, Europe and the United States.

Key Chugai products

Product	Generic name	Indication
Epogin	*epoetin beta*	*anemia in chronic renal failure*
Neutrogin	lenograstim	neutropenia associated with chemotherapy
Sigmart	nicorandil	angina pectoris
Alfarol	alfacalcidol	osteoporosis

Roche worldwide prescription group

Genentech   Roche   CHUGAI

As a result of the merger, there are currently 22 compounds in the development pipeline in Japan.

Chugai's main therapeutic areas are oncology, renal medicine, bone and joint disease, cardiovascular disease, transplantation and infectious and immune diseases. The company's management has set itself ambitious goals: by the end of 2005 it intends to raise sales to roughly 315 billion yen and achieve an operating profit margin of 20% (based on Japanese GAAP).

Oncology – lead position extended. In 2002 Roche reinforced its position as the world leader in oncology, with the Group's anticancer medicines delivering over 5 billion Swiss francs in sales. Our largest and fastest-growing therapeutic area now accounts for nearly one third of total prescription drug sales. The innovative products leading our oncology portfolio, MabThera/Rituxan, Herceptin and Xeloda, have only been on the market for a few years, and all three have been shown to extend patient survival. Last year we expanded our strong oncology pipeline through alliances with companies such as Antisoma, Kosan and Beaufour Ipsen.

MabThera/Rituxan, the first humanised monoclonal antibody for non-Hodgkin's lymphoma (NHL), posted sales of 2.3 billion Swiss francs, making it our top-selling prescription medicine. Studies have shown that this product in combination with CHOP chemotherapy confers a survival benefit in patients with aggressive NHL. In March MabThera/Rituxan received EU approval for use in this patient population. Thanks to strong demand for the medicine, both for indolent and for aggressive NHL, MabThera/Rituxan became the number-one branded anticancer product in the United States and number two worldwide. Roche is actively pursuing development of MabThera/Rituxan for the treatment of rheumatoid arthritis. Interim results from an efficacy trial published last autumn indicate that the drug could provide an alternative approach to managing this common disease.

Sales of Herceptin, a monoclonal antibody for targeted therapy of advanced breast cancer, rose 33% to over 1 billion Swiss francs. All major markets contributed to this increase, particularly the United States, Japan and

Western Europe. In November this novel medicine was awarded the Prix Galien, the pharmaceutical industry's «Nobel prize».

Xeloda sales were also up strongly for the year, advancing 82% to 444 million Swiss francs. This oral drug for breast and colorectal cancer is converted to its active form in tumour cells. Used in combination with Taxotere, Xeloda improves survival in patients with metastatic breast cancer. The product was approved by EU regulators for monotherapy and combination therapy in this indication in March.

clonal antibody that specifically inhibits a cell growth factor which plays a key role in the development of new blood vessels, a process known as angiogenesis. Interrupting this process may be a way of halting or slowing tumour growth.

Sales of Kytril, a potent antiemetic used to control nausea and vomiting in chemotherapy patients, returned to growth in 2002, increasing 12% to 451 million Swiss francs. In August the product was approved by the FDA for the prevention and treatment of postoperative nausea and vomiting.

Roche worldwide prescription group

Sales by region



Japan 9%
Others 9%
Latin America 8%
North America 41%
Europe 33%

Sales by therapeutic area



Infectious disease 10%
Central nervous system 8%
Cardiovascular disease 9%
Metabolic disorders 10%
Inflammatory disease/bone 3%
Dermatology 6%
Virology 7%
Others 6%
Transplantation 7%
Anemia 5%
Oncology 29%

Development of our phase III anticancer medicines, Tarceva and Avastin, is progressing as planned, and we expect the results of our clinical trials to be available before the end of 2003. Tarceva targets the human epidermal growth factor receptor HER1, which is critical for cell growth in many tumours. Tarceva is currently being tested in phase III trials in patients with advanced solid tumours, including non-small cell lung cancer and pancreatic cancer. Avastin is a mono-

A marketing application for Bondronat, a third-generation bisphosphonate, was filed as planned in Europe for the treatment of metastatic bone disease in breast cancer patients. A decision on the filing is expected in the fourth quarter of 2003. Recent trial data have shown Bondronat to be the only oral treatment option that improves patients' quality of life, reduces pain and is just as effective as intravenous bisphosphonates. Bondronat is currently used to manage

Top-selling products – Roche worldwide prescription group

Product	Generic name	Indication	Sales 2002 in millions of CHF	Change in local currencies
MabThera/Rituxan[1]	rituximab	indolent non-Hodgkin's lymphoma	2,332	48%
Rocephin	ceftriaxone	bacterial infections	1,548	-2%
NeoRecormon, Epogin[2]	epoetin beta	anemia	1,192	67%
CellCept	mycophenolate mofetil	transplantation	1,173	18%
Herceptin[1]	trastuzumab	metastatic breast cancer	1,007	33%
Roaccutane/Accutane	isotretinoin	severe acne	911	-16%
Xenical	orlistat	weight loss, weight control	763	-16%
Nutropin, Protropin[1]	somatropin, somatrem	growth hormone	477	19%
Kytril	granisetron	chemotherapy- and radiation therapy-induced nausea and vomiting	451	12%
Xeloda	capecitabine	colorectal or breast cancer	444	82%
Dilatrend	carvedilol	heart failure	329	18%
Activase, TNKase[1]	alteplase, tenecteplase	myocardial infarction	322	-6%
Viracept	nelfinavir mesylate	HIV infection	320	-26%
Pulmozyme[1]	dornase alfa/DNase	cystic fibrosis	320	7%
Cymevene, Valcyte	ganciclovir, valganciclovir	cytomegalovirus infection	296	8%
Furtulon	doxifluridine	cancer of colon, breast or stomach	248	-9%
Lexotan	bromazepam	anxiety and tension states	244	-6%
Madopar	levodopa + benserazide	Parkinson's disease	239	2%
Inhibace, Inhibace Plus	cilazapril	hypertension	223	-2%
Torem	torasemide	hypertension	216	-4%

1) Jointly marketed by Roche and Genentech.

2) Jointly marketed by Roche and Chugai.

hypercalcemia (abnormally elevated levels of calcium in the blood) in cancer patients.

Anemia – strengthened presence. Combined sales of NeoRecormon and Epogin rose to nearly 1.2 billion Swiss francs, a double-digit gain of 67%. NeoRecormon is the leading product for anemia in patients with cancer or renal disease. Epogin, from Chugai, is approved for use in renal anemia. In 2002 we submitted a European marketing application for a once weekly, needle-free version of NeoRecormon for patients with chronic renal failure. This product is also increasingly being prescribed for cancer patients, thanks in part to European approval in the second half of the year of a once-weekly dosing schedule in some oncological indications. In 2003 we plan to apply for approval of NeoRecormon prefilled syringes for use in anemia associated with cancer.


Valcyte
Valganciclovir
450 mg
60 comprimidos recubiertos
Roche

Transplantation – strong growth for our leading product. In early 2002 CellCept became the top-selling branded product in the United States for preventing organ rejection. Total sales rose 18% for the year to nearly 1.2 billion Swiss francs. This medicine is a recognised cornerstone of potent, low-toxicity immunosuppressive regimens. In addition, recent trial results suggest that CellCept may extend graft life and patient survival. None of the competitor products now on the market has demonstrated any significant advantage over CellCept. Sales of Zenapax, which is used in combination with CellCept to prevent acute transplant rejection, grew 6%.

Valcyte, an oral antiviral medicine used to prevent and treat eye infections (cytomegalovirus retinitis), is steadily replacing the original formulation, Cymevene, as the treatment of choice. Valcyte was first approved in the United States in 2001 for use in HIV patients, and European approval for this indication followed in 2002. We expect Valcyte to receive additional approval in both regions this year for use in organ transplant patients. Combined sales of Valcyte and Cymevene rose to 296 million Swiss francs in 2002.

In April we strengthened our transplantation portfolio by signing an agreement with Isotechnika to co-develop its novel immunosuppressant ISA 247. Early trials suggest that this drug may be more effective and less toxic than other immunosuppressants in its class.

Virology – moving towards leadership. Pegasys, a new generation interferon for chronic hepatitis C, met all its filing and approval targets in 2002. The product received US regulatory approval in October for monotherapy and in December for use in combination with Copegus, our proprietary ribavirin product. Centralised approval of the monotherapy and combination regimens was granted in the European Union in the summer. Pegasys was then swiftly launched in Germany, the United Kingdom and other EU markets and within months had already captured substantial market share. Our Japanese filing for the monotherapy indication has been given fast track review status. Pegasys has been approved in over 60 countries worldwide. The dispute with ICN Pharmaceuticals and Ribapharm over ribavirin patents was settled in January 2003.

Our protease inhibitors, Viracept, Invirase and Fortovase, posted combined sales of 501 million Swiss francs in 2002. Although this class of medicines is still the mainstay of many HIV regimens, sales declined 21%. An intensely competitive protease inhibitor market and discounts offered to developing countries were mainly responsible for the decrease. Positive

Major product approvals and launches in 2002*

Product	Generic name	Indication	Country
Copegus + interferon alfa	ribavirin + interferon alfa	hepatitis C	EU, USA, Switzerland, Australia
Dilatrend	carvedilol	severe chronic heart failure	EU
		chronic heart failure	Japan
Kytril	granisetron	prevention and treatment of postoperative nausea and vomiting	USA
MabThera/Rituxan	rituximab	in combination with CHOP** chemotherapy in aggressive non-Hodgkin's lymphoma	EU, Switzerland, Australia
NeoRecormon	epoetin beta	anemia in patients with solid tumours	Switzerland
		once weekly dosing schedule in patients with hematological cancers	EU
Pegasys	peginterferon alfa-2a	monotherapy in hepatitis C	EU, USA
Pegasys + Copegus	peginterferon alfa-2a + ribavirin	hepatitis C	EU, USA
Tamiflu	oseltamivir	treatment of influenza A and B in children and adults	EU, Japan***
		prevention of influenza A and B in adolescents and adults	EU, Japan***
Valcyte	valganciclovir	prevention of cytomegalovirus infection in AIDS patients	EU, USA
Xeloda	capecitabine	monotherapy in metastatic breast cancer	EU
Xeloda + Taxotere	capecitabine + docetaxel	metastatic breast cancer	EU, Switzerland
Xenical	orlistat	label change incorporating new data on overweight and obese patients with type 2 diabetes	EU
Zenapax	daclizumab	pediatric renal transplantation	EU

*Includes supplemental indications.

**Cyclophosphamide, doxorubicin, vincristine and prednisone.

***Launched in Japan; Japanese approval obtained in 2001.

new clinical data led to a fourth-quarter increase in combined sales of Invirase and Fortovase, particularly in the important US market. We are developing new dosage strengths of Viracept and Invirase to facilitate patient compliance and enhance the competitiveness of these products.

In the summer findings from a phase III trial showed our new HIV medicine, Fuzeon (T-20), to be even more effective than anticipated in patients infected with resistant strains of HIV. Marketing applications for the drug, which is the world's first fusion inhibitor, were filed in September in the United States and Europe; Roche is developing Fuzeon in partnership with Trimeris. The US and European authorities have both granted Fuzeon fast track review status. We are expecting positive decisions on both filings early in 2003. Production of Fuzeon is extremely complex, and our manufacturing facilities are working around the clock to ensure that supplies will be available to the greatest possible number of patients once the product is approved.

Our influenza medicine, Tamiflu, is now available worldwide, following approval last summer in the European Union for the treatment and prevention of influenza A and B. While sales nearly doubled, they still amounted only to a relatively modest 170 million Swiss francs, owing to last year's mild flu season both in the Northern and in the Southern Hemisphere.

Other key products. Sales of Rocephin were down slightly from the previous year, declining 2% as a result of generic erosion in Europe and last year's relatively low influenza activity. Even after 20 years on the market, Rocephin remains the injectable antibiotic of choice. Thanks to its high and undiminished efficacy, this product again posted sales of over 1.5 billion Swiss francs in 2002.

Sales of Roaccutane/Accutane, our medicine for severe acne, decreased 16% to 911 million Swiss francs. The decline was due primarily to tighter prescribing restrictions in the United States. Overall, however, sales were better than expected. Although Roaccutane/Accutane went off patent in the United States, its biggest market, in February, it did not face any competition from generics there until late in the second half of the year. In November and December the FDA granted licences for two generic versions of the product on the condition that the same strict prescribing rules would apply and the manufacturers would be required to institute patient safety programmes similar to Roche's.

Sales of Xenical, the world's leading medicine for weight loss and weight control, were down 16%, in line with the overall decline in this market segment. Data submitted to regulators in the first half of 2002 on the role of Xenical in treating overweight patients with type 2 diabetes led to label changes in the European Union and approval of the medicine for type 2 diabetes in Canada and Australia. Recently, data from a landmark trial, Xendos, demonstrated that weight loss with a regimen combining Xenical and lifestyle changes was significantly better than lifestyle changes alone in preventing type 2 diabetes.

Dilatrend posted sales of 329 million Swiss francs, a double-digit increase over the previous year. Approval to


Pegasys

market the product for chronic heart failure in Japan and for severe chronic heart failure in Europe have strengthened Dilatrend's position in this segment. Findings from a major study have shown that starting patients early on treatment with Dilatrend and an ACE inhibitor can significantly improve clinical outcomes in mild to moderate heart failure.

Clinical development of ibandronate, a highly effective bisphosphonate for the treatment and prevention of osteoporosis, is moving ahead well. In partnership with GlaxoSmithKline, Roche is planning to market novel oral and intravenous formulations that will offer benefits for both patients and physicians. Applications were filed in 2002 for European and US approval to market ibandronate for postmenopausal osteoporosis.

Roche Consumer Health. In 2002 sales of non-prescription medicines by our OTC business, Roche Consumer Health (RCH), declined 2% in local currencies and 7% in Swiss francs to 1,552 million Swiss francs.

Weak US sales of Aleve and Latin America's currency problems, particularly the devaluation of the Argentinian peso, were two factors hampering growth last year. Sales of Aleve in the United States, where the brand is marketed through a joint venture with Bayer, were down 11% from 2001. In Latin America we were unable to offset the effects of falling currencies despite the price adjustments made in these markets. Sales in all other markets, which account for 85% of our business, grew at a rate of 3%.

The above factors, coupled with a strong Swiss franc, had a negative impact on operating profit, which declined 14% to 244 million Swiss francs. EBITDA decreased 17% to 288 million Swiss francs.

Roche Consumer Health's key brands posted good growth. The only exception was Redoxon, which generates over half of its sales in Latin America.



By building strong, competitive brands, we are creating lasting value. Moreover, our ability to develop brands equips us to respond to the difficult challenges facing us in many markets.

Richard T. Laube, Head of Roche Consumer Health

Research and development – substantial number of new products expected in medium term. Roche research is based on a distinctive innovation model (see page 17), and a clear strategy in which partnerships play a key role. Apart from Roche's own powerful in-house research organisation, the Pharmaceuticals Division's R&D network also includes Genentech and Chugai, which function as largely independent research satellites. In addition, Roche has opt-in rights to the programmes of external development organisations it has created, such as BioXell, set up in 2002, and Basilea Pharmaceutica. This is a further source of promising compounds for our pipeline.

With 25 agreements concluded with other companies last year, Roche now ranks among the industry leaders in terms of licensing.

Roche is currently (as of 31 January 2003) pursuing 135 pharmaceutical research projects inhouse. In 2002 12 new molecular entities (NMEs) entered phase 0 and 7 entered phase I clinical testing. The Pharmaceuticals Division currently has 65 NMEs in its development pipeline. This includes opt-in opportunities (9), potential new medicines that Genentech will develop (6) and Chugai projects (10). Roche has the right to license-in any projects for which Chugai seeks a partner outside Japan and South Korea.

The increased number of promising NMEs compared with 2001 is a result of structural adjustments in our pharmaceutical R&D organisation. The number of projects in phase II development has increased significantly during the past two years. The seamless R&D process which we have established in recent years promotes better decision-making and thus contributes to creating greater future value.

Ongoing initiatives are concentrating on further optimising productivity, with the focus more on the value generated by each project than on quantity. Progress has been achieved by implementing a number of tools for compound selection and profiling at the early research stage. These have been harmonised across all research centres.

Consumer self-medication

Sales by therapeutic area


Analgesics 27%
Speciality skin care 16%
Gastrointestinal products 11%
Cold remedies 3%
Others 3%
Vitamins 40%

Leading OTC brands

Product	Uses	Sales in millions of CHF	Change in local currencies
Aleve, Naproxen	analgesic	267	2%
Supradyn	multivitamin	151	4%
Bepanthen	skin care	141	2%
Rennie	antacid	124	0%
Redoxon	vitamin C	93	-12%



The innovative way in which we manage the research activities of the Roche Group allows us to exploit synergies, generate more competitive knowledge and, ultimately, create medicines and diagnostic products that provide greater benefits for patients.

Jonathan K.C. Knowles, Head of Research

135 research projects in major therapeutic areas (31 January 2003)



Metabolic disorders 30
Virology 10
Oncology 37
Vascular diseases 8
Urogenital diseases 9
Inflammatory diseases 17
Central nervous system 24

The pharmaceutical R&D network also includes numerous alliances and collaborations with major industry and science institutions around the globe. One example is our partnership with deCODE genetics, which in the last 3 years has led to the identification of thirteen genetic risk factors for common diseases, including stroke, rheumatoid arthritis and schizophrenia. As a result of these discoveries, Roche pharmaceutical research is already investigating various new drug targets, such as glucokinase activators for the treatment of diabetes. In 2002 Roche and deCODE entered into a new three-year alliance.

Outlook. Roche expects the Pharmaceuticals Division's organic growth to be further enhanced by the launches of Pegasys and Fuzeon. Our oncology business should continue its strong growth trend thanks to its key products MabThera/Rituxan, Xeloda and Herceptin. NeoRecormon and CellCept will also remain growth drivers.

We anticipate that our established products Rocephin and Roaccutane/Accutane will remain important revenue earners in 2003 but will lose their current prominence through generic erosion.

Over the next five years Roche plans to file up to 29 new drug applications in key therapeutic areas such as oncology, HIV/AIDS and anxiety/depression. We intend to additionally strengthen our portfolio by continuing our intensive in-licensing activities.

In 2003 the Pharmaceuticals Division is looking to outperform the global market, with the division's strong

Substantially expanded pipeline

Therapeutic area	Project/Product	Type (generic name)	Indication/ Major line extension	Phase 0	Phase I	Phase II	Phase III	Filed
Anemia	R744	next generation anemia treatment	renal anemia or cancer-related anemia					
	R1516[1]	anemia treatment	anemia					
	NeoRecormon[2]	*glycoprotein (epoetin beta)*	in radiotherapy					
Inflammation/Bone	R484/ibandronate[3]	bisphosphonate (ibandronate)	treatment and prevention of osteoporosis					
	R1487	kinase inhibitor	*in rheumatoid arthritis*					
	R1503	kinase inhibitor	in rheumatoid arthritis					
	MabThera[4]	monoclonal antibody (rituximab)	in rheumatoid arthritis					
Metabolism	R1438	enzyme *inhibitor*	type 2 diabetes					
	R1439	nuclear receptor modulator	type 2 diabetes					
	R1440	enzyme modulator	type 2 *diabetes*					
	R483	insulin sensitizer	type 2 diabetes					
	Xenical	lipase inhibitor (orlistat)	(development in Japan)[a]					
			adolescent indication					
			prevention of diabetes					
Nervous system	R673	GPCR modulator	depression and *anxiety*					
	R1067	GPCR modulator	depression					
	R1204	GPCR modulator	depression and anxiety					
	R1533[5]	*enzyme inhibitor*	Alzheimer's disease					
Oncology	R1492[6]	enzyme inhibitor (epothilone D)	solid tumours					
	R1068	GPCR modulator	emesis					
	R1124	GPCR modulator	emesis					
	R1273[7]	monoclonal antibody (pertuzumab)	solid tumours					
	R1453	*enzyme inhibitor*	solid tumours					
	R1454	enzyme inhibitor	solid tumours					
	R1549[8]	monoclonal antibody (pemtumomab)	*ovarian cancer*					
	R1550[8]	monoclonal antibody	breast cancer					
	R1536[9]	enzyme inhibitor (diflomotecan)	solid tumours					
	R1559 (BN80927)[9]	enzyme inhibitor	solid tumours					
	R1415/Tarceva[10]	kinase inhibitor (erlotinib)	solid tumours					
	Bondronat	bisphosphonate (ibandronate)	*metastatic bone disease in breast cancer*					
	Herceptin[7]	monoclonal antibody (trastuzumab)	adjuvant treatment of breast cancer					
	MabThera[4]	monoclonal antibody (rituximab)	chronic lymphocytic leukemia					
	Xeloda	*(capecitabine)*	adjuvant and metastatic combination treatment of colon cancer;					
			adjuvant breast cancer					
Respiratory	R411	integrin antagonist	asthma					
	R667	nuclear receptor agonist	emphysema					
	R1295	*integrin antagonist*	asthma					
Transplant	R1524[11]	calcineurin inhibitor	acute renal transplant rejection					
	Valcyte	nucleoside analogue (*valganciclovir*)	*prevention of cytomegalovirus infection* in solid organ transplantation					
Urology	R701	GPCR antagonist	overactive bladder, pelvic hypersensitivity					
	R450	GPCR modulator	stress and mixed urinary incontinence					
	R1484	GPCR modulator	stress urinary incontinence					
	R1554	GPCR antagonist	*overactive bladder, pelvic hypersensitivity*					
Virology	R944	protease inhibitor	HIV infection					
	R1495[12]	non-nucleoside reverse transcriptase inhibitor	HIV infection					
	R1479	*polymerase inhibitor*	hepatitis C					
	R1518[13]	new generation nucleoside analogue (levovirin prodrug)	*hepatitis C*					
	R1461[14]	fusion protein	genital warts					
	R698 (T-20)/Fuzeon[15]	fusion inhibitor (enfuvirtide)	HIV infection					





Because Christian has an artificial heart valve, he is taking an anticoagulant, whose effects have to be monitored regularly with blood tests. Roche's CoaguChek S, a device that enables patients to monitor their own coagulation status, suits Christian's active lifestyle perfectly. It is small enough for Christian to take it with him everywhere, and it provides him with the reliable information that is vital to his health.

Tools for networking, organising and analysing data are increasingly in demand in all kinds of healthcare settings, from laboratories and hospitals to patient self-testing. The challenge of translating raw data into actionable healthcare information is one of the major tasks being addressed by our Diagnostics Division.

	R724 (T-1249)[15]	fusion inhibitor	HIV infection
	R1270/Levovirin[13]	new generation nucleoside analogue (levovirin)	hepatitis C
	Fortovase	protease inhibitor (saquinavir)	pediatric formulation
	Pegasys	pegylated interferon (peginterferon alfa-2a)	chronic hepatitis B
	Viracept[16]	protease inhibitor (nelfinavir mesylate)	HIV infection, new formulation
Participation through Genentech[b]			
	MLN-02 antibody (former LDP-02 antibody)	monoclonal antibody	inflammatory bowel disease
	TF Fab	monoclonal antibody fragment	acute coronary syndrome
	Avastin	anti-VEGF antibody (avastin)	solid tumours with chemotherapy
	AMD fab	monoclonal antibody fragment	age-related macular degeneration
	Raptiva (formally Xanelim)	anti-CD11a antibody (efalizumab)	psoriasis
			rheumatoid arthritis
	Xolair	anti-IgE antibody (omalizumab)	asthma
Participation through Chugai[b]			
	AHM	monoclonal antibody	multiple myeloma
	CHS13340	recombinant parathyroid hormone	osteoporosis
	CHC12103	polyglutamate TXL	breast cancer
	CAL	monoclonal antibody	bone metastases
	ED-71	vitamin D derivative	osteoporosis
	BO-653	anti-oxidant	coronary heart disease
	GM-611	motilin agonist	gastroparesis
	VAL	liver regenerator	post hepatectomy
	Antevas		subarachnoid hemorrhage
	MRA	monoclonal antibody	rheumatoid arthritis
	Evista[17]	(raloxifene HCl)	osteoporosis in postmenopausal women
	Renagel[18]	(sevelamer HCl)	hyperphosphatemia
	Femara[19]	(letrozole)	breast cancer in postmenopausal women
Opt-in opportunities[c]			
Antisoma	(DMXAA)	vascular targeting agent	solid tumours
	TheraFab	monoclonal antibody fragment	non-small cell lung cancer
Axovan	AXV034343	endothelin A receptor antagonist	subarachnoid hemorrhage
Basilea Pharmaceutica	(BAL2299)	nuclear receptor modulator	psoriasis
	(BAL4079)	9-*cis* retinoic acid	chronic hand eczema
	(BAL5788)	antibiotic	bacterial infection
	(BAL8349)	antifungal	fungal infection
	(BAL8557)	antifungal	fungal infection
Speedel	R639 (SPP301)	endothelin A receptor antagonist	cardiovascular disease

External partners:

1) Gryphon Sciences
2) Genetics Institute
3) GlaxoSmithKline
4) Genentech/IDEC
5) Memory Pharmaceuticals
6) Kosan Biosciences
7) Genentech
8) Antisoma
9) Beaufour Ipsen
10) Genentech/OSI
11) Isotechnika
12) Medivir
13) ICN
14) Stressgen
15) Trimeris
16) Agouron
17) Eli Lilly
18) Genzyme/Kirin Brewery
19) Novartis

[a] For competitive reasons, some projects may not have been identified.
[b] Full consolidation.
[c] Roche retains the right to license the product.

Blue type represents new molecular entities (NMEs).
Current as of 31 January 2003.

There are currently 65 NMEs in the Pharmaceuticals Division's development pipeline. Of these, 19 are in early-stage development (phase 0), 14 have entered phase I clinical testing, 24 are in phase II, and 8 in phase III/filed.

Phase 0: Transition from preclinical to clinical development
Phase I: Initial studies in healthy volunteers
Phase II: Small-scale efficacy, tolerability and dose-finding studies in patients
Phase III: Large-scale studies in patients for statistical confirmation of safety and efficacy

oncology portfolio, the roll-out of Pegasys and Fuzeon and the integration of Chugai expected to fuel solid double-digit growth. We anticipate that the synergies resulting from the integration of Chugai will take full effect in 2004. The division remains committed to raising its operating profit margin towards 25% in the next two years.

Diagnostics Division in brief

	in millions of CHF 2002	change in CHF 01/02	change in local currencies 01/02
Sales	7,239	5%	11%
– Diabetes Care	2,511	8%	14%
– Near Patient Testing	590	0%	5%
– Centralized Diagnostics	2,587	2%	8%
– Molecular Diagnostics	977	11%	19%
– Applied Science	574	1%	7%
EBITDA	1,984	8%	15%
Operating profit	1,131	14%	22%
R&D expenditures	676	8%	12%
Employees	17,068	4%	

Diagnostics

In 2002 the Diagnostics Division further extended its global market leadership. Sales by all business areas grew ahead of the market in each of the division's five geographic regions. As well as gaining market share, we also increased profitability.

In addition to systematic customer focus and market development, a number of strategic initiatives to reshape and expand the division, making it not only a supplier of diagnostic tests and systems but also a provider of actionable health information, helped us to deliver this strong performance. Research and development, alliances, licensing and internal venture projects are the key components that are helping to drive this process forward.



As the industry leader, we will continue to play a responsible and active role in helping to shape the market. The goal is to give doctors, patients and healthcare payers optimal access to reliable information and thus support or enable timely, effective decision-making. At the same time it is critical for us to grow faster than the market.

Heino von Prondzynski, Head of the Diagnostics Division

Market leadership extended. Sales by the Diagnostics Division in 2002 totalled 7,239 million Swiss francs, a year-on-year increase of 11% in local currencies and 5% in Swiss francs. Once again, sales grew faster than the market in each of the division's business areas. Continued above-average gains by Diabetes Care and Molecular Diagnostics reflect the innovative strength and focused market development activities of these two business areas. In 2002 Roche Diagnostics further strengthened its position as the world's leading in-vitro diagnostics company, expanding its global market share to 19%, compared with 18% in 2001.

Divisional profitability also increased, with operating profit up 14% to 1,131 million Swiss francs and EBITDA advancing 8% to 1,984 million Swiss francs. The division's operating profit and EBITDA margins were 15.6% and 27.4%, respectively, an increase of 1.2 and 0.8 percentage points. Increased expenditure, particularly for research and development and licensing activities, was more than offset by the strong sales growth.

Sales outpace market growth in all regions. In 2002 sales grew ahead of the market in each of the five regions served by the division. Continued growth in North America was driven mainly by the diabetes monitoring business, molecular diagnostics products and the Elecsys immunochemistry product line. In Europe the dynamic growth seen in 2001 continued, with important contributions resulting from increased harmonisation of analytical platforms and reagents for clinical laboratories. The double-digit gains recorded in the two biggest regions were surpassed, once again, in Japan and Asia–Pacific. Sales in Iberia/Latin America suffered as a result of the continuing economic crisis in Latin America.

Helping to shape the future. Roche is playing an active role in shaping tomorrow's in-vitro diagnostics market. To meet the need for actionable health information, Roche is developing solutions that combine cutting-edge diagnostics with information management and connectivity. The aim is to link, organise and translate diagnostic data into information that supports and enhances clinical decision-making. The division has already begun creating the infrastructure needed to serve this young but fast-growing market and has secured access to the necessary technologies.



Mellibase, an on-line service package that has been launched in its first markets, is one example of actionable health information from Roche. Using Mellibase, doctors and health insurers can provide diabetes patients with individualised, evidence-based information about the potential medical complications and economic consequences of their condition, explain treatment options and motivate patients to adhere to an optimised treatment routine.

Diagnostics sales 1998–2002 in millions of CHF


7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
4,616
5,282
6,252
6,900
7,239
98
99
00
01
02

The division's active licensing policy continues to play a strategic role. By granting licences on intellectual property that underpins its existing business, Roche is promoting wide use of the associated technology and systems. This applies particularly to PCR. In addition, by acquiring licences in health information and other areas, the division is moving to secure its innovative strength for the future.

Thanks to the internal venture process initiated in 2001, Roche Diagnostics has also succeeded in bringing together creativity, skill and entrepreneurial initiative from throughout its international organisation. Designed to identify and mobilise untapped talent and ideas, the initiative has so far led to the evaluation of several thousand business proposals, focusing on projects that are likely to result in new products or open up new market opportunities. Four of these 'companies within the company' are already generating revenue just one year after being established.

Strong growth in all business areas

Diabetes Care. Thanks to the continued success of the Accu-Chek product line, Diabetes Care further extended its lead in the blood glucose monitoring segment, posting local currency growth of 14%. Once again, the Accu-Chek Advantage glucose meter was one of the main growth drivers. Successful launches in Europe and Japan continued the global roll-out of Accu-Chek Compact, the first glucose meter featuring integrated test strips and automatic checks of strip integrity.



Sales by region
Asia-Pacific 6%
Japan 5%
Others 3%
Europe 42%
North America 36%
Iberia/Latin America 8%



Sales by business area
Near Patient Testing 8%
Applied Science 8%
Molecular Diagnostics 13%
Diabetes Care 35%
Centralized Diagnostics 36%

Global roll-out of Accu-Chek Active, an extremely lightweight, user-friendly glucose meter that provides test results in seconds, was successfully completed.

The second quarter of 2002 saw FDA approval of Accu-Chek Pocket Compass, a software designed for personal digital assistants that enables data to be downloaded directly from a blood glucose meter.

Accu-Chek Monitor, a continuous blood glucose monitoring system that takes readings every five minutes for four days, marks a major milestone towards the development of an artificial pancreas for use by diabetes patients, one of Roche's long-term goals. The system has the longest monitoring capability on the market. Accu-Chek Monitor is scheduled for initial launch in Germany in 2003, where it will be marketed to medical professionals for use mainly in clinical trials.

The introduction of a new test strip for the Accu-Chek Compact glucose meter is scheduled for 2003. Giving faster results from less blood, it will make self-monitoring of blood glucose even easier. A second-generation version of the Accu-Chek Compact, which will include an integrated lancing system, is currently in development. This innovation will help us to take a leading position in the fast-growing integrated spot monitoring segment (glucose meters that combine test strips, automatic checks of strip integrity and lancing system).

In February 2003 Roche announced its intention to acquire the medical device supplier Disetronic, the world's second-biggest maker of insulin pumps. This move will enable Roche to offer comprehensive solutions for diabetes management that cover everything from glucose self-monitoring to individualised insulin delivery using the latest in insulin pump technology. The proposed acquisition is subject to approval by Disetronic's shareholders, who will vote on Roche's offer at a special general meeting, and the transaction will also have to be cleared by antitrust authorities.



Near Patient Testing. Sales by Roche Near Patient Testing, which supplies products and services for doctors' offices, ambulances and intensive care units, were up 5% in local currencies, again confirming this business area's market leadership.

Eight years' continuous market development have made Near Patient Testing the leading supplier in the coagulation monitoring segment. The trend towards self-monitoring of coagulation status by patients continued, resulting in substantial sales and market share growth for the CoaguChek product line in 2002. Growing acceptance of coagulation self-monitoring tests by health insurers and increased prescribing of oral anticoagulants are the reasons for this development. Roche's technological leadership in this area will be further underscored by the launch of a new, improved test strip, scheduled for 2003.

Sales by the Hospital Point of Care unit, which supplies rapid diagnostic products for emergency rooms and intensive care units, grew almost twice as fast as the market. This good performance was driven primarily by sales of cardiac assays and of OMNI C, a new analyser that measures ten of the most important critical care parameters. In its first year on the market OMNI C has become one of the main revenue earners in its segment. Roche Diagnostics hopes to duplicate this success in 2003 with the launch of OMNI S, a new multiple parameter blood gas analyser.

There is increasing demand for information to be extensively networked and rapidly available wherever it is needed. Accordingly, Roche Diagnostics' strategy of packaging its systems as global solutions in combination with IT products such as DataCare has also had a very positive impact on sales.

In the primary care segment (compact systems for doctors' offices) Roche confirmed its leadership in the markets for point-of-care urinalysis and multiparameter systems such as the Reflotron product line. Roche Diagnostics is planning a special web portal for direct communication with customers. This will give physicians and pathologists access to information and services related to the division's primary-care products.

From researchers to patients: the broadest range of diagnostics products on the market

Research market	*Healthcare providers*	*Consumers*
Research labs University hospitals	Service labs Hospitals Doctors' offices GPs	Patients Consumers

Applied Science
LightCycler, MagNa Pure LC, Rapid Translation System (RTS), ProteoExpert, reagents for research and industry

Molecular Diagnostics[1]
Cobas Amplicor, Cobas AmpliPrep, Cobas TaqMan, Cobas AmpliScreen

Centralized Diagnostics[1]
Modular Analytics SWA, Roche/Hitachi, Cobas Integra, Elecsys, Cobas Core, Stago, Sysmex, Elecsys proBNP

Near Patient Testing[1]
CoaguChek, Cardiac Reader, Troponin T, OMNI, Reflotron, Combur Test, Chemstrip, Accutrend GCT, DataCare

Diabetes Care
Accu-Chek product line (Accu-Chek Compact, Accu-Chek Sensor/Advantage, Accu-Chek Active, Softclix)

1) The division's Centralized Diagnostics, Molecular Diagnostics and Near Patient Testing businesses, which serve the needs of health professionals, are linked together in the Lab Network organisation.

Applied Science
Reagents and innovative systems and technologies for medical and biotech research and food safety testing; biochemical reagents for industry

Molecular Diagnostics
PCR-based tests and analysers for diagnosis, identifying disease predisposition and monitoring disease progression and response to therapy

Centralized Diagnostics
Integrated solutions for in vitro diagnostic laboratories, including everything from analysers and test reagents to intelligent workflow optimisation and service offerings. Innovative diagnostic parameters and systems for use in laboratory diagnostics.

Near Patient Testing
Products and services for point-of-care testing, including coagulation monitoring, electrolyte and blood gas analysis, rapid urinalysis; clinical chemistry analysers; systems and rapid tests for cardiac markers; information management and connectivity software.

Diabetes Care
Innovative blood glucose monitoring systems, services and information for patients with diabetes and health professionals involved in diabetes management.

Centralized Diagnostics. Sales by our Centralized Diagnostics unit, the leading supplier of integrated analytical systems for hospitals and high-volume laboratories, advanced 8% in local currencies, outpacing the market by a substantial margin. The increase was driven primarily by our Elecsys (immunochemistry) and Integra (clinical chemistry) product lines and by the hematology products we market in North America and a number of European and Asian countries for our Japanese partner Sysmex.

Roche's presence in this segment has been further strengthened by the global roll-out of Modular Analytics SWA, the first commercially available serum work area to combine high-throughput clinical chemistry and immunoassay testing on a single platform. The platform can be configured to individual laboratories' needs and is capable of processing roughly 90% of patient samples in a single pass, thus setting new standards of efficiency and productivity.

The wide range of high-quality tests available for Modular Analytics SWA is another reason why the system has received such a positive market response. In 2002 the menu was expanded to include tests for hormones, cardiac markers and markers of bone metabolism. This brings to 50 the number of clinical parameters that can now be determined using Elecsys analysers.

The year also saw the successful launch of Elecsys proBNP, the first commercial, fully-automated test for diagnosing heart failure and monitoring patients' response to treatment. The test not only detects the disease but also helps doctors to determine its severity and the likely prognosis. Thanks to proBNP, heart failure can now be detected at an early stage and treatment significantly improved. There are nearly 5 million symptomatic heart failure patients in the United States alone, and roughly half a million new cases are diagnosed there every year.



Roche has lodged an appeal against the judgement issued in the Igen lawsuit in April 2002 by a lower court in the United States. At the same time we are in discussions with Igen with the aim of establishing a successful basis for future cooperation that will benefit both parties.

Molecular Diagnostics. Roche Molecular Diagnostics, the market leader in its field, posted a 19% sales increase in local currencies, a growth rate that is once again well ahead of the market average. The business area's AmpliScreen tests for screening donated blood and blood products and its tests for hepatitis B and C and sexually transmitted diseases delivered especially robust growth.

The gains in this business area reflect strong demand for products based on the highly sensitive polymerase chain reaction (PCR) technique. Using PCR technology, it is possible to copy specific segments of genetic material millions of times over, including even the tiniest fragments of bacterial or viral DNA. PCR-based tests thus afford a means of diagnosing a number of conditions rapidly and very reliably.

Unparalleled product pipeline


Diabetes Care 22
Near Patient Testing 9
Applied Science 21
Molecular Diagnostics 34
Centralized Diagnostics 20

All business areas expected to contribute major innovations in the next five years

Following successful launches in a number of markets, a new version of our highly sensitive Amplicor HIV-1 test was cleared in the United States in mid-2002 for use in monitoring patients' responses to AIDS therapy.

In December 2002 the FDA also granted regulatory clearance for our Cobas AmpliScreen System, further strengthening our position in the blood screening sector; FDA approval of Roche's PCR-based hepatitis C and HIV tests designed for use with the system followed later the same month. Roche tests are already used to screen all donor blood in Japan, the Netherlands and the United Kingdom.

A broad portfolio of human papillomavirus (HPV) patents acquired from the Institut Pasteur has given us a solid basis for developing and marketing products for the early detection of HPV infection. HPV is the leading cause of cervical cancer, a disease in which early diagnosis and treatment are critical for a positive prognosis. Late in 2003 we plan to market an HPV test that we expect will supplant conventional Pap smear testing in the mid term.

Agreements like the one signed with the Institut Pasteur and another establishing a strategic alliance with Qiagen to develop and commercialise an integrated nucleic acid diagnostics system are carefully targeted at reinforcing our leadership in molecular diagnostics.

In January 2003 Roche Diagnostics and Affymetrix signed an agreement that grants Roche non-exclusive rights to Affymetrix's array and instrument technologies for up to 18 years. One of the benefits of having access to GeneChip technology is that it will enable us to develop specific diagnostic laboratory tests for a wide range of diseases. We are confident that the synergies between Affymetrix's GeneChip platform and Roche's PCR technology will establish new standards in genetic testing, making it possible to tailor therapies to individual patients' profiles, and will further enhance Roche Diagnostics' attractiveness as a partner for companies working on the development of markers to guide individualised therapies.



The global roll-out of Cobas TaqMan 48, a fully automated PCR analyser, is progressing on schedule. Its 'big brother', Cobas TaqMan, was successfully launched in the United States in January 2002. Together with the Cobas AmpliPrep sample preparation system, these analysers represent another milestone in our ongoing efforts to develop this market.

New medical applications for PCR in blood screening, HPV tests for women and tests for sepsis (blood poisoning) are expected to stimulate additional growth in this business area, as are new PCR-based products for use in genomics.

Applied Science. Roche Applied Science, which makes reagents and high-tech systems for scientific and industrial research, recorded sales growth of 7% in local currencies and maintained its position in last year's particularly challenging biotech business environment. This strong performance was driven by sales of the MagNa Pure LC and LightCycler PCR workflow system used primarily in genetics research and gene-based diagnostics. LightCycler is an instrument that amplifies genetic material for DNA analysis. MagNa Pure LC is a module that automates PCR sample preparation.

In 2002 Applied Science was again successful in its efforts to expand into new markets. One example is the collaboration begun in autumn with IDEXX Laboratories (USA) in veterinary diagnostics. Another is the extension of our range of products for food testing: new LightCycler-based tests enable rapid, precise detection of the foodborne pathogens Salmonella and Listeria and of genetically modified food constituents.

Also new is a range of research tests codeveloped with Innogenetics for the detection of dangerous bacteria, an important step on the road to a comprehensive portfolio of direct assays for microbial pathogens in blood.

The Rapid Translation System (RTS) is the world's first commercial system for cell-free protein expression. Roche further extended the RTS product range in 2002 with the launch of the RTS ProteoMaster, a highly versatile system for a wide range of applications in proteomics.

With its entry into the field of scientific services Roche Applied Science is seeking to develop a completely new market segment. ProteoExpert is an internet-based information service designed to help scientists working with the RTS to achieve faster, more efficient protein synthesis. It was developed in cooperation with Biomax Informatics of Germany.

Launches of additional products and services are expected to further strengthen Applied Science's market position. These include a system for producing customised biochips for use in research, an expanded version of the LightCycler, the new IndyCycler PCR instrument, and a new service (the result of an internal venture project) that offers synthesis of special proteins for industrial clients.

Outlook. The division's excellent performance in 2002 is further confirmation that we are pursuing the correct strategy with the realignment initiated two years ago. For 2003 we expect that divisional sales will continue to advance well ahead of the market. We remain confident of achieving an operating profit margin of slightly better than 20% in 2006.

We expect to see further dynamic sales growth, particularly in Europe, the United States, Asia–Pacific and Japan. In the medium term we intend to strengthen our market leadership with launches of innovative new products. We will continue to pursue a three-pronged success strategy driven by our strong commitment to R&D (where we invest more in absolute terms than our competitors), our internal venture process that provides a source of new business models, products and services, and a network of alliances with leading technology companies.

We will also continue to systematically evolve the division into a provider of actionable health information through targeted strategic initiatives. In particular, we will focus on improvements and innovations in areas such as hospital information management and connectivity in order to strengthen our market lead and remain the industry trendsetter. Roche Diagnostics is ideally positioned to continue its active role in shaping the in-vitro diagnostics market of the future.

Vitamins and Fine Chemicals Division in brief

	in millions of CHF 2002	change in CHF 01/02	change in local currencies 01/02
Sales	3,391	–4%	1%
– Vitamins	1,760	–2%	5%
– Carotenoids	665	–8%	–2%
– Other fine chemicals	966	–6%	0%
EBITDA[1]	462	–20%	–7%
Operating profit[1]	223	–36%	–17%
R&D expenditures	125	2%	2%
Employees	7,261	–3%	

1) Before charges for the vitamin case and before impairment of the division's net assets.

Vitamins and Fine Chemicals

In February 2002 Roche announced its intention to divest its Vitamins and Fine Chemicals Division in order to concentrate fully on its core pharmaceuticals and diagnostics businesses. Six months later the Group disclosed its plans to sell the division to DSM in the Netherlands. The contract was finalised in February 2003. The actual closing date will then depend on how soon the authorities approve the sale.

Although economic conditions remained difficult in 2002, the Vitamins and Fine Chemicals Division held its market share and posted substantial volume gains.



In 2002 we aggressively continued our strategy of developing and commercialising new and better products that deliver differentiated benefits to our customers. This has put us in a stronger position to extend our global market lead further.

Markus Altwegg, Head of the Vitamins and Fine Chemicals Division

Global market leader steps up volume growth. The Vitamins and Fine Chemicals Division recorded sales of almost 3.4 billion Swiss francs in 2002. Compared with the previous year, this was equivalent to an increase of 1% in local currencies and a decline of 4% in Swiss francs. Although last year's anticipated market upturn has yet to occur, sales growth in local currencies increased in the second half of 2002. Operating profit – before charges for the vitamin case and before impairment of the division's net assets – declined by 123 million Swiss francs, and EBITDA was down by 115 million Swiss francs. The division's operating and EBITDA margins were thus 6.6% and 13.6%, respectively. Among the factors contributing to this weaker performance were the unfavourable exchange rate of the US dollar relative to the Swiss franc, restructuring and other one-time costs and lower prices for some products.

The volume of products sold by the division rose by a substantial 7%, with especially strong gains being recorded for new products. Growth in the animal nutrition segment was led by the division's Hy.D feed supplement and enzyme products. Robust volume gains were also posted in the food segment with natural-source vitamin E, polyunsaturated fatty acids and the new carotenoids lycopene, lutein and zeaxanthin. In the fiercely competitive cosmetics segment the division scored major sales successes with its stable vitamin C formulation STAY-C 50 and with Parasol SLX, a new-generation UVB sunscreen launched only last year.

With vitamins A, E and C, the B-complex vitamins and other products still experiencing significant pricing pressures, the division took steps to offset the impact of price erosion by implementing additional programmes to restructure its manufacturing operations and marketing infrastructure.

In North America the division continued to gain market share. Despite downward pressure on prices, the division outperformed expectations in this region, recording year-on-year volume gains and increased sales in local currencies. In Europe the negative trend noted early in the year was reversed. By contrast, the situation in Latin American markets remained critical because of the region's currency problems. The division's overall share of the astaxanthin market remained stable, despite a downturn in demand from Chile's salmon-farming sector. Sales growth was especially positive in the high-potential Chinese market. The division posted substantial growth in local currency terms in the Asia–Pacific region.

Sales by region


Asia-Pacific 19%
Europe and Africa 39%
North and Latin America 42%

Sales by customer segment


Food 22%
Cosmetics 5%
Pharmaceuticals 19%
Animal feeds 54%

Strategic investments in production and research. The Vitamins and Fine Chemicals Division reinforced its lead as a premix supplier by opening new, state-of-the-art plants for feed premixes in Chile, Hungary and Vietnam and for food premixes in China and South Africa. 2002 was another very successful year for the division's premix business.

Construction work on the world's most advanced vitamin E manufacturing facility is proceeding on schedule in Sisseln (Switzerland). At the Grenzach (Germany) site production of vitamin B_2 using an industrial fermentation process is fully under way, and the process is living up to the division's high expectations. Following start-up difficulties, the new biotin plant in Grenzach was able to meet increased demands for this vitamin at mid-year. Prices were adversely affected in the second half of 2002, however, as supply exceeded demand. Nevertheless, biotin sales were significantly better than in 2001. Production of vitamin C was down for the year as a result of delays in construction work at the vitamin C plant in Dalry (Scotland).

The division continued to focus its research efforts on developing innovative new products and more efficient manufacturing processes. In a further move designed to support the division's '50:10 Initiative' (aimed at reducing costs by 50% in ten years), a new biotech centre was opened in Grenzach; progress with this initiative is on track. Divisional research units developed a number of new formulations, increasing the level of differentiation in existing product lines. Stepped-up efforts to drive innovation were reflected in the number of new patent applications filed, which doubled compared with 2001.

Sale to DSM. After swiftly completing preparations, announced last spring, to divest the Vitamins and Fine Chemicals Division, Roche decided in August to sell the division to the Netherlands-based DSM group. As a core business of DSM – a chemicals company with a strong life sciences focus – the division will be even more solidly positioned to extend its market and technology leadership and will benefit from new opportunities for growth. The division remains firmly committed to pursuing its plans and objectives. All ongoing capital expenditure and restructuring projects, for example, will be implemented as planned. Any residual liabilities relating to the vitamin case will remain with the Roche Group. Negotiations with DSM to finalise the contract were successfully concluded in February 2003.

Branded vitamin products such as Supradyn, Berocca and Redoxon will continue to be marketed by Roche Consumer Health, our non-prescription medicines business, and are therefore not part of this transaction.



Since 1994 Roche has supported the Phelophepa Health Train, a clinic on rails that brings affordable primary health services to people living in rural areas of South Africa. Roche provides all operating funding for the Roche Health Clinic, whose staff also visit area schools at each train stop to educate people on health issues and raise public awareness about specific problems.

Every year more than 40,000 people are treated on the Phelophepa Health Train. Besides providing general medical services, dental and eye care and psychological counselling, the Phelophepa project also aims to help people help themselves. Volunteers from every community visited by the train attend a basic health education course and then act as 'multipliers' by passing on what they have learned to others in their communities.

People and the Environment

Human resources, safety and environmental protection and social involvement. Three distinct areas with a common concern: people.

Last year we introduced Roche Connect to give everyone who works at Roche a chance to share financially in the company's success. And we continued to promote a corporate culture that rewards performance.

Ongoing efforts to enhance safety and environmental protection resulted in further reductions in energy consumption and emissions of harmful pollutants, benefiting our employees and the communities where Roche facilities are located.

And we remained actively involved in efforts to overcome the critical lack of healthcare that affects so many people in developing countries.

Human Resources



We have established a culture that rewards performance and promotes entrepreneurial thinking at all levels of the organisation. Our Roche Connect employee equity plan is an opportunity for all employees to share directly in Roche's success.

Daniel Villiger, Head of Corporate Services

Healthy growth leads to rise in headcount. The healthy sales growth posted by the divisions in 2002 led to selective affiliate staffing increases. At year end the Roche Group employed 69,659 people in around 60 countries. The Diagnostics Division recruited 723 new employees, primarily in Europe and North America. Pharmaceuticals Division headcount was up by 5,409, mainly as a result of new hires in the United States, Latin America and Eastern Europe. The consolidation of Chugai also contributed to the rise in the division's headcount, increasing the number of employees in Japan by 4,247 to 5,797. At the end of 2002 total headcount was up 5,942, an increase of 9% over the 2001 figure. As a result, the cost of wages, salaries and employee benefits rose by 112 to 7,528 million Swiss francs.

Equity ownership programmes promote employee identification with Roche. In 2002 a new programme called Roche Connect was launched with the aim of giving employees worldwide the opportunity to purchase Roche non-voting equity securities *(Genussscheine)* at a discount and thus participate in the Group's success. Up to the end of February 2003 the programme had been introduced in 25 countries. Around 20% of the employees in these countries have signed up for Roche Connect so far. The programme is scheduled for roll-out in a further 20 countries in 2003.

2002 also saw the launch of a new non-voting equity security option programme for high-level employees. As the Group buys the underlying securities and other equity instruments on the stock market, there is no dilution of the value of Roche securities.

Headcount by division at year end

	2002	2001	change	% change
Pharmaceuticals	44,901	39,492	5,409	14
Diagnostics	17,068	16,345	723	4
Vitamins and Fine Chemicals	7,261	7,494	–233	–3
Others	429	386	43	11
Roche Group	69,659	63,717	5,942	9

Headcount by region at year end

Europe	32,551	31,848	703	2
– Switzerland	8,569	8,266	303	4
North America	17,988	17,359	629	4
Latin America	5,816	5,655	161	3
Asia	11,550	7,133	4,417	62
– Japan	6,381	2,076	4,305	207
Africa, Australia, Oceania	1,754	1,722	32	2
Total	69,659	63,717	5,942	9

Adding value through performance. The performance-based compensation system introduced four years ago is being progressively extended, with financial incentives for managers linked more closely to their contributions to increasing the company's value. One component is a value-oriented performance management system introduced in 2002. It will be developed further in 2003.

In the Pharmaceuticals Division human resources activities in 2002 were focused on establishing a sustainable leadership and performance culture. This is being supported by an expanded global human resources function within the division. From 2003 on talent identification and leadership development will be based on global standards and expanded.

The roll-out of our executive development programme in collaboration with London Business School continued in 2002, and activities to enhance leadership competencies will remain a high priority in 2003. The division has made considerable progress towards developing compensation and incentive programmes to reward outstanding achievements.

A key human resources focus in the Diagnostics Division last year was the formulation of leadership principles for divisional managers based on Roche's corporate leadership philosophy. These will be implemented in 2003. Part of the remuneration of managers eligible for variable compensation packages will be related even more closely to goal achievement and leadership performance.

Among Roche's global human resources initiatives in 2002 were an intensified talent development and junior leadership process and the launch of an assessment and development centre for managers at advanced stages of their careers. These are complemented by global learning and development programmes for individuals and teams to support successful implementation of Roche's business strategy.



DSM to acquire Vitamins and Fine Chemicals Division. In February 2003 Roche signed a contract to sell its Vitamins and Fine Chemicals Division to the Netherlands-based DSM group. The transaction is still subject to approval by antitrust authorities, and we expect to close the sale in the first half of 2003. DSM has agreed to honour the current terms and conditions of employment of the division's employees and to provide post-retirement benefits and health coverage at current levels or higher. Ongoing restructuring programmes in the division will be completed as planned.

Safety and Environmental Protection

Sustainability. Safety and environmental protection are crucial issues for Roche, as continuous and demonstrable advances in these areas can make a genuine and measurable contribution to sustainable development. Roche firmly believes that sustainable business practices are the key to success for a forward-looking, innovative company.



We regard our efforts on behalf of safety and environmental protection, eco-efficiency and sustainability not merely as an obligation we have to society but as part and parcel of our corporate activities.

Hans Künzi, Head of Corporate Safety and Environmental Protection

For several decades we have been steadily reducing emissions into the air, water and soil. In recent years we have achieved this mainly by improving existing manufacturing processes or replacing them with fundamentally new ones that have the additional advantage of reducing energy consumption and waste volumes.

Roche systematically implements its own corporate health, safety and environmental protection standards, the Business Charter for Sustainable Development developed by the International Chamber of Commerce and the guidelines formulated in the chemical industry's worldwide Responsible Care programme. In particular, we subscribe to the precautionary principle and the principle of eco-efficiency.

Accordingly, we remain committed to increasing the eco-efficiency of our manufacturing operations by reducing energy consumption and associated CO_2 emissions and implementing process optimisations.

In 2002 our contributions to sustainable development again gained us a number of honours, including an award by the San Francisco Bay Area Business Environmental Network for Roche Palo Alto in California (USA) for its energy reduction and

Safety and environmental protection expenditure in millions of CHF	2002	2001
Investment	198	168
Operating costs	380	386
Total expenditure	578	554

environmental programmes, and yet another Clean Industry Award for our facility in Cuernavaca, Mexico. In addition, several Roche facilities gained ISO 14001 certification.

Health, safety and environmental protection expenditure in 2002 came to 578 million Swiss francs, or 1.9% of sales. The increase is due primarily to new environmental protection equipment and new production facilities with integrated S&E controls.

Accidents and incidents. As in previous years, there were no major incidents at Group facilities in 2002, and the number of incidents again declined from the year-earlier level. Both the severity and frequency of accidents declined significantly in comparison with 2001. These positive results are due to our uncompromising commitment to training and development of S&E officers and other employees. In 2002 training focused on risk management, risk analysis, incident management and aspects of occupational medicine.

A total of 41 S&E audits were conducted in 23 countries. The visits once again confirmed that high safety, health and environmental protection standards are maintained at Group facilities.

Environmental protection. Groupwide energy conservation efforts continued successfully in the year under review, supported by a variety of campaigns. Energy consumption was reduced by a substantial 4%.

In addition, a special campaign was launched to reduce CO_2 emissions. In accordance with agreements reached at the environmental conferences in Rio, Kyoto and Johannesburg, Roche intends to decrease its emissions of greenhouse gases further and thus make an active contribution to reducing climate change. In 2002 the campaign resulted in a decrease in CO_2 emissions of 3.4%.

A further Group goal is the elimination of halogenated hydrocarbon compounds in cooling systems and fire extinguishers. By steadily replacing halogenated hydrocarbons with other agents and alternative technical solutions, Roche is working to help protect the ozone layer and reduce the greenhouse effect. In 2002 these efforts led to a further reduction of 1% in the total inventory of halogenated hydrocarbons at Roche facilities.

Emissions of volatile organic compounds (VOC) at Roche plants have been reduced by 60% overall in the past ten years. In 2002 VOC emissions were cut by 12% in comparison with 2001.

Environmental stewardship. Roche is one of the few Swiss firms that has continuously participated in international programmes for the safe management of chemicals (OECD, ICCA, CEFIC). The aim of these programmes is to evaluate the environmental impact and improve our knowledge of substances used worldwide in large quantities. Roche is also a major contributor to the international chemical industry's Long Range Research Initiative, which is investigating the impact of trace amounts of chemicals on humans, animals and the environment and supports national research projects with similar objectives.

It is with some concern that Roche, as a member of various national and international bodies, has been following the EU's deliberations on a 'Strategy for a Future Chemicals Policy'. In February 2001 the European Commission published a white paper containing proposals for new European legislation on chemicals. Initial drafts of what will be legally binding regulations and directives are expected by spring 2003. The proposed new registration procedure, broad interpretation of the precautionary principle and additional bureaucratic hurdles would seriously jeopardise Europe's attractiveness as a centre for the chemical and pharmaceutical industry.

Social Involvement

The many faces of good corporate citizenship. As a global company, Roche contributes daily to improving the quality of life of people around the world. We are directly involved in community service projects, make donations to charitable causes and work in partnership with a wide range of non-profit organisations. At Roche good corporate citizenship extends from environmental protection and promoting public health awareness and education to providing humanitarian aid.

We look for innovative ways to improve healthcare delivery in developing countries. Because of the close alignment between our diagnostics and therapeutics businesses, we are able to contribute to the effective use of these countries' very limited resources.

The 'Train of Hope' assures access to basic medical care. Relieving the heavy burden of disease in developing countries requires sweeping improve-



Innovation is central to Roche's pharmaceutical and diagnostic research. But we are also breaking new ground to resolve healthcare challenges in the developing world which have so far seemed insurmountable.

Franz B. Humer, Chairman of the Board of Directors and CEO

The Phelophepa Health Train – facts and figures

When the Health Train began operating in 1993, it consisted of three coaches. Today it boasts 16 coaches, weighs 600 tonnes and is fully equipped to provide general medical services and dental, eye and psychiatric care.

Phelophepa spends 36 weeks a year travelling the country. A permanent staff of 14 work with about 40 students preparing for careers in a variety of medical and health-related fields; in return for 14-days of volunteer service the students gain valuable practical experience. More than 40,000 people are treated on the train every year. So far the Health Train has brought basic medical services to over one million people in remote parts of South Africa.

At each of the train's 36 annual stops around 20 members of the local community come aboard for a five-day course that provides basic information on subjects such as first aid, hygiene, infectious diseases, sound nutrition and family health. This method of helping people to help themselves has brought about a significant and lasting improvement in the health of people living in the regions visited by the train. Phelophepa is thus contributing to sustainable development in rural South Africa.

ments in infrastructure, or even creating an infrastructure where none exists. For a start, this means addressing basic needs for sound nutrition and clean water. And it also involves providing access to good primary care, raising awareness of health problems and creating the institutional and other resources needed to provide specialist treatment. Nobody can meet these challenges alone. But when a broad coalition of partners works together, significant progress is possible. South Africa's Phelophepa project is an impressive example of just how much can be achieved.

'Phelophepa' – which, translated literally, means 'good, clean medical care' – is the name of a mobile clinic on rails. Made possible by an alliance of health-care and transport companies, government agencies and universities, the project delivers basic medical services to large numbers of people in remote rural areas of South Africa. Roche has been supporting the 'Train of Hope', as local people call it, since 1994 and is one of its leading sponsors. At a ceremony in May 2002 Roche was honoured with an award, presented by a South African cabinet minister, for its contribution to the health train.

In 2001 the coach housing the train's health clinic was officially renamed the 'Roche Health Clinic' in recognition of Roche's long-standing and continuing support. Roche has assumed full financial responsibility for this clinic and provides all funding for maintenance, salaries, medical equipment, consumables and training materials. Since 2002 Roche has also been contributing to initial and in-service training activities to help the clinic's staff stay abreast of new advances in primary care and provide the best possible services.

Building a united front against HIV. Partnerships between international organisations such as UNAIDS, national governments, relief organisations and industry have a critical role to play in combating HIV/AIDS in the Third World. As a founder member of the Accelerating Access Initiative, which has brought together five UN agencies and five research-based pharmaceutical companies, Roche is supporting this effort.

Important steps have been taken recently to ensure broader access to treatments for HIV/AIDS. Governments have become more actively involved in the fight against AIDS while at the same time recognising obligations imposed by international trade and patent laws. Pharmaceutical companies, for their part, have made major concessions on drug pricing. Roche's position on the matter is clear:



'We do not intend to make a profit on AIDS drugs in Africa.' Moreover, we will refrain from submitting patent applications or asserting existing patent rights for anti-HIV products in the 50 Least Developed Countries and the 13 countries in sub-Saharan Africa not classified as 'Least Developed'.

In developing countries, and particularly in sub-Saharan Africa, we supply major drugs such as Invirase and Viracept on terms even more favourable than those offered by manufacturers of generics. In the case of Viracept, we were able to reduce prices even more sharply in 2002 thanks to improvements in the manufacturing process for this important therapeutic agent. In addition, Roche Diagnostics is supplying highly sensitive PCR tests for diagnosing HIV and monitoring antiretroviral therapy at massively reduced prices.

These are important measures in the fight against HIV/AIDS although low prices alone cannot solve the problem. Affordability is only one of many barriers to healthcare in developing nations. Roche therefore also supports projects that promote prevention and help to improve infrastructure.

CARE, a pilot project initiated in early 2001 in conjunction with PharmAccess International to facilitate access to HIV treatment in Kenya, Uganda, Côte d'Ivoire and Senegal, is now successfully underway. Infrastructure and distribution problems caused an initial delay of almost one year in getting the project off the ground. Roche funds this pilot project, in addition to supporting it with medicines, diagnostic kits, education programmes and scientific and medical expertise. There are plans to expand the initiative in future with the help of donor funding. CARE is also serving as a model for other organisations' HIV projects in Africa.

Finance

2002 has been a year of great change for the Roche Group. Significant steps have been taken towards the strategic objective of creating a unique healthcare company focused on the two high-tech pillars Pharmaceuticals and Diagnostics. The Vitamins and Fine Chemicals Division is no longer considered a core activity and is consequently being divested to the Dutch Group DSM. In October 2002 the alliance with Chugai was completed, improving Roche's presence in the world's second largest pharmaceuticals market by a quantum leap.

While the underlying core businesses Pharmaceuticals and Diagnostics continue to achieve improved operating results and strong cash generation, these positive developments have been overshadowed by three factors: an impairment charge caused by the divestiture of the Vitamins and Fine Chemicals business, significant litigation expenses and the impact of setting a new basis for the management of the equity portfolio. For many years the active management of Roche's liquid funds with a long-term investor's perspective has made a major contribution to net income. Since the downturn of world equity markets in 2001 Roche has incurred substantial unrealised losses on its financial assets. These unrealised losses have been consistently reported in Roche's balance sheet. By proactively revising its accounting policies in line with expected developments in IFRS, Roche has created renewed financial flexibility: the related one-time impairment opens the way to manage all our liquid assets with the objective of generating financial income, reducing debt or investing for the strategic development of our two core businesses.

The impact of these three factors results in a reported net loss of 4.0 billion Swiss francs. Going forward Roche will be solely focused on its two successful, profitable and cash-generating core businesses, which during 2002 generated a net income of 3.8 billion Swiss francs.

Financial Review

Highlights in millions of CHF

	2002	Figures reported in the financial statements 2001	% change	2002	Figures reported on an adjusted basis[a] 2001	% change
Sales	29,725	29,163	+2	26,545	25,761	+3
EBITDA[b]	6,032	6,438	-6	7,721	7,211	+7
Operating profit	1,335	3,247	-59	4,965	4,438	+12
Net income	(4,026)	3,697	–	3,808	4,562	-17

a) The adjusted figures, which are used in the internal management of the Roche Group, represent the results of the Group's underlying on-going operations. They exclude special items and include only the continuing businesses. See pages 69–71 for a full description and reconciliation.

b) EBITDA: Earnings before interest and other financial income, tax, depreciation and amortisation, including impairment. This corresponds to operating profit before depreciation and amortisation, including impairment.

The core pharmaceuticals and diagnostics businesses delivered good results for 2002, as is shown in the adjusted results. Pharmaceuticals delivered particularly strong results in the oncology and transplantation areas and in addition generic competition to Roaccutane/Accutane in the United States came later than expected. The 2002 results also include three months worth of results from Chugai. Diagnostics once again showed continued growth in all business areas, especially diabetes care.

The financial impacts of the repositioning of the Roche Group as well as certain litigation matters have had a huge impact on the reported results. Litigation costs for the vitamin case and Genentech legal cases totalled 2.5 billion Swiss francs. The book value of the net assets of the Vitamins and Fine Chemicals Division has been written-down by 1.65 billion Swiss francs based on the sales price agreed with DSM, although this is partly offset by a book gain of 0.6 billion Swiss francs on the part disposal of Nippon Roche. The single largest impact has been in respect of the financial assets. Here the falls in world markets over the last two years, and particularly in the last six months of 2002, resulted in net unrealised losses of over 5 billion Swiss francs on the Group's equity portfolio. Consistent with the on-going restructuring of the Group's financing and treasury operations, the Group has decided to proactively revise its accounting policy in line with US healthcare peers and expected developments in IFRS to give a more appropriate presentation in the financial statements. Following this accounting policy revision, the major part of previously unrealised losses that had been deferred in equity were written-off. This resulted in a one-time expense of 5.2 billion Swiss francs.



During 2002 we have made positive and sometimes painful progress towards repositioning the Roche Group. We are exiting non-core activities and are now fully focused on our successful pharmaceuticals and diagnostics businesses. Roche Finance is now providing a solid platform for value creation and an entrepreneurial development of our Group.

Erich Hunziker, Chief Financial Officer

Roche Group repositioning in millions of CHF

Chugai

The alliance with Chugai has been completed during 2002, and the Group is now well positioned to move forward with its strategic objectives in Japan. The final purchase consideration in the acquisition accounting was 2.7 billion Swiss francs, although the overall consolidated net cash outflow was only 0.5 billion Swiss francs as the cash contributions made to Chugai remain on the Group's consolidated balance sheet. The annual on-going effects of the acquisition accounting include 80 million Swiss francs of amortisation and 10 million Swiss francs of depreciation.

The acquisition accounting also resulted in a one-time net gain of 586 million Swiss francs from effectively selling 49.9% of Nippon Roche to the minority shareholders of Chugai and a fair value write-up of 136 million Swiss francs on inventories held by Chugai at the date of acquisition. This will be written-off over the inventory turn of 4.8 months from October 2002, resulting in additional expenses of 87 million Swiss francs in 2002 and 49 million Swiss francs in the first half of 2003.

Pharmaceuticals Division restructuring

The fundamental restructuring programme announced on 30 May 2001 has been largely completed. Additional costs during 2002 were 154 million Swiss francs. No future costs are anticipated. The restructuring has lead to a more optimal cost structure and more focussed sales spend.

Divestment of Vitamins and Fine Chemicals business

The sale of the Vitamins and Fine Chemicals business has now been completed, subject to regulatory approval, and is expected to close by the first half of 2003. Based on the signed agreement with DSM, an impairment of the net assets of the division totalling 1,650 million Swiss francs has been recorded. Reduced profitability in the business since the initial announcement of the preliminary agreement with DSM and the reductions in the market valuations of businesses worldwide have led to the agreed sales price of the Vitamins and Fine Chemicals business being significantly lower than its previous book value. This reduction drives the impairment charge.

As part of the sale agreement, the liabilities in respect of the vitamin case remain with the Roche Group. Additional expenses were recorded in 2002 of 1,770 million Swiss francs, which represents the resolution of all major litigation currently outstanding from US customers and an estimate of the remaining likely litigation costs worldwide.

Genentech legal cases

Following a court judgement, the Group's US subsidiary Genentech recorded a provision of 778 million Swiss francs. The main litigation concerned relates to an alleged breach of a 1976 agreement between Genentech and the City of Hope Medical Center. Genentech is appealing the judgement. However, as was already announced in the Group's half-year results, a full provision has been recorded in the financial statements.

Treasury and Financing

During 2002 the Group took further steps to restructure its treasury and financing operations. The strategic objective is to move from high risk taking to having financial investments in line with the Group's healthcare peers. At the same time, the Group is evaluating options to restructure its debt financing with the aim of further reducing debt levels, simplifying the funding structure and better aligning funding levels with operating needs.

Developments in world markets have reduced the fair value of the Group's equity portfolio and have resulted in large unrealised losses deferred in equity. Consistent with the strategic objectives, Roche decided to proactively revise its accounting policy for available-for-sale financial assets. In future any investments that have a market value of more than 25% below their original cost for a sustained six-month period will be considered as impaired and the loss will automatically be recorded in the income statement rather than being deferred in equity. The one-time impact of this revision of the accounting policy is to recognise unrealised losses of 5.2 billion Swiss francs as at 31 December 2002 as an impairment charge. In effect these amounts are reclassified from fair value reserves in equity to retained earnings via the income statement. There is no impact on the balance sheet value of the financial assets, as these have already been recorded at market value since 1 January 2001.

Impact on net income in 2002

Chugai transaction	
- Net gain from acquisition accounting	586
- Inventory fair value adjustment write-off	(87)
Pharmaceuticals Division restructuring	(154)
Vitamins and Fine Chemicals Division	
- Discontinuing operation (including tax)	131
- Impairment of net assets	(1,650)
- Vitamin case	(1,770)
Major legal cases	(778)
Impairment of financial assets	(5,192)
Income taxes	864
Minority interests	216
Total impact	(7,834)

Operating results in millions of CHF

Sales: Double-digit growth in oncology, transplantation and in Diagnostics

	2002	2001	% change (CHF)	% change (local currencies)
Pharmaceuticals	19,306	18,861	+2	+9
of which				
Total Prescription	17,754	17,200	+3	+10
– Roche prescription[a) b)]	12,877	13,334	–3	+2
– Genentech prescription	3,251	2,866	+13	+23
– Japan prescription[c)]	1,626	1,000	+63	+82
OTC	1,552	1,661	–7	–2
Diagnostics	7,239	6,900	+5	+11
Sales (adjusted basis)	26,545	25,761	+3	+9
Vitamins and Fine Chemicals	3,391	3,540	–4	+1
Reclassification[a)]	(211)	(138)		
Total sales	29,725	29,163	+2	+8

a) Pharmaceuticals Division sales are adjusted to include the reclassification of sales to the Vitamins and Fine Chemicals Division.

b) Excludes Nippon Roche, which is classified as part of Japan prescription segment.

c) Consists of Chugai from 1 October 2002 and Nippon Roche from 1 January 2001 until 30 September 2002.

A strong performance of the oncology and transplantation franchises in the prescription business, a further double-digit growth in Diagnostics sales and the consolidation of Chugai from 1 October 2002 increased adjusted Group sales by 9% in local currencies to 26,545 million Swiss francs. Chugai contributed slightly less than 3 percentage points to the Group's growth and 4 percentage points to the growth of Pharmaceuticals and of the total prescription business. This significant sales increase was achieved in spite of the adverse impacts of generics on Roaccutane/Accutane, in particular in the second half of 2002.

Sales in Pharmaceuticals accounted for 73% of the Group's core businesses and Diagnostics 27%. Geographically, North America contributed 38%, Europe 37%, Japan 8% and the rest of the world 17% of total Group sales on an adjusted basis.

Operating profit:
Double-digit increase and margin improvement in Group, Pharmaceuticals and Diagnostics

	2002	2001	% change (CHF)	% change (local currencies)
Sales	26,545	25,761	+3	+9
Cost of sales	(6,108)	(6,011)	+2	+6
Gross profit	20,437	19,750	+3	+10
Marketing and distribution	(8,127)	(8,023)	+1	+8
Research and development	(4,132)	(3,771)	+10	+15
Administration	(1,193)	(1,118)	+7	+12
Amortisation of intangible assets	(1,502)	(1,533)	-2	+5
Impairment of long-term assets	(4)	(15)	-73	-73
Other operating income (expense), net	(514)	(852)	-40	-36
Operating profit (adjusted basis)	4,965	4,438	+12	+22
Adjustment items (see pages 69–71)	(3,630)	(1,191)	–	–
Total operating profit	1,335	3,247	-59	-44

Operating profit increased by 22% in local currencies (12% in Swiss francs) to almost 5 billion Swiss francs on an adjusted basis, which excludes the Vitamins and Fine Chemicals business and other special items in both 2002 and 2001. The increase was primarily driven by the sales growth, an improved cost structure as a result of the Pharmaceuticals Division restructuring and gains of approximately 250 million Swiss francs from continuing product portfolio and asset realignments. Pharmaceuticals and Diagnostics both increased their operating profit margin to 21.1% and 15.6% respectively. The Group operating profit margin was 18.7% of sales, an increase of 1.5 percentage points over the previous year.

Gross profit: Increase of 10% (3% in Swiss francs) to 20.4 billion Swiss francs, with the gross profit margin improved by 0.3 percentage points to 77.0%. This reflects particularly strong growth in high-margin Pharmaceuticals and Diagnostics products and the effects of continuing productivity improvements.

Marketing and distribution: Increase of 8% (1% in Swiss francs) to 8.1 billion Swiss francs, which was under-proportional to sales growth. Cost increases for the Pegasys and Fuzeon product launches in 2003 were partially offset by a more focused spend on growth areas resulting from the restructuring. Marketing and distribution as a percentage of sales fell by 0.5 percentage points.

Research and development: Increase of 15% (10% in Swiss francs) to 4.1 billion Swiss francs to support the strong research and development pipelines of the core businesses and intensified in-licensing arrangements. Research and development costs as a percentage of sales on Group level reached 15.6% in 2002, an increase of 1 percentage point over 2001. For Pharmaceuticals, which accounts for more than 80% of the Group's research and development expenses, they increased from 16.5% to 17.9%.

Administration: Increase of 12% (7% in Swiss francs) to 1.2 billion Swiss francs, mainly due to the integration of Chugai and other corporate projects.

Amortisation of intangible assets: Increase of 5% (decrease of 2% in Swiss francs) to 1.5 billion Swiss francs. In local currencies the amortisation charge increased by 5% mainly due to the acquisition of Chugai on 1 October 2002. The fall in Swiss francs is mainly driven by foreign exchange movements as a significant part of the Group's intangible assets are denominated in US dollars, euros and Japanese Yen. Roche's amortisation charge, currently almost 6% of sales, continues to be significantly higher than the industry average. Following the implementation of recent changes companies using United States Generally Accepted Accounting Principles (US GAAP) are no longer required to amortise goodwill and instead must carry out a regular impairment review. Roche is continuing to amortise goodwill, including that held by Genentech, as required by International Financial Reporting Standards (IFRS), with a goodwill amortisation expense of 501 million Swiss francs.

Other operating income (expense), net: Decrease of 36% (40% in Swiss francs) to net expense of 514 million Swiss francs, after 852 million Swiss francs in 2001. This reduction in the net expense is mainly driven by gains of approximately 250 million Swiss francs from continuing product portfolio and asset realignments, in particular by the gain from the disposal of Neupogen of 217 million Swiss francs in the second half of 2002.

Divisional results in millions of CHF

2002	Divisional sales to third parties	EBITDA	EBITDA as % of sales	Operating profit	Operating profit as % of sales
Pharmaceuticals	19,306	5,982	31.0	4,082	21.1
of which					
Total prescription	17,754	5,694	32.1	3.838	21.6
- Roche prescription	12,877	4,201	32.6	3,222	25.0
- Genentech prescription	3,251	1,204	37.0	382	11.8
- Japan prescription	1,626	289	17.8	234	14.4
OTC	1,552	288	18.6	244	15.7
Diagnostics	7,239	1,984	27.4	1,131	15.6
Other	–	(245)	–	(248)	–
Group total (adjusted basis)	26,545	7,721	29.1	4,965	18.7
Adjustment items (see pages 69–71)	3,180	(1,689)	–	(3,630)	–
Group total	29,725	6,032	20.3	1,335	4.5
2001					
Pharmaceuticals	18,861	5,603	29.7	3,674	19.5
of which					
Total prescription	17,200	5,256	30.6	3,389	19.7
- Roche prescription	13,334	4,098	30.7	3,146	23.6
- Genentech prescription	2,866	966	33.7	71	2.5
- Japan prescription	1,000	192	19.2	172	17.2
OTC	1,661	347	20.9	285	17.2
Diagnostics	6,900	1,833	26.6	993	14.4
Other	–	(225)	–	(229)	–
Group total (adjusted basis)	25,761	7,211	28.0	4,438	17.2
Adjustment items (see pages 69–71)	3,402	(773)	–	(1,191)	–
Group total	29,163	6,438	22.1	3,247	11.1

The adjusted figures, which are used in the internal management of the Roche Group, represent the results of the Group's underlying on-going operations. They exclude special items and include only the continuing businesses. See pages 69–71 for a full description and reconciliation.

Pharmaceuticals: Operating profit and EBITDA margins improved further

Operating profit increased by 11% to 4.1 billion Swiss francs, representing 21.1% of sales in 2002 after 19.5% in 2001. EBITDA totalled 6.0 billion Swiss francs, up by 7%, and the EBITDA margin increased from 29.7% to 31.0%. This strong result is driven by the prescription business while the OTC results weakened compared to the previous year.

Total prescription sales increased by 10% in local currencies primarily driven by the strong performance of the oncology franchise and other key products such as CellCept and NeoRecormon, partly offset by the impact of generics on Roaccutane/Accutane. The consolidation of Chugai from 1 October 2002 contributed 4 percentage points to the growth of the prescription business. Marketing and distribution costs increased in line with sales. Increased costs for the launch of new products such as Pegasys and Fuzeon were partially offset by a more focused spend on growth areas resulting from the Pharmaceuticals Division restructuring. The research and development pipeline was complemented by a number of in-licensing deals, which increased R&D costs substantially due to upfront and milestone payments. The result also includes the gain on the disposal of Neupogen of 217 million Swiss francs.

Due to the acquisition of Chugai and in order to improve comparability, the Japan prescription business is now reported separately. It consists of the Nippon Roche prescription business until 30 September 2002 and Chugai from 1 October 2002. Consequently the Roche prescription business as shown in this report excludes the business in Japan for both years. The profitability of the Roche prescription business was improved further and the operating profit margin is now at 25.0%. The Genentech prescription business achieved another very strong sales and profit growth. The EBITDA margin of 37.0% represents Genentech's strong contribution to the Group's operating cash generation. The 2002 operating profit of Genentech includes 603 million Swiss francs of amortisation mainly arising from the acquisition of Genentech by Roche. The Japan prescription business grew by 63% as a result of the acquisition of Chugai. The operating profit margin decreased to 14.4% due to the strength of the Swiss franc relative to the Japanese yen, higher launch costs for new products and the recurring acquisition accounting charges. On an annualised basis these acquisition accounting impacts amount to approximately 90 million Swiss francs.

OTC sales fell by 2% in local currencies. The main factors were weak sales of Aleve and the economic difficulties in Latin America. Operating profit decreased by 14% to 244 million Swiss francs, primarily due to the decline in sales, start-up costs for a new production facility, the absence of second half 2001 gains on product disposals as part of the ongoing product portfolio streamlining and intensified marketing efforts for product roll-outs in the second half of 2002. The operating profit margin was 15.7% compared to 17.2% in 2001.

Diagnostics: another strong result

The sales development again significantly outperformed the market with an overall growth rate of 11% in local currencies. Sales growth in the high margin business areas Molecular Diagnostics and Diabetes Care was particularly strong. Operating profit increased by 14% to 1,131 million Swiss francs and EBITDA by 8% to 1,984 million Swiss francs. Profitability again improved with the operating profit margin up by 1.2 percentage points to 15.6% and the EBITDA margin up by 0.8 percentage points to 27.4%. Increased operating costs, in particular for research and development and licensing activities, were more than offset by the strong sales growth.

Other

The result of 'Other' consists of the costs of Corporate Headquarters. In 2002, costs increased compared to 2001 mainly due to the launch of corporate initiatives.

Financial income (expense), net in millions of CHF

Impairment of financial assets

The impairment charge of 5,192 million Swiss francs has a very major impact on the Group's results. This charge arises from the accumulated effects on the Group's equity portfolio of the falls in world markets over the last two years, and especially in the last six months. The Group's revised accounting policy means that further significant falls would automatically be recognised as expenses, and not accumulate as deferrals in equity.

Underlying net financial income

Net financial income on an adjusted basis decreased by 52% to 736 million Swiss francs. This excludes net financial expenses of 73 million Swiss francs attributable to the Vitamins and Fine Chemicals business. The most significant item is a further gain of 1,032 million Swiss francs on disposal of LabCorp shares. Gains on equity derivatives include a further 167 million Swiss francs in respect of locking in part of the LabCorp gains using derivatives.

Excluding LabCorp, adjusted financial income is a net expense of 463 million Swiss francs, which is broadly as expected. Net income from equity investments excluding LabCorp was 314 million Swiss francs. The difficult market environment has limited the possibilities to realise other gains. Interest income was 487 million Swiss francs, a decrease of 26% relative to the prior year caused by falls in interest rates. Interest expense fell by 10% to 1,355 million Swiss francs. The fall in interest rates had less impact here, as the amortisation rates on the discount on debt instruments are fixed. A full breakdown of net financial income is given in Note 12 to the financial statements.

Income taxes in millions of CHF

The major events in 2002 have uneven tax impacts, which result in a tax expense of 839 million Swiss francs on a pre-tax loss of 3,194 million Swiss francs. These impacts are shown in the table in Note 13. The most significant is the impairment of financial assets, which causes a pre-tax loss of 5.2 billion Swiss francs with little tax impact, as most of the investments are held in low-tax jurisdictions.

On an adjusted basis the effective tax rate has increased to 29% from 23% in 2001. This is mainly due to operating income making up an increasingly higher proportion of pre-tax income than has previously been the case. Also the increasingly positive impact of Genentech and Chugai on pre-tax profits results in an increasing tax rate. Consequently, although adjusted pre-tax income in 2002 is 4% lower than in 2001, the tax expense is 21% higher.

Associated companies and minority interests in millions of CHF

In the reported results, part of the costs of the Genentech legal cases is attributable to the minorities. The underlying expense from minority interest continues to increase, as the overall contribution of Genentech to net income increases. In the comparative results, income from associated companies consists mainly of the income from LabCorp for the period prior to June 2001, during which time it was accounted for as an associated company. The remaining associated companies, notably Basilea Pharmaceutica, are currently generating a net expense.

Net income in millions of CHF

On a reported basis the various major events in 2002 result in a net loss of 4,026 million Swiss francs. On an adjusted basis net income is 17% lower at 3,808 million Swiss francs, with the 12% increase in operating profit being offset by lower financial income and a proportionately higher tax charge.

Cash flows and net liquidity in millions of CHF

Cash flow statement

	2002	2001
Cash generated from business operations	8,618	7,938
Other operating cash flows	(6,277)	(1,655)
Operating activities before income taxes	2,341	6,283
Income taxes paid (all activities)	(1,359)	(1,195)
Operating activities	982	5,088
Financing activities	(3,941)	(824)
Investing activities	3,538	(3,700)
Net effect of currency translation on cash	(285)	10
Increase (decrease) in cash	294	574

The Group's operations continued to show strong growing operating cash generation of 8.6 billion Swiss francs, driven by continued growth in EBITDA. The operating cash surplus was largely absorbed by payments totalling 4.3 billion Swiss francs in respect of major legal cases. These payments were as follows:
- Vitamin case – EU fine (778 million Swiss francs)
- Vitamin case – various settlement payments made to direct and indirect vitamins customers in the United States and elsewhere (2,488 million Swiss francs)
- Igen litigation – payment of 1,018 million Swiss francs into a collateral deposit account pending the resolution of the litigation.

Other operating cash flows have increased due to the additional contribution of 530 million Swiss francs paid into one of the Group's US pension plans. The increase in taxes paid reflects settlement of the increased tax expenses noted during 2001, and includes taxes paid on the LabCorp gains.

The most significant financing cash flows were the payment of the dividend to shareholders (1.1 billion Swiss francs) and the repayment on its due date of the 100 billion yen 'Samurai' bonds with a cash outflow of 1.3 billion Swiss francs. The outflows also include 1.1 billion Swiss francs cash paid by Genentech to repurchase their own shares from third parties.

Investing cash flows include the impacts of the Chugai and Antisoma alliances as well as 1.3 billion Swiss franc proceeds from the sale of LabCorp shares in March and July. Capital expenditure was slightly increased and there were no other major acquisitions or divestments. Funds for the major cash outflows described above were taken from the Group's marketable securities portfolio, which accounts for the remainder of the inflow during the year.

The demerger of the Vitamins and Fine Chemicals Division will not be completed until the first half of 2003, and therefore the division's cash flows are still included in the above figures.

Net liquidity

	31 December 2002	31 December 2001
Cash and marketable securities	15,825	24,548
Financial long-term assets	3,672	2,924
Derivative financial instruments, net	223	8
Own equity instruments	3,230	2,128
Financial assets	22,950	29,608
Long-term debt	(14,167)	(17,109)
Short-term debt	(8,183)	(6,621)
Total debt	(22,350)	(23,730)
Net liquidity	600	5,878

Net liquidity has decreased by 5.3 billion Swiss francs to give 600 million Swiss francs. Significant outflows were as follows:

- The vitamin case payments – 3.3 billion Swiss francs
- The dividend payment – 1.1 billion Swiss francs
- Falls in fair value of marketable securities – 3.2 billion Swiss francs.

The large outflows were partly off-set by cash generated from operations, where EBITDA totalled 6.0 billion Swiss francs. Three of the Group's debt instruments, the 'LYONs II', 'Helveticus' and 'Bullet' bonds, totalling 3.3 billion Swiss francs, are now classified as repayable within one year.

The sale of LabCorp shares has no effect on net liquidity, as in simple terms, it is a transfer from marketable securities to cash. Similarly the repayment of the 'Samurai' bonds is, in effect, a reduction of both short-term debt and cash by 1.3 billion Swiss francs.

For 2003, certain major items are foreseeable, including the proceeds from the demerger of the Vitamins and Fine Chemicals Division, settlement of remaining vitamin case provisions and the proposed dividend payment. The repayment of the 'LYONs II', 'Helveticus' and 'Bullet' debt instruments will reduce cash, but will not affect net liquidity as debt is also reduced.

Balance sheet in millions of CHF

	2002	2001	% change
Long-term assets	33,143	36,411	-9
Current assets	30,852	38,875	-21
Total assets	63,995	75,286	-15
Equity	20,810	28,973	-28
Minority interests	4,963	4,894	+1
Non-current liabilities	22,850	26,486	-14
Current liabilities	15,372	14,933	+3
Total equity, minority interests and liabilities	63,995	75,286	-15

Foreign currency translation effects: The fall in the value of the US dollar relative to the Swiss franc had a significant impact on certain balance sheet headings, particularly intangible assets, long-term debt and minority interests, which all have a relatively high proportion of US dollar denominated items. The effects from the movements in the euro and Japanese yen relative to the Swiss franc had a less significant impact.

Chugai: The completion of the alliance with Chugai on 1 October 2002 has a significant impact on the balance sheet. Net acquired assets, including fair value adjustments, were 3.6 billion Swiss francs, of which 1.4 billion Swiss francs is attributable to minorities. The part disposal of Nippon Roche further increased minority interests by 149 million Swiss francs.

Provisions and litigation: The vitamin case related payments totalled 3.3 billion Swiss francs, which reduces current liabilities. This was partly offset by the 1.8 billion Swiss franc increase in the provision booked in the second half of 2002. All remaining provisions in respect of the vitamin case are now classified as short-term. The Igen litigation related payment of 1,018 million Swiss francs into a collateral deposit account reduces current assets and increases long-term assets. The provision for Genentech legal cases of 778 million Swiss francs is included in non-current liabilities. Long-term assets are increased and current assets decreased by 874 million Swiss francs following the reclassification of certain of Genentech's investments as long-term (see Note 9).

Equity and financing: The repayment of the 'Samurai' bonds reduced current liabilities by 1.3 billion Swiss francs. The 'LYONs II', 'Helveticus' and 'Bullet' bonds, with a book value of 3.3 billion Swiss francs, are now shown as current liabilities. The payment of the dividend reduced equity by 1.1 billion Swiss francs and the net loss for the period further decreases equity. The sale of the LabCorp shares means that the unrealised gain that had been held within equity was taken out of equity and recognised in the income statement. The impairment on financial assets has no overall impact on total equity, in effect it has been transferred from the fair value reserves to retained earnings via the income statement. The Group's obligation to repurchase own equity instruments in connection with the 'Sumo' and 'LYONs V' has been reclassified from equity to long-term debt at its discounted value of 2.4 billion Swiss francs. The effects of currency translation reduced net assets and equity by 1.7 billion Swiss francs.

Other movements: Property, plant and equipment and intangible assets decreased by 3.7 billion Swiss francs, due to the 1,650 million Swiss franc impairment charge for the Vitamins and Fine Chemicals Division, and due to depreciation and amortisation and the fall in the US dollar. Minority interests were stable as the increase in respect of Chugai largely offsets the decreases resulting from the share repurchases by Genentech and the fall in the US dollar.

Strong financial condition: The Group remains solidly financed, however recent events have had a significant impact, with equity (including minority interests) representing 40% of total assets compared to 45% at the end of 2001. In spite of this, 76% of total assets are still financed long-term. Net liquidity has reduced by 5.3 billion Swiss francs during 2002.

Subsequent events

On 10 February 2003 Roche and Disetronic announced plans under which the Group would acquire the Infusion Systems division of Disetronic. Disetronic is a world leader in the research and development of insulin pumps for the treatment of diabetes. The proposed acquisition is subject to approval from the competition authorities and by Disetronic's shareholders. The total net cost of the acquisition is expected to be approximately 1.2 billion Swiss francs.

Foreign exchange rates

Exchange rates against the Swiss franc were:

	31 December 2002	Average 2002	31 December 2001	Average 2001	31 December 2000
1 USD	1.39	1.56	1.68	1.69	1.64
1 EUR	1.45	1.47	1.48	1.51	1.52
1 GBP	2.23	2.34	2.43	2.43	2.45
100 JPY	1.17	1.24	1.28	1.39	1.43

CHF/USD exchange rate



2002
2001
1.85
1.80
1.75
1.70
1.65
1.60
1.55
1.50
1.45
1.40
1.35
1.30
1.68
1.48
1.39
J
F
M
A
M
J
J
A
S
O
N
D

The concept of the adjusted basis: management's view of the Group's on-going operations presented on a consistent and comparable basis

The consolidated results of the Roche Group are significantly influenced by various special items and also by changes in International Financial Reporting Standards over the years. To improve the visibility of the underlying business the adjusted results are also presented. These adjusted results, which are used in the internal management of the business, represent the results of the Group's underlying on-going operations. The principles used to compile the adjusted results are applied on a consistent basis. The major concepts are as follows:

The adjusted results include:
- Gains or losses on continuing product portfolio and asset realignments
- Sales and income from newly acquired products
- Impacts on sales and income of patent expiry, withdrawal or disposal of existing products
- Impairments of long-term assets (other than as part of a major restructuring)
- Costs of normal ongoing restructuring
- Gains or losses on sales of marketable securities

The adjusted results exclude:
- Gains or losses arising on disposal of fully consolidated subsidiaries or associated companies
- Discontinuing operations, such as the sale or spin-off of a whole business
- One-time costs of major restructuring and fundamental reorganisations
- Charges for exceptional legal cases
- Transition effects of changes and revisions to accounting policies

Specific items excluded from the adjusted results in 2002 and 2001

The 2002 adjusted results exclude:
- The gain on the part disposal of Nippon Roche and non-recurring charges relating to the Chugai transaction
- The results of the Vitamins and Fine Chemicals Division, including the impairment of net assets and additional charges relating to the vitamin case
- The non-recurring costs of the Pharmaceuticals Division restructuring
- Additional charges in respect of major legal cases
- The impairment of financial assets

The 2001 adjusted results exclude:
- The results of the Vitamins and Fine Chemicals Division, including the impairment of net assets and additional charges relating to the vitamin case
- The non-recurring costs of the Pharmaceuticals Division restructuring

Income statement in millions of CHF

	Figures reported in the financial statements			Figures reported on an adjusted basis		
	2002	2001	% change	2002	2001	% change
Sales	29,725	29,163	+2	26,545	25,761	+3
Cost of sales	(8,432)	(8,339)	+1	(6,108)	(6,011)	+2
Gross profit	21,293	20,824	+2	20,437	19,750	+3
Marketing and distribution	(8,538)	(8,452)	+1	(8,127)	(8,023)	+1
Research and development	(4,257)	(3,893)	+9	(4,132)	(3,771)	+10
Administration	(1,295)	(1,219)	+6	(1,193)	(1,118)	+7
Amortisation of intangible assets	(1,520)	(1,553)	-2	(1,502)	(1,533)	-2
Impairment of long-term assets	(13)	(18)	-28	(4)	(15)	-73
Chugai transaction	586	–	–	–	–	–
Pharmaceuticals Division restructuring	(154)	(777)	-80	–	–	–
Vitamins and Fine Chemicals Division						
– Impairment of net assets	(1,650)	–	–	–	–	–
– Vitamin case	(1,770)	(760)	+133	–	–	–
Major legal cases	(778)	–	–	–	–	–
Other operating income (expense), net	(569)	(905)	-37	(514)	(852)	-40
Operating profit	1,335	3,247	-59	4,965	4,438	+12
Financial income (expense), net	663	1,515	-56	736	1,523	-52
Impairment of financial assets	(5,192)	–	–	–	–	–
Profit before taxes	(3,194)	4,762	–	5,701	5,961	-4
Income taxes	(839)	(1,038)	-19	(1,674)	(1,386)	+21
Profit after taxes	(4,033)	3,724	–	4,027	4,575	-12
Income applicable to minority interests	41	(34)	–	(182)	(38)	+379
Share of result of associated companies	(34)	7	–	(37)	25	–
Net income	(4,026)	3,697	–	3,808	4,562	-17
Diluted earnings per share and non-voting equity security (CHF)	(4.80)	4.37	–	4.49	5.38	-17

Reconciliation of reported figures to adjusted basis in millions of CHF

Reference numbers indicate corresponding Notes to the Consolidated Financial Statements.

Year ended 31 December 2002	Sales to third parties	EBITDA	Operating profit	Net income
As reported in the consolidated financial statements	29,725	6,032	1,335	(4,026)
Gains or losses on fully consolidated subsidiaries or associated companies				
Net gain on part disposal of Nippon Roche and reduction in total consideration paid for Chugai[6]	–	(586)	(586)	(586)
Impact of fair value adjustement to Chugai inventories[6]	–	87	87	87
Discontinuing operations				
Results of Vitamins and Fine Chemicals Division[8]	(3,391)	(462)	(223)	(131)
Reclassification of inter-company sales to Vitamins and Fine Chemicals Division as sales to third parties[8]	211	–	–	–
Impairment of net assets of Vitamins and Fine Chemicals Division[8]	–	–	1,650	1,650
Additional charges in respect of the vitamin case[8]	–	1,770	1,770	1,770
Major restructuring				
Non-recurring costs of Pharmaceuticals Division[7]	–	102	154	154
Legal cases				
Additional charges in respect of Genentech legal cases[9]	–	778	778	778
Transition effects of changes and revisions to accounting policies				
Impairment of financial assets[12]	–	–	–	5,192
Income taxes	–	–	–	(864)
Income applicable to minority interests	–	–	–	(216)
Results on an adjusted basis	26,545	7,721	4,965	3,808

Year ended 31 December 2001	Sales to third parties	EBITDA	Operating profit	Net income
As reported in the consolidated financial statements	29,163	6,438	3,247	3,697
Discontinuing operations				
Results of Vitamins and Fine Chemicals Division[8]	(3,540)	(577)	(346)	(237)
Reclassification of inter-company sales to Vitamins and Fine Chemicals Division as sales to third parties[8]	138	–	–	–
Additional charges in respect of the vitamin case[8]	–	760	760	760
Major restructuring				
Non-recurring costs of Pharmaceuticals Division[7]	–	590	777	777
Income taxes	–	–	–	(435)
Results on an adjusted basis	25,761	7,211	4,438	4,562

Consolidated Financial Statements

Reference numbers indicate corresponding Notes to the Consolidated Financial Statements.

Consolidated income statement in millions of CHF

	Year ended 31 December 2002	2001
Sales[4]	29,725	29,163
Cost of sales	(8,432)	(8,339)
Gross profit	21,293	20,824
Marketing and distribution	(8,538)	(8,452)
Research and development[4]	(4,257)	(3,893)
Administration	(1,295)	(1,219)
Amortisation of intangible assets[15]	(1,520)	(1,553)
Impairment of long-term assets[14, 15]	(13)	(18)
Chugai transaction[6]	586	-
Pharmaceuticals Division restructuring[7]	(154)	(777)
Vitamins and Fine Chemicals Division		
- Impairment of net assets[8]	(1,650)	-
- Vitamin case[8]	(1,770)	(760)
Major legal cases[9]	(778)	-
Other operating income (expense), net[11]	(569)	(905)
Operating profit[4]	1,335	3,247
Financial income (expense), net[12]	663	1,515
Impairment of financial assets[12]	(5,192)	-
Profit before taxes	(3,194)	4,762
Income taxes[13]	(839)	(1,038)
Profit after taxes	(4,033)	3,724
Income applicable to minority interests[28]	41	(34)
Share of result of associated companies[16]	(34)	7
Net income	(4,026)	3,697
Basic earnings per share and non-voting equity security (CHF)[26]	(4.80)	4.40
Diluted earnings per share and non-voting equity security (CHF)[26]	(4.80)	4.37

Number of shares and all per share information in 2001 is restated for the 100 for 1 share split that took place on 4 May 2001 (see Note 25).

Consolidated balance sheet in millions of CHF

	2002	31 December 2001
Long-term assets		
Property, plant and equipment[14]	13,434	15,052
Intangible assets[15]	12,850	14,943
Investments in associated companies[16]	122	186
Financial long-term assets[17]	3,672	2,924
Deferred income tax assets[13]	784	1,410
Other long-term assets[18]	2,281	1,896
Total long-term assets	33,143	36,411
Current assets		
Inventories[19]	5,724	5,780
Accounts receivable[20]	6,517	5,779
Current income tax assets[13]	1,028	244
Other current assets[21]	1,758	2,524
Marketable securities[22]	12,395	21,412
Cash and cash equivalents	3,430	3,136
Total current assets	30,852	38,875
Total assets	63,995	75,286
Equity		
Share capital[25]	160	160
Non-voting equity securities *(Genussscheine)*[25]	p.m.	p.m.
Own equity instruments[25]	(5,853)	(3,460)
Retained earnings	29,145	34,272
Fair value and other reserves[27]	(2,642)	(1,999)
Total equity	20,810	28,973
Minority interests[28]	4,963	4,894
Non-current liabilities		
Long-term debt[29]	14,167	17,109
Deferred income tax liabilities[13]	3,551	4,162
Liabilities for post-employment benefits[10]	2,926	2,610
Provisions[31]	1,702	2,115
Other non-current liabilities	504	490
Total non-current liabilities	22,850	26,486
Current liabilities		
Short-term debt[29]	8,183	6,621
Current income tax liabilities[13]	849	716
Provisions[31]	1,158	1,852
Accounts payable[23]	1,787	1,710
Accrued and other current liabilities[24]	3,395	4,034
Total current liabilities	15,372	14,933
Total equity, minority interests and liabilities	63,995	75,286

p.m. = pro memoria. Non-voting equity securities have no nominal value (see Note 25).

Consolidated statement of changes in equity in millions of CHF

	Year ended 31 December 2002	2001
Share capital[25]		
Balance at 1 January and at 31 December	160	160
Non-voting equity securities *(Genussscheine)*[25]		
Balance at 1 January and at 31 December	p.m.	p.m.
Own equity instruments[25]		
Balance at 1 January	(3,460)	(4,166)
Movements during the year	39	706
Employee share option plan[10]	(19)	-
Reclassification of obligation to repurchase own equity instruments[25]	(2,413)	-
Balance at 31 December	(5,853)	(3,460)
Retained earnings		
Balance at 1 January	34,272	31,556
Net income	(4,026)	3,697
Dividends paid[25]	(1,101)	(981)
Balance at 31 December	29,145	34,272
Fair value and other reserves[27]		
Balance at 1 January	(1,999)	440
Increase (decrease) in fair value	(3,242)	(1,066)
(Income) expense recognised in the income statement	3,791	(666)
Deferred income taxes and minority interests	560	(347)
Equity component of new convertible debt	-	86
Currency translation gains (losses)	(1,752)	(446)
Balance at 31 December	(2,642)	(1,999)
Total equity at 31 December	20,810	28,973

p.m. = pro memoria. Non-voting equity securities have no nominal value (see Note 25).

Consolidated cash flow statement in millions of CHF

	Year ended 31 December 2002	2001
Cash flows from operating activities		
Cash generated from operations[33]	8,618	7,938
(Increase) decrease in working capital	(322)	(131)
Costs of Pharmaceuticals Division restructuring paid[7]	(156)	(239)
Costs of vitamin case paid[8]	(3,266)	(330)
Igen litigation: payment into collateral deposit account[9]	(1,018)	-
Payments made for defined benefit post-employment plans[10]	(779)	(293)
Other operating cash flows	(736)	(662)
Cash flows from operating activities, before income taxes paid	2,341	6,283
Income taxes paid	(1,359)	(1,195)
Total cash flows from operating activities	982	5,088
Cash flows from financing activities		
Proceeds from issue of long-term debt[33]	274	2,110
Repayment of long-term debt[33]	(1,700)	(2,808)
Transactions in own equity instruments[25]	39	706
Increase (decrease) in short-term borrowings	230	867
Interest and dividends paid[33]	(1,794)	(1,900)
Genentech stock repurchases[5]	(1,079)	(67)
Other financing cash flows	89	268
Total cash flows from (used in) financing activities	(3,941)	(824)
Cash provided by operating and financing activities	(2,959)	4,264
Cash flows from investing activities		
Purchase of property, plant and equipment, and intangible assets[14, 15]	(2,139)	(2,140)
Disposal of property, plant and equipment, and intangible assets[14, 15]	283	209
Acquisition of subsidiaries, associated companies and products[33]	(492)	(175)
Divestments of subsidiaries, associated companies and products[33]	217	-
Proceeds from sale of LabCorp shares[12]	1,246	1,420
Interest and dividends received[33]	505	833
Sales (purchases) of marketable securities, net and other investing cash flows	3,918	(3,847)
Total cash flows from (used in) investing activities	3,538	(3,700)
Net effect of currency translation on cash	(285)	10
Increase (decrease) in cash and cash equivalents	294	574
Cash and cash equivalents at beginning of year	3,136	2,562
Cash and cash equivalents at end of year	3,430	3,136

Notes to the Consolidated Financial Statements

Reference numbers indicate corresponding Notes to the Consolidated Financial Statements.

1. Summary of significant accounting policies

Basis of preparation of the consolidated financial statements

The consolidated financial statements of the Roche Group have been prepared in accordance with International Financial Reporting Standards, including standards and interpretations issued by the International Accounting Standards Board. They have been prepared using the historical cost convention except that as disclosed in the accounting policies below certain items, including derivatives and available-for-sale investments, are shown at fair value. They were approved for issue by the Board of Directors on 24 February 2003.

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the date of the financial statements. If in the future such estimates and assumptions, which are based on management's best judgement at the date of the financial statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the year in which the circumstances change. Where necessary, the comparatives have been reclassified or extended from the previously reported results to take into account presentational changes.

Consolidation policy

These financial statements are the consolidated financial statements of Roche Holding Ltd, a company registered in Switzerland, and its subsidiaries (hereafter 'the Group').

The subsidiaries are those companies controlled, directly or indirectly, by Roche Holding Ltd, where control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. This control is normally evidenced when Roche Holding Ltd owns, either directly or indirectly, more than 50% of the voting rights of a company's share capital. Companies acquired during the year are consolidated from the date on which operating control is transferred to the Group, and subsidiaries to be divested are included up to the date of divestment. Companies acquired to be resold are not consolidated but are classified as assets held for sale and carried at fair value. Assets identified for divestment in the following year are reclassified as assets held for sale within other current assets. These assets normally consist mainly of inventories, property, plant and equipment, and other long-term assets.

Investments in associated companies are accounted for by the equity method. These are companies over which the Group exercises significant influence, but which it does not control. This is normally evidenced when the Group owns 20% or more of the voting rights of the company. Interests in joint ventures are reported using the line-by-line proportionate consolidation method.

Foreign currency translation

Most Group companies use their local currency as their measurement currency. Certain Group companies use other currencies (namely US dollars, Swiss francs or euros) as their measurement currencies where this most usefully represents the results and financial positions of these companies, given local economic conditions and circumstances. Local transactions in other currencies are initially reported using the exchange rate at the date of the transaction. Gains and losses from the settlement of such transactions, as well as gains and losses on monetary assets and liabilities denominated in other currencies are included in income, except when they are deferred into equity as qualifying cash flow hedges.

Upon consolidation, assets and liabilities of Group companies using measurement currencies other than Swiss francs (foreign entities) are translated into Swiss francs using year-end rates of exchange. Sales, costs, expenses, net income and cash flows are translated at the average rates of exchange for the year. Translation differences due to the changes in exchange rates between the beginning and the end of the year and the difference between net income translated at the average and year-end exchange rates are taken directly to equity. On the divestment of a foreign entity, the identified cumulative currency translation differences relating to that foreign entity are recognised in income as part of the gain or loss on divestment.

Revenues and cost of sales

Sales represent amounts received and receivable for goods supplied and services rendered to customers after deducting trade discounts and volume rebates and excluding sales and value added taxes. Cash discounts are recorded as marketing and distribution expenses. Revenues from the sale of products are recognised upon transfer to the customer of significant risks and rewards, usually upon shipment. Royalty income is recognised on an accrual basis in accordance with the economic substance of the agreement. Other revenues are recorded as earned or as the services are performed. Cost of sales includes the corresponding direct production costs and related production overhead of goods manufactured and services rendered.

Research and development

Research costs are charged against income as incurred, with the exception of buildings and major items of equipment, which are capitalised and depreciated. Development costs are capitalised as intangible assets when it is probable that future economic benefits will flow to the Group. Such intangible assets are amortised on a straight-line basis over the period of the expected benefit, and are reviewed for impairment at each balance sheet date. Other development costs are charged against income as incurred since the criteria for their recognition as an asset are not met.

In-licensing, milestone and other up-front receipts and payments

Certain Group companies, notably Genentech, receive from third-parties up-front, milestone and other similar non-refundable payments relating to the sale or licensing of products or technology. Revenue associated with performance milestones is recognised based on achievement of the milestones, as defined in the respective agreements. Revenue from non-refundable up-front payments and licence fees is initially reported as deferred income and is recognised in income as earned over the period of the development collaboration or the manufacturing obligation. Payments made by Group companies to third parties and associated companies for such items are charged against income as research and development costs unless it is probable that future economic benefits will flow to the Group, which is normally evidenced by regulatory approval. In this case they are capitalised as development costs and amortised as described above. In practice this means that most in-licensing and milestone payments for pharmaceutical products are expensed as incurred, as in most cases they have not yet gained regulatory approval. Receipts and payments between consolidated subsidiaries, such as between Genentech and other Roche Group subsidiaries, are eliminated on consolidation.

Employee benefits

Wages, salaries, social security contributions, paid annual leave and sick leave, bonuses, and non-monetary benefits are accrued in the year in which the associated services are rendered by employees of the Group. Where the Group provides long-term employee benefits, the cost is accrued to match the rendering of the services by the employees concerned.

The Group operates a number of defined benefit and defined contribution plans throughout the world. The cost for the year for defined benefit plans is determined using the projected unit credit method. This reflects service rendered by employees to the dates of valuation and incorporates actuarial assumptions primarily regarding discount rates used in determining the present value of benefits, projected rates of remuneration growth, and long-term expected rates of return for plan assets. Discount rates are based on the market yields of high-quality corporate bonds in the country concerned. Differences between assumptions and actual experiences, and effects of changes in actuarial assumptions are allocated over the estimated average remaining working lives of employees, where these differences exceed a defined corridor. Past service costs are allocated over the average period until the benefits become vested. Pension assets and liabilities in different defined benefit schemes are not offset unless the Group has a legally enforceable right to use the surplus in one plan to settle obligations in the other plan. Pension assets are only recognised to the extent that the Group is able to derive future economic benefits in the way of refunds from the plan or reductions of future contributions.

The Group's contributions to the defined contribution plans are charged to the income statement in the year to which they relate.

Taxation

Income taxes include all taxes based upon the taxable profits of the Group, including withholding taxes payable on the distribution of retained earnings within the Group. Other taxes not based on income, such as property and capital taxes, are included within operating expenses or financial expenses according to their nature.

Provision for income taxes, mainly withholding taxes, which could arise on the remittance of retained earnings, principally relating to subsidiaries, is only made where there is a current intention to remit such earnings.

Deferred income tax is provided, using the liability method, on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred income tax assets relating to the carry-forward of unused tax losses are recognised to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilised.

Current and deferred income tax assets and liabilities are offset when the income taxes are levied by the same taxation authority and when there is a legally enforceable right to offset them. Deferred income taxes are determined based on the currently enacted tax rates applicable in each tax jurisdiction where the Group operates.

Property, plant and equipment

Property, plant and equipment are initially recorded at cost of purchase or construction and are depreciated on a straight-line basis, except for land, which is not depreciated. Estimated useful lives of major classes of depreciable assets are as follows:

Buildings and land improvements	40 years
Machinery and equipment	5–15 years
Office equipment	3 years
Motor vehicles	5 years

Investment grants or similar assistance for projects are initially recorded as deferred income (in other non-current liabilities) and are subsequently recognised as income over the useful lives of the related assets. Repairs and maintenance costs are recognised as expenses as incurred. Borrowing costs are not capitalised. Assets acquired under finance leases are depreciated over their estimated useful lives. Payments made under operating leases are charged against income on a straight-line basis over the period of the lease.

Intangible assets and Business combinations

Goodwill is recorded as an intangible asset and is the surplus of the cost of acquisition over the fair value of identifiable net assets acquired. Any goodwill and fair value adjustments are treated as assets and liabilities of the acquired company and are recorded in the local currency of that company.

Patents, licences, trademarks and other intangible assets are initially recorded at fair value. Where these assets have been acquired through a business combination, this will be the fair value allocated in the acquisition accounting. Where these have been acquired other than through a business combination, the initial fair value will be cost.

All intangible assets are amortised over their useful lives on a straight-line basis. Estimated useful lives of major classes of intangible assets are as follows:

Goodwill	5–20 years
Patents, licences, trademarks and other intangible assets	Lower of legal duration and economic useful life, up to a maximum of 20 years

Impairment of long-term assets

When the recoverable amount of an asset, being the higher of its net selling price and its value in use, is less than its carrying amount, then the carrying amount is reduced to its recoverable value. This reduction is reported in the income statement as an impairment loss. Value in use is calculated using estimated cash flows, generally over a five-year period, with extrapolating projections for subsequent years. These are discounted using an appropriate long-term pre-tax interest rate. When an impairment arises the useful life of the asset in question is reviewed and, if necessary, the future depreciation/amortisation charge is accelerated.

Inventories

Inventories are stated at the lower of cost or net realisable value. Cost is determined by the first-in first-out method.

Cash and cash equivalents

Cash and cash equivalents comprises cash on hand and time, call and current balances with banks and similar institutions, which are readily convertible to known amounts of cash and which are subject to insignificant risk of changes in value. This definition is also used for the cash flow statement.

Own equity instruments

The Group's holdings in its own equity instruments are recorded as a deduction from equity. The original cost of acquisition, consideration received for subsequent resale of these equity instruments and other movements are reported as changes in equity. These instruments have been acquired primarily to meet the obligations that may arise in respect of certain of the Group's debt instruments.

As at 31 December 2002 the Group revised its accounting policy for the classification of obligations to repurchase own equity instruments. These are now shown as a liability and are measured at their present value, which is the final obligation discounted using an appropriate long-term pre-tax interest rate. This discount will in future be amortised over the duration of the obligation, and will be recognised as part of interest expense in the income statement.

Debt instruments

Debt instruments are initially reported at cost, which is the proceeds received, net of transaction costs. Subsequently they are reported at amortised cost using the effective interest method. To the extent that debt instruments are hedged under qualifying fair value hedges, the hedged item is recorded at fair value. Any discount between the net proceeds received and the principal value due on redemption is amortised over the duration of the debt instrument, and is recognised as part of interest expense in the income statement.

On issue of convertible debt instruments, the cost of the liability portion is initially calculated using the market interest rate for an equivalent non-convertible instrument. The remainder of the net proceeds is allocated to the equity conversion option, which is reported in equity, and to deferred income tax liabilities. Where the equity conversion option is on shares of a consolidated subsidiary, the portion of net proceeds attributable to that option is recorded within minority interest. The liability element is subsequently reported at amortised cost. Amortisation of the debt discount and release of the deferred tax liabilities are recognised in the income statement over the duration of the debt instrument. The value of the equity conversion option is not changed in future periods.

The limited conversion preferred stock is in substance a financial liability rather than an equity instrument, and therefore it is classified as long-term debt in the balance sheet and the related dividend payments are treated as interest expense.

Provisions

Provisions are recognised where a legal or constructive obligation has been incurred which will probably lead to an outflow of resources that can be reasonably estimated. Provisions are recorded for the estimated ultimate liability that is expected to arise, taking into account foreign currency effects and the time value of money. A contingent liability is disclosed where the existence of the obligation will only be confirmed by future events, or where the amount of the obligation cannot be measured with reasonable reliability.

Fair values

Fair value is the amount for which a financial asset, liability or instrument could be exchanged between knowledgeable and willing parties in an arm's length transaction. It is determined by reference to quoted market prices adjusted for estimated transaction costs that would be incurred in an actual transaction, or by the use of established estimation techniques such as option pricing models and estimated discounted values of cash flows. The fair values at the balance sheet date are approximately in line with their reported carrying values unless specifically mentioned in the Notes to the Consolidated Financial Statements.

Financial assets

Financial assets, principally investments, including marketable securities, are classified as either 'Held-for-trading', 'Available-for-sale', 'Held-to-maturity' or 'Originated by the Group'. Held-for-trading financial assets are acquired principally to generate profit from short-term fluctuations in price. Held-to-maturity financial assets are securities with a fixed maturity that the Group has the intent and ability to hold until maturity. Financial assets originated by the Group are loans and other long-term financial assets created by the Group or acquired from the issuer in a primary market. All other financial assets are considered as available-for-sale.

All financial assets are initially recorded at cost, including transaction costs. All purchases and sales are recognised on the settlement date. Held-for-trading financial assets are subsequently carried at fair value, with all changes in fair value recorded as financial income (expense) in the period in which they arise. Held-to-maturity financial assets are subsequently carried at amortised cost using the effective interest rate method. Available-for-sale financial assets are subsequently carried at fair value, with all unrealised changes in fair value recorded in equity. When the available-for-sale financial assets are sold, impaired or otherwise disposed of, the cumulative gains and losses previously recognised in equity are included in financial income (expense) for the current period. Financial assets originated by the Group are subsequently carried at amortised cost.

Financial assets are assessed for possible impairment at each balance sheet date. An impairment charge is recorded where there is objective evidence of impairment, such as where the issuer is in bankruptcy, default or other significant financial difficulty.

As at 31 December 2002 the Group revised its accounting policy for impairment of financial assets. In addition to the above impairment triggers, any available-for-sale financial assets that have a market value of more than 25% below their original cost for a sustained six-month period will be considered as impaired. Any falls in the market price of less than 25% of original cost or for less than a sustained six-month period are not by themselves considered as objective evidence of impairment, and such movements in fair value are recorded in equity until there is objective evidence of impairment or until the asset is sold or otherwise disposed of.

Derivatives

All derivative financial instruments are initially recorded at cost, including transaction costs. Derivatives are subsequently carried at fair value. Apart from those derivatives designated as qualifying cash flow hedging instruments (see below), all changes in fair value are recorded as financial income (expense) in the period in which they arise.

Hedging

For the purposes of hedge accounting, hedging relationships may be of three types. Fair value hedges are hedges of particular risks that may change the fair value of a recognised asset or liability. Cash flow hedges are hedges of particular risks that may change the amount or timing of future cash flows. Hedges of net investment in a foreign entity are hedges of particular risks that may change the carrying value of the net assets of a foreign entity.

To qualify for hedge accounting the hedging relationship must meet several strict conditions on documentation, probability of occurrence, hedge effectiveness and reliability of measurement. If these conditions are not met, then the relationship does not qualify for hedge accounting. In this case the hedging instrument and the hedged item are reported independently as if there were no hedging relationship. In particular any derivatives are reported at fair value, with changes in fair value included in financial income (expense).

For qualifying fair value hedges, the hedging instrument is recorded at fair value and the hedged item is recorded at its previous carrying value, adjusted for any changes in fair value that are attributable to the hedged risk. Any changes in the fair values are reported in financial income (expense).

For qualifying cash flow hedges, the hedging instrument is recorded at fair value. The portion of any change in fair value that is an effective hedge is included in equity, and any remaining ineffective portion is reported in financial income (expense). If the hedging relationship is the hedge of a firm commitment or highly probable forecasted transaction, the cumulative changes of fair value of the hedging instrument that have been recorded in equity are included in the initial carrying value of the asset or liability at the time it is recognised. For all other qualifying cash flow hedges, the cumulative changes of fair value of the hedging instrument that have been recorded in equity are included in financial income (expense) at the time when the forecasted transaction affects net income.

For qualifying hedges of net investment in a foreign entity, the hedging instrument is recorded at fair value. The portion of any change in fair value that is an effective hedge is included in equity. Any remaining ineffective portion is recorded in financial income (expense) where the hedging instrument is a derivative and in equity in other cases. If the entity is disposed of, then the cumulative changes of fair value of the hedging instrument that have been recorded in equity are included in financial income (expense) at the time of the disposal.

International Financial Reporting Standards

There were no revised or new standards or interpretations that became effective from 1 January 2002 that had a significant effect on the Group's financial statements.

Changes effective 1 January 2001

Several revised or new standards and interpretations became effective from 1 January 2001. The principal item affecting the Group was the Standard on 'Financial instruments: recognition and measurement'. Implementing these changes resulted in an increase in equity of 382 million Swiss francs effective 1 January 2001, which has been included in the comparative opening balances in these consolidated financial statements. These changes are fully described in the 2001 consolidated financial statements.

Future developments in International Financial Reporting Standards

International Financial Reporting Standards will continue to develop over the coming years. The International Accounting Standards Board has published several exposure drafts, however at the time of publication of these financial statements no new standards had been adopted that would need to be applied in 2003.

2. Financial risk management

Financial risk management within the Group is governed by policies and guidelines approved by senior management. These policies and guidelines cover foreign exchange risk, interest rate risk, market risk, credit risk and liquidity risk. Group policies and guidelines also cover areas such as cash management, investment of excess funds and the raising of short- and long-term debt. Group companies report details of the financial instruments outstanding and financial liquidity to Group Treasury on at least a monthly basis. During 2001 a new post of Financial Risk Manager was created to oversee compliance with the Group's financial risk management policies and guidelines and policies.

The Group, in accordance with its risk management guidelines, continues to monitor these risks, and when deemed appropriate, certain of the above risks are significantly altered through the use of financial instruments, such as derivatives. Group management believes that, in order to create the optimum value for the Group, it is not desirable to eliminate or mitigate all possible market fluctuations.

Foreign exchange risk

The Group operates across the world and is exposed to movements in foreign currencies affecting its net income and financial position, as expressed in Swiss francs. The Group continues to monitor its currency exposures, and when appropriate, enters into transactions with the aim of preserving the value of assets, commitments and anticipated transactions. The Group uses forward contracts and foreign currency options to optimise certain anticipated foreign exchange revenues, cash flows and financing transactions.

Transaction exposure arises because the amount of local currency paid or received for transactions denominated in foreign currencies may vary due to changes in exchange rates. For many Group companies income will be primarily in the local currency. A significant amount of expenditure, especially for purchase of goods for resale and interest on and repayment of loans will be in foreign currencies. Similarly, transaction exposure arises on net balances of monetary assets held in foreign currencies. Group companies manage this exposure at a local level, if necessary by means of financial instruments such as options and forward contracts. In addition, Group Treasury monitors total worldwide exposure with the help of comprehensive data received on a monthly basis.

Translation exposure arises from the consolidation of the foreign currency denominated financial statements of the Group's foreign subsidiaries. The effect on the Group's consolidated equity is shown as a currency translation movement. The Group hedges significant net investments in foreign currencies by taking foreign currency loans or issuing foreign currency denominated debt instruments. Major translation exposures are monitored on a regular basis.

A significant part of the Group's cash outflows for research, development, production and administration is denominated in Swiss francs, while a much smaller proportion of the Group's cash inflows are Swiss franc denominated. As a result, an increase in the value of the Swiss franc relative to other currencies has an adverse impact on consolidated net income. Similarly, a relative fall in the value of the Swiss franc has a favourable effect on results published in Swiss francs.

Interest rate risk

Interest rate risk arises from movements in interest rates which could have adverse effects on the Group's net income or financial position. Changes in interest rates cause variations in interest income and expenses on interest-bearing assets and liabilities. In addition, they can affect the market value of certain financial assets, liabilities and instruments as described in the following section on market risk. The interest rates on the Group's major debt instruments are fixed, as described in Note 29, which reduces the Group's exposure to changes in interest rates. Group companies manage their short-term interest rate risk at a local level, if necessary using financial instruments such as interest rate forward contracts, swaps and options.

Market risk

Changes in the market value of certain financial assets, liabilities and instruments can affect the net income or financial position of the Group. Long-term investments are held for strategic purposes and marketable securities are held for fund management purposes. The risk of loss in value is reduced by reviews prior to investing, concentration of investments and continuous monitoring of the performance of investments and changes in their risk configuration. Investments in equity and fixed income instruments are entered into on the basis of approved guidelines with regard to liquidity and credit rating.

Credit risk

Credit risk arises from the possibility that the counter-party to a transaction may be unable or unwilling to meet their obligations causing a financial loss to the Group. Trade receivables are subject to a policy of active risk management focussing on the assessment of country risk, credit availability, ongoing credit evaluation and account monitoring procedures. There are no significant concentrations within trade receivables of counter-party credit risk, due to the Group's large number of customers and their wide geographical spread. Country risk limits and exposures are continuously monitored. The exposure of other financial assets to credit risk is controlled by setting a policy for limiting credit exposure to high-quality counter-parties, on-going reviews of credit ratings, and limiting individual aggregate credit exposure accordingly.

Liquidity risk

Group companies need to have sufficient availability of cash to meet their obligations. Individual companies are responsible for their own cash management, including the short-term investment of cash surpluses and the raising of loans to cover cash deficits, subject to guidance by the Group and, in certain cases, to approval at Group level. The Group maintains sufficient reserves of cash and readily realisable marketable securities to meet its liquidity requirements at all times. In addition, the strong international creditworthiness of the Group allows it to make efficient use of international capital markets for financing purposes.

3. Group organisation

An overview of the subsidiaries and associated companies is included on pages 136–137.

Changes in Group organisation – 2002

Chugai: The Chugai alliance is discussed in Note 6.

Vitamins and Fine Chemicals Division: The demerger of the Vitamins and Fine Chemicals Division is discussed in Note 8.

Antisoma: The investment in Antisoma, which is treated as an associated company, is discussed in Note 16.

Changes in Group organisation – 2001

Amira: On 6 November 2001, the Group acquired 100% of the share capital of Amira Medical, Inc. (Amira). Amira is a company active in diabetes monitoring based in the United States. Net consideration paid was 159 million Swiss francs. This was allocated as follows:

Net assets acquired in millions of CHF

Goodwill[15]	3
Intangible assets[15]	202
Deferred income taxes[13]	(20)
Provisions[31]	(18)
Other net assets (liabilities)	(8)
Total	159

4. Segment information in millions of CHF

Divisional information

	Roche prescription 2002	Roche prescription 2001	Genentech prescription 2002	Genentech prescription 2001	Japan prescription 2002	Japan prescription 2001	OTC 2002	OTC 2001
Segment revenues								
Segment revenue/divisional sales	13,017	13,313	3,434	2,995	1,646	1,032	1,556	1,664
Less inter-divisional sales	(351)	(117)	(183)	(129)	(20)	(32)	(4)	(3)
Divisional sales to third parties	12,666	13,196	3,251	2,866	1,626	1,000	1,552	1,661
Segment results/operating profit	3,068	2,382	(396)	71	733	172	244	272
Segment assets and liabilities								
Divisional assets	*12,687*	*14,213*	*7,056*	*8,786*	*4,057*	*918*	*897*	*1,084*
Other segment assets	1,401	1,158	–	–	–	–	23	8
Segment assets	14,088	15,371	7,056	8,786	4,057	918	920	1,092
Non-segment assets								
Total assets								
Divisional liabilities	(392)	(349)	(58)	(37)	(122)	(37)	(69)	(103)
Other segment liabilities	(1,722)	(2,046)	(753)	(2)	(381)	(50)	(14)	(14)
Segment liabilities	(2,114)	(2,395)	(811)	(39)	(503)	(87)	(83)	(117)
Non-segment liabilities								
Total liabilities								
Other segment information								
Capital expenditure	514	702	518	382	2,290	29	6	8
Depreciation	578	574	219	222	29	19	5	5
Amortisation	401	374	603	663	25	1	39	56
Impairment of long-term assets	52	191	–	11	–	–	–	–
Research and development costs	2,221	2,096	964	883	233	112	33	28
Major legal cases and vitamin case	–	–	778	–	–	–	–	–
Share of result of associated companies	(31)	(12)	–	–	–	–	–	–
Investments in associated companies	61	89	–	–	–	–	–	–
Number of employees	32,076	31,274	5,252	4,950	5,797	1,545	1,776	1,723

The Group has three divisions: Pharmaceuticals, Diagnostics and Vitamins and Fine Chemicals. The disclosure on the Pharmaceuticals Division includes four reportable segments: Roche prescription, Genentech prescription, Japan prescription and OTC.

- The 'Japan prescription' business segment includes the results of the newly merged Chugai company (which includes the former Nippon Roche business) from 1 October 2002, and also includes the results of Nippon Roche for the periods until 30 September 2002. Nippon Roche's results for 2001 have been reclassified from the segment 'Roche prescription' to the segment 'Japan prescription' (see Note 6). The results of Chugai's OTC business are included in the 'Japan prescription' business segment.
- The Vitamins and Fine Chemicals Division is in the process of being demerged and is considered a non-core business (see Note 8).
- The segment 'Others' consists of the costs of Corporate Headquarters and other costs that cannot be reasonably attributed to the other reported segments.

Total Pharmaceuticals		Diagnostics		Others		Core businesses		Vitamines and Fine Chemicals		Group	
2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
19,653	19,004	7,244	6,902	–	–	26,897	25,906	3,481	3,624	30,378	29,530
(558)	(281)	(5)	(2)	–	–	(563)	(283)	(90)	(84)	(653)	(367)
19,095	18,723	7,239	6,900	–	–	26,334	25,623	3,391	3,540	29,725	29,163
3,649	2,897	1,131	993	(248)	(229)	4,532	3,661	(3,197)	(414)	1,335	3,247
24,697	25,001	11,182	12,048	104	87	35,983	37,136	2,762	4,579	38,745	41,715
1,424	1,166	104	61	–	–	1,528	1,227	233	104	1,761	1,331
26,121	26,167	11,286	12,109	104	87	37,511	38,363	2,995	4,683	40,506	43,046
										23,489	32,240
										63,995	75,286
(641)	(526)	(289)	(301)	(4)	(5)	(934)	(832)	(156)	(167)	(1,090)	(999)
(2,870)	(2,112)	(1,604)	(1,579)	(132)	–	(4,606)	(3,691)	(1,180)	(2,712)	(5,786)	(6,403)
(3,511)	(2,638)	(1,893)	(1,880)	(136)	(5)	(5,540)	(4,523)	(1,336)	(2,879)	(6,876)	(7,402)
										(31,346)	(34,017)
										(38,222)	(41,419)
3,328	1,121	678	916	33	38	4,039	2,075	301	287	4,340	2,362
831	820	415	402	3	3	1,249	1,225	212	208	1,461	1,433
1,068	1,094	434	439	–	–	1,502	1,533	18	20	1,520	1,553
52	202	4	–	–	–	56	202	1,659	3	1,715	205
3,451	3,119	676	627	5	25	4,132	3,771	125	122	4,257	3,893
778	–	–	–	–	–	778	–	1,770	760	2,548	760
(31)	(12)	–	44	(6)	(7)	(37)	25	3	(18)	(34)	7
61	89	–	1	61	80	122	170	–	16	122	186
44,901	39,492	17,068	16,345	429	386	62,398	56,223	7,261	7,494	69,659	63,717

- Transfer prices for inter-divisional sales are set on an arm's length basis.
- Divisional assets consist primarily of property, plant and equipment, goodwill and intangible assets, receivables and inventories. Divisional liabilities consist of trade accounts payable. Other segment assets and liabilities consist of assets and liabilities which can be reasonably attributed to the reported business segments. These include pension assets and liabilities and provisions.
- Non-segment assets and liabilities mainly include current and deferred income tax balances, and financial assets and liabilities, principally cash, marketable securities, investments in associated companies, other investments and debt.
- Capital expenditure comprises additions to intangible assets (including goodwill) and additions to property, plant and equipment, including those arising from acquisitions.

Geographical information

2002	Sales to third parties (by destination)	Segment assets	Capital expenditure
Switzerland	532	5,272	339
European Union	9,067	11,872	607
Rest of Europe	1,439	494	79
Europe	11,038	17,638	1,025
North America	11,297	16,194	797
Latin America	2,393	1,493	115
Japan	2,243	4,229	2,310
Rest of Asia	1,805	679	65
Asia	4,048	4,908	2,375
Africa, Australia and Oceania	949	273	28
Segment total	29,725	40,506	4,340
Non-segment assets	–	23,489	–
Consolidated total	29,725	63,995	4,340
2001			
Switzerland	513	4,749	319
European Union	9,000	14,557	632
Rest of Europe	1,282	489	51
Europe	10,795	19,795	1,002
North America	11,264	18,381	1,067
Latin America	2,827	2,199	138
Japan	1,589	1,398	60
Rest of Asia	1,829	927	67
Asia	3,418	2,325	127
Africa, Australia and Oceania	859	346	28
Segment total	29,163	43,046	2,362
Non-segment assets	–	32,240	–
Consolidated total	29,163	75,286	2,362

- Segment assets include property, plant and equipment, goodwill and intangible assets, receivables, inventories, trade accounts payable and other assets which can be reasonably attributed to the reported geographical segments.
- Non-segment assets mainly include current and deferred income tax balances, and financial assets, principally cash, marketable securities, investments in associated companies and other investments.
- Capital expenditure comprises additions to intangible assets (including goodwill) and additions to property, plant and equipment, including those arising from acquisitions.

5. Genentech

Effective 7 September 1990 the Group acquired a majority interest of approximately 60% of Genentech, Inc., a biotechnology company in the United States. On 13 June 1999 the Group exercised its option to acquire the remaining shares of Genentech on 30 June 1999, at which point Genentech became a 100% owned subsidiary of the Group. On 23 July 1999, 26 October 1999 and 29 March 2000 the Group completed public offerings of Genentech's Common Stock, as a result of which the Group's majority interest was 60%. Genentech issues additional shares of common stock in connection with its equity compensation plans, and also may issue additional shares for other purposes. The affiliation agreement between the Group and Genentech provides, amongst other things, that Genentech establish a stock repurchase programme to maintain the Group's percentage ownership interest in Genentech. At 31 December 2002 the Group's interest in Genentech was 59.8% (2001: 58.0%).

The common stock of Genentech is publicly traded and is listed on the New York Stock Exchange, under the symbol DNA. Genentech is incorporated in Delaware, and its principal executive offices are in South San Francisco, California. Its market capitalisation as at 31 December 2002 was 17.0 billion US dollars (23.6 billion Swiss francs). Genentech prepares financial statements in conformity with accounting principles generally accepted in the United States (US GAAP). These are filed on a quarterly basis with the US Securities and Exchange Commission. Due to certain consolidation entries and differences in the requirements of International Financial Reporting Standards (IFRS) and US GAAP, there are differences between Genentech's stand-alone results on a US GAAP basis and the results of Genentech as consolidated by the Roche Group in accordance with IFRS. These are reconciled in the table below:

		2002		2001
	USD millions	CHF millions	USD millions	CHF millions
Net income (US GAAP basis)	64		150	
Add back non-operating items (US GAAP basis)				
- change in (US GAAP) accounting policies	–		6	
- income taxes	(34)		127	
- net financial income	(102)		(126)	
Add (deduct) IFRS vs US GAAP differences and consolidation entries				
- amortisation of goodwill (capitalised IPR&D)	(57)		(57)	
- amortisation of goodwill (other goodwill)	(156)		–	
- other differences and consolidation entries	(14)		(58)	
Add back US GAAP litigation charges	544		–	
	245	382	42	71
Deduct litigation charges (IFRS basis)		(778)		–
Segment result/operating profit (IFRS basis)		(396)		71
Add (deduct) non-operating items (IFRS basis)				
- financial income (expense), net		45		177
- income taxes		79		(162)
Net income (IFRS basis)		(272)		86
Minority interest percentage (average during year)		41%		42%
Income applicable to minority interest (IFRS basis)		111		(36)
Operating profit (IFRS basis) excluding litigation charges		382		71
Net income (IFRS basis) excluding litigation charges and impairment of financial assets		257		86
Income applicable to minority interest (IFRS basis) excluding litigation charges and impairment of financial assets		(105)		(36)

Differences between IFRS and US GAAP

Following the acquisition by the Group of 100% interest in Genentech on 30 June 1999, the analysis carried out for the acquisition accounting identified a total of 1,253 million US dollars that was attributable to in-process research and development (IPR&D). In Genentech's US GAAP financial statements these items have been recorded in 1999 as either an adjustment to equity or as a one-time expense. Under IFRS these items cannot be classified as separate assets at the date of acquisition and therefore form part of goodwill. Therefore in the years subsequent to 1999 there is a goodwill amortisation expense in respect of this IPR&D in the Group's results under IFRS.

Genentech adopted US accounting standards FAS 141 and FAS 142 effective 1 January 2002, under which goodwill is no longer amortised, but is subject to an impairment test at least annually. Under IFRS goodwill continues to be amortised, while also being subject to testing for impairment.

Genentech stock repurchases and stock options

On 31 October 2001 Genentech's Board of Directors authorised a stock repurchase programme to repurchase up to 625 million US dollars of Genentech's common stock. On 15 August 2002 Genentech's Board authorised an extension to repurchase up to an additional 375 million of common stock. During 2002 Genentech has repurchased 693 million US dollars (1,079 million Swiss francs) of their own common stock. In 2001 common stock worth 40 million US dollars (67 million Swiss francs) was repurchased, which includes 34 million US dollars (57 million Swiss francs) that was repurchased prior to 31 October 2001.

Genentech has a stock option plan adopted in 1999 and amended in 2000. The plan allows for the granting of various stock options, stock awards and stock appreciation rights to employees, directors and consultants of Genentech.

Movements in the number of options held by Genentech employees are as follows:

	2002	2001
Outstanding at 1 January	46,639,970	40,944,862
Issued	12,655,875	10,740,689
Exercised	(1,672,772)	(2,899,135)
Cancellations	(2,203,658)	(2,146,446)
Outstanding at end of period	55,419,415	46,639,970
– of which exercisable	30,322,658	21,454,862

Options issued during the year had an average exercise price of USD 28.98 (2001: 42.58). Options exercised during the year were exercised at an average price of USD 23.43 (2001: 24.69). The cash inflow from Genentech' stock option and employee stock plans was 74 million US dollars, or 116 million Swiss francs (2001: 107 million US dollars, or 180 million Swiss francs). Using the Black-Scholes option valuation model, the fair value of options issued in 2002 was 159 million US dollars, or 247 million Swiss francs (2001: 258 million US dollars, or 435 million Swiss francs).

The net accounting effect of stock repurchases and stock options is recorded to minority interests (see Note 28).

Other matters

As discussed in Note 9, the Group has recorded a provision of 518 million US dollars (778 million Swiss francs) in respect of certain litigation matters, including litigation involving the City of Hope.

On 19 January 2000 the Group issued 'LYONs IV' zero coupon US dollar notes that are exchangeable into Genentech shares. If all of these notes were converted the Group's percentage ownership in Genentech would decrease by approximately 2.5%. See also Note 29.

6. Chugai

On 10 December 2001, Roche and Chugai announced that they would enter into an alliance to create a leading research-driven Japanese pharmaceutical company, which would be formed by the merger of Chugai (excluding Gen-Probe) and Roche's Japanese pharmaceuticals subsidiary, Nippon Roche. Under the terms of the alliance, both Chugai and Nippon Roche were independently valued. Roche agreed to make additional cash contributions in order to bring Roche's participation to 50.1% of the agreed combined value. The alliance was approved by the shareholders of Chugai at their Annual General Meeting on 27 June 2002.

The newly merged company, known as Chugai, is a fully consolidated subsidiary of the Group. Roche is the majority shareholder with 50.1% ownership and there is a 49.9% minority interest. Chugai is domiciled in Tokyo and listed on the Tokyo Stock Exchange. The market capitalisation at 31 December 2002 was 622.2 billion Japanese yen (7.3 billion Swiss francs).

Transaction process

In late-September 2002, Roche acquired through a public tender offer approximately 10% (30 million shares) of Chugai's outstanding shares at the price of JPY 2,800 per share. The total cash outflow from the Group as a result of this tender offer was 84.0 billion Japanese yen (1,027 million Swiss francs). Immediately after the tender offer, Roche subscribed to an issue by Chugai of 21.1 million new shares at a price of JPY 1,780 per share, which resulted in a cash contribution to Chugai of 37.6 billion Japanese yen (459 million Swiss francs). On 16 September 2002, before closing the tender offer by Roche, Chugai completed the spin-off of its 100% shareholdings in Gen-Probe, its California-based diagnostics subsidiary, to its registered shareholders as of 31 July 2002.

On 1 October 2002, Chugai merged with Nippon Roche. Prior to the merger Nippon Roche issued convertible bonds to the Roche Group (Roche CB), the obligation to which succeeded to Chugai. On 1 October Roche acquired additional shares of Chugai by the conversion of such bonds in proportion to the shares issued by Chugai from the conversion of the convertible bonds previously issued by Chugai to third parties (Chugai CB), such that Roche's ownership reached 50.1%. This resulted in a cash contribution of 37.7 billion Japanese yen (460 million Swiss francs). On an on-going basis Roche will convert the remaining Roche CB into Chugai shares corresponding to the conversion of the remaining Chugai CB such that Roche maintains a 50.1% ownership in Chugai.

Purchase consideration

The closing of the transaction was on 1 October 2002. The transaction is accounted for using the purchase method of accounting. The consideration paid by Roche for 50.1% of Chugai consists of firstly the public tender offer, secondly the 49.9% of the subscription to new Chugai shares and conversion of the Roche CB that relates to minority shareholders and thirdly the 49.9% of the net assets of Nippon Roche that are now attributable to minority shareholders. As Nippon Roche was not a public company, the 49.9% of the net assets of Nippon Roche were valued with reference to the fair value of the Chugai shares acquired in exchange. This allocation is shown in the table below.

	JPY billions	CHF millions
Public tender offer	84.0	1,027
Subscription (49.9% of 37.6 billion JPY)	18.7	229
Convertible bonds (49.9% of 37.7 billion JPY)	18.8	230
Implied value of 49.9% of Nippon Roche	101.1	1,236
Transaction costs	1.7	21
Purchase consideration for 50.1% of Chugai	224.3	2,743

Acquisition accounting

The market value of the Chugai shares acquired was 182.9 billion Japanese yen (2,237 million Swiss francs), which corresponds to 50.1% of the market capitalisation of Chugai prior to the transaction. The purchase consideration of 224.3 billion Japanese yen (2,743 million Swiss francs) therefore represents a surplus of 41.4 billion Japanese yen (506 million Swiss francs) over the market value of the Chugai shares acquired. This surplus was written-off, so that the recorded net assets of Chugai do not exceed the market capitalisation. As a result of the transaction a gain of 89.3 billion Japanese yen (1,092 million Swiss francs) arises on the part disposal of Nippon Roche. Accordingly net income of 47.9 billion Yen (586 million Swiss francs) was recognised in the income statement for these two amounts.

The acquired net assets of Chugai are shown in the table below. The amount allocated to goodwill includes 10.2 billion Japanese yen (125 million Swiss francs) that is attributable to in-process research and development. Under International Financial Reporting Standards these items cannot be classified as separate assets at the date of acquisition and therefore form part of goodwill.

Net assets acquired	JPY billions	CHF millions[a]
Property, plant and equipment[14]	88.9	1,087
Goodwill[15]	13.0	159
Intangible assets[15]	77.4	947
Inventories[19]	35.7	437
Deferred income taxes[13]	(17.4)	(213)
Liabilities for post-employment benefits[10]	(28.7)	(351)
Provisions[31]	(1.0)	(12)
Other net assets (liabilities)	126.3	1,545
Minority interests[28]	(111.3)	(1,362)
Total	182.9	2,237

a) Translated at 30 September 2002 exchange rate of 100 JPY = 1.223 CHF.

Ongoing impacts of purchase accounting

From 1 October 2002, Chugai's results are included in the Group's consolidated financial statements. 'Japan prescription' is shown as a separate business segment in the segment information. The 'Japan prescription' business segment includes the results of the newly merged Chugai company (which includes the former Nippon Roche business) from 1 October 2002, and also includes the results of Nippon Roche for the periods until 30 September 2002. For comparability, Nippon Roche's results for 2001 have been reclassified from the segment 'Roche prescription' to the segment 'Japan prescription'. The results of Chugai's OTC business are included in the 'Japan prescription' business segment. Segment information is given in Note 4.

The fair value adjustments arising from the acquisition accounting have the following impacts on the Group's financial statements:

	2002 (4th quarter)		2003		2004 onwards	
	JPY billions	CHF millions	JPY billions	CHF millions[a]	JPY billions	CHF millions[a]
Write-off of fair value adjustments to inventories	(7.0)	(87)	(4.2)	(49)	-	-
Depreciation of property, plant and equipment	(0.2)	(3)	(0.8)	(10)	(0.8)	(10)
Amortisation of acquired intangible assets	(1.5)	(18)	(6.0)	(70)	(6.0)	(70)
Amortisation of goodwill	(0.2)	(3)	(0.9)	(10)	(0.9)	(10)
Impact on operating profit	(8.9)	(111)	(11.9)	(139)	(7.7)	(90)
Deferred income taxes	3.6	46	4.6	53	2.8	33
Impact on net income	(5.3)	(65)	(7.3)	(86)	(4.9)	(57)

a) Translated at 31 December 2002 exchange rate of 100 JPY = 1.169 CHF.

The fair value adjustments to inventories will be fully written-off, in line with the inventory turnover, by the end of the first quarter of 2003. Goodwill and acquired intangible assets are amortised on a straight-line basis over 15 years and between 10 and 18 years respectively.

7. Pharmaceuticals Division restructuring in millions of CHF

On 30 May 2001 the Group announced the 'Re-shaping for Future Growth' initiative, a restructuring of its Pharmaceuticals Division, with the objective of improving the long-term profitability of the division by increasing sales and reducing the division's cost structure. Activity during the year is shown in the table below. No significant additional costs are expected in 2003.

	2002	2001
Restructuring expenses		
Impairment of property, plant and equipment[14]	52	187
Employee costs	83	543
Other closure costs	19	62
Curtailment gain on post-employment plans[10]	–	(15)
Total restructuring expenses	154	777
Restructuring provision		
At 1 January	366	–
Additional provisions created	104	605
Unused amounts reversed	(2)	-
Amounts utilised	(156)	(239)
Currency translation effects and other	(10)	–
At 31 December	302	366

8. Vitamins and Fine Chemicals Division in millions of CHF

In early 2002 the Group announced plans to demerge the Vitamins and Fine Chemicals Division. On 3 September 2002, the Group announced that it had reached an agreement, subject to the execution of a final definitive purchase agreement and the necessary regulatory approvals, to sell its global Vitamins and Fine Chemicals business to the Dutch company DSM. A final purchase agreement was signed on 10 February 2003 and the sale is expected to close in the first half of 2003. The expected transaction price is 1.95 billion euros, which will consist of 1.85 billion euros in cash, and 2.24 million shares in DSM with a value of approximately 100 million euros. At 31 December 2002 exchange rates, 1.95 billion euros is equivalent to 2.8 billion Swiss francs.

The Vitamins and Fine Chemicals Division is now treated as a discontinuing operation, however until the sale is closed it will continue to be included in the consolidated figures. The sales, results, assets, liabilities and net cash flows of the division as part of the Roche Group are shown as discontinuing operations in the following table:

Statement of income	Continuing operations 2002	2001	Discontinuing operations 2002	2001	2002	Group 2001
Sales to third parties	26,334	25,623	3,391	3,540	29,725	29,163
Expenses	(23,572)	(22,722)	(3,168)	(3,194)	(26,740)	(25,916)
Impairment of net assets	–	–	(1,650)	–	(1,650)	–
Operating profit	2,762	2,901	(1,427)	346	1,335	3,247
Financial income (expense), net	736	1,523	(73)	(8)	663	1,515
Impairment of financial assets	(5,192)	–	–	–	(5,192)	–
Profit before taxes	(1,694)	4,424	(1,500)	338	(3,194)	4,762
Income taxes	(610)	(951)	(229)	(87)	(839)	(1,038)
Profit after taxes	(2,304)	3,473	(1,729)	251	(4,033)	3,724
Minority interests	34	(38)	7	4	41	(34)
Share of result of associated companies	(37)	25	3	(18)	(34)	7
Net income	(2,307)	3,460	(1,719)	237	(4,026)	3,697
Balance sheet at 31 December						
Property, plant and equipment	12,218	12,213	1,216	2,839	13,434	15,052
Intangible assets	12,850	14,891	–	52	12,850	14,943
Other long-term assets	6,610	6,232	249	184	6,859	6,416
Current assets	29,065	36,900	1,787	1,975	30,852	38,875
Total assets	60,743	70,236	3,252	5,050	63,995	75,286
Long-term debt	(14,077)	(17,004)	(90)	(105)	(14,167)	(17,109)
Other non-current liabilities	(8,070)	(8,712)	(613)	(665)	(8,683)	(9,377)
Current liabilities	(14,562)	(14,109)	(810)	(824)	(15,372)	(14,933)
Total liabilities	(36,709)	(39,825)	(1,513)	(1,594)	(38,222)	(41,419)
Net assets	24,034	30,411	1,739	3,456	25,773	33,867
Statement of cash flows						
Operating activities	559	4,639	423	449	982	5,088
Financing activities	(3,808)	(606)	(133)	(218)	(3,941)	(824)
Investing activities	3,839	(3,417)	(301)	(283)	3,538	(3,700)
Net effect of currency translation on cash	(279)	10	(6)	–	(285)	10
Increase (decrease) in cash	311	626	(17)	(52)	294	574

Impairment of net assets

Based on the final agreement, Group management estimates that the current carrying value of the net assets of the Vitamins and Fine Chemicals business is in excess of the expected net proceeds from the sale. Accordingly, an impairment of 1,650 million Swiss francs has been recorded against the assets of the Vitamins and Fine Chemicals Division. In addition, tax expenses of 200 million Swiss francs have been recorded, based upon the preliminary estimate of the tax liability that will arise on disposal.

As the sale will not close until the first half of 2003, the final amount of the gain or loss on the disposal of the net assets of Vitamins and Fine Chemicals business, including the tax effects, may be different from the amounts currently recorded.

Vitamin case

Following the settlement agreement with the US Department of Justice on 20 May 1999 regarding pricing practices in the vitamin market and the overall settlement agreement to a class action suit brought by the US buyers of bulk vitamins, the Group recorded provisions in respect of the vitamin case in 1999. These provisions were the Group's best estimate at that time of the total liability that may arise, taking into account currency movements and the time value of money. Provisions for legal fees were recorded separately. At 31 December 2001, based on the development of the litigation and recent settlement negotiations, the Group recorded additional provisions of 760 million Swiss francs.

At 31 December 2002 the Group reassessed the adequacy of its remaining provisions for the vitamin case. Based on the development of the litigation and recent settlement negotiations, mainly in the United States with direct customers who had previously opted out of the class action settlement, the Group has recorded additional provisions of 1,770 million Swiss francs. Total payments during the year were 3,266 million Swiss francs (2001: 330 million Swiss francs). Payments made in 2002 include fines imposed by the European Union totalling 525 million euros (778 million Swiss francs) and settlements with direct and indirect customers in the United States totalling 1,707 million US dollars (2,455 million Swiss francs).

The Group is seeking to resolve the remaining outstanding issues, however the timing and the final amounts involved are uncertain. The provisions recorded are based on current litigation and recent settlement agreements. As the litigation and negotiations progress, it is possible that the ultimate liability may be different from the amount of provisions currently recorded.

On 17 January 2003 the District of Columbia Circuit Court of Appeals ruled that non-US plaintiffs may bring claims in US courts under US anti-trust laws for alleged damages suffered from transactions outside the United States in connection with the vitamin case. The defendants, including Roche, will appeal against this decision. No provisions have been recorded in respect of this litigation as the eventual outcome is uncertain at this stage.

As part of the demerger process, the liabilities in respect of the vitamin case will remain with the Roche Group. Roche and DSM have signed an Indemnity and Co-operation Agreement under which Roche may provide DSM with certain indemnities and guarantees in connection with the vitamin case.

9. Major legal cases

Developments during the year for major legal cases are discussed below, including their impact on the Group's results, possible future development and contingent liabilities, if any. Total expenses during the year were 778 million Swiss francs in respect of Genentech legal cases.

Igen litigation

On 15 February 2002 the United States District Court of Maryland entered judgement in the civil litigation between Roche Diagnostics GmbH, Germany (RDG) and Igen International, Inc. (Igen) over claims related to the licensing of Igen's electrochemiluminescence (ECL) to RDG. The court concluded that several breaches of the licence agreement were material so that Igen has the right to terminate the licence agreement, and awarded Igen 105.4 million US dollars in compensatory damages and 400 million US dollars in punitive damages. RDG has appealed against this judgement and a final resolution is not expected until the second half of 2003. An existing order of the court bars any licence termination until all appeal proceedings are completed. While any appeal is in progress, RDG will continue to provide its customers with the products and services and will continue all planned innovations based on the ECL technology.

RDG and previously Boehringer Mannheim have been in litigation since 1997 over these matters. When acquiring Boehringer Mannheim, RDG assessed the Igen litigation and the adequacy of the provision already recorded by Boehringer Mannheim. RDG has reassessed the adequacy of these provisions and has concluded that, based on currently available information, it is not appropriate to record additional provisions at this point. The total amount of the provisions is the liability that RDG expects to pay, adjusted for foreign currency translation effects and the time value of money. As litigation is in process it is possible that the final obligation may be different from this. The total amount of the provisions is not disclosed as this may prejudice the RDG position in current litigation, however the provisions are significantly less than the amounts awarded by the court.

In March 2002 Roche Diagnostics GmbH (RDG) paid 606 million US dollars (1,018 million Swiss francs) into a collateral deposit account in respect of the Igen litigation. This is reported as restricted cash within financial long-term assets (see Note 17). No additional provisions have been recorded during the year.

Genentech legal cases

The Group has recorded a provision of 518 million US dollars (778 million Swiss francs) in respect of certain litigation matters, including litigation involving the City of Hope.

On 10 June 2002 Genentech announced that a Los Angeles County Superior Court jury voted to award City of Hope Medical Center approximately 300 million US dollars in compensatory damages based on a finding of a breach of a 1976 agreement between Genentech and the City of Hope. On 24 June 2002 the jury voted to award City of Hope 200 million US dollars in punitive damages in the same case. On 13 September 2002 Genentech filed a notice of appeal of the jury verdict and damages awards with the California Court of Appeal. The appeals process will take from one to four years depending on the scope of the review. A full provision has been recorded for these awards. During the appeals process interest accrues on the total amount of the damages at a simple annual rate of 10%. Following the judgment interest of 26 million US dollars (40 million Swiss francs) was recorded as the time cost of provisions, within interest expenses (see Note 12). On 3 October 2002 Genentech entered into an arrangement with third party insurance companies to post a surety bond of 600 million US dollars in connection with this judgement. As part of this arrangement Genentech pledged 630 million US dollars in cash and investments to secure this bond. These amounts, which are equivalent to 874 million Swiss francs, are reported as restricted cash within financial long-term assets (see Note 17).

In addition, Genentech is party to a patent infringement suit filed by Chiron Corporation on 7 June 2000 in the US District Court in the Eastern District of California (Sacramento) in respect of Herceptin. On 25 June 2002 the court issued several decisions regarding summary judgement motions that had been filed. The jury trial of this suit began on 6 August 2002. Following the first phase of the trial, based on the findings by the jury, the Court entered judgement in favour of Genentech. On 20 November 2002 Chiron filed notice of appeal with the US Court of Appeals for the Federal Circuit. On 4 December 2002 Genentech filed notice of cross-appeal with the same court. On 12 August 2002 the United States Patent and Trademark Office declared an interference between the Chiron patent involved in this lawsuit and a patent application exclusively licensed to Genentech from the University of Pennsylvania relating to anti-HER2 antibodies. In declaring the interference, the Patent Office has determined that there is substantial question as to whether the inventors of the Chiron patent were the first to invent the technology involved and are entitled to the patent. In connection with a second patent infringement lawsuit filed on 13 March 2001 against Genentech by Chiron, discovery in this case is currently stayed.

In connection with a patent infringement lawsuit filed against Genentech by GlaxoSmithKline (Glaxo) on 14 September 2000, in September 2002 Genentech and Glaxo agreed to a settlement pursuant to which Genentech and Glaxo dismissed with prejudice all the claims and/or counter-claims made by each of them in this lawsuit (and in a previous patent infringement lawsuit filed against Genentech by Glaxo on 28 May 1999, involving other patents). The settlement resolves and ends all the patent infringement claims that Glaxo made against Genentech.

Genentech is party to other litigation, as described in Genentech's annual report and quarterly SEC filings, however these other matters are not as far advanced as the matters referred to above.

10. Employee benefits in millions of CHF

	2002	2001
Wages and salaries	6,055	6,026
Social security costs	717	719
Post-employment benefits: defined benefit plans	279	264
Post-employment benefits: defined contribution plans	146	99
Other employee benefits	331	308
Total employees' remuneration	7,528	7,416

The charges for employee benefits are included in the relevant expenditure line by function. The number of employees at the year-end was 69,659 (2001: 63,717). Other employee benefits consist mainly of life insurance schemes and certain other insurance schemes providing medical and dental cover.

Post-employment benefits

Most employees are covered by retirement benefit plans sponsored by Group companies. The nature of such plans varies according to legal regulations, fiscal requirements and economic conditions of the countries in which the employees are employed. Other post-employment benefits consist mostly of post-retirement healthcare and life insurance schemes, principally in the United States. Plans are usually funded by payments from the Group and by employees to trusts independent of the Group's finances. Where a plan is unfunded, a liability for the whole obligation is recorded in the Group's balance sheet.

The amounts recognised in arriving at operating profit for post-employment defined benefit plans are as follows:

	2002	2001
Current service cost	314	362
Interest cost	627	685
Expected return on plan assets	(688)	(761)
Net actuarial (gains) losses recognised	22	(12)
Past service cost	4	5
(Gains) losses on curtailment	–	(15)
Total included in employees' remuneration	279	264

The actual return on plan assets was a negative return of 1,022 million Swiss francs (2001: negative return of 1,334 million Swiss francs).

In September 2002 the Group paid an additional contribution of 340 million US dollars (530 million Swiss francs) into a post-employment defined benefit plan of one of its US subsidiaries, due to falls in the market value of this plan's assets during 2002. This payment is included in 'contributions paid' in the table below and is accounted for as part of the recognised surplus on funded pension plans (see also Note 18) in the Group's consolidated financial statements in 2002. Thereafter it will be included in the actuarial calculation of the Group's pension expenses and balances.

The movements in the net asset (liability) recognised in the balance sheet for post-employment defined benefit plans are as follows:

	2002	2001
At beginning of year	(1,279)	(1,849)
Chugai[6]	(351)	-
Total expenses included in employees' remuneration (as above)	(279)	(264)
Contributions paid	679	177
Benefits paid (unfunded plans)	100	116
Reclassification from prepaid employee benefits	-	558
Currency translation effects and other	(35)	(17)
At end of year (as below)	(1,165)	(1,279)

Amounts recognised in the balance sheet for post-employment defined benefit plans are as follows:

	2002	2001
Funded plans		
Actuarial present value of funded obligations due to past and present employees	(9,337)	(9,649)
Plan assets held in trusts at fair value	8,751	10,033
Plan assets in excess (deficit) of actuarial present value of funded obligations	(586)	384
Unrecognised actuarial (gains) losses	1,807	731
Unrecognised past service costs	33	46
Net recognised asset (liability) for funded obligations due to past and present employees	1,254	1,161
Unfunded plans		
Recognised (liability) for actuarial present value of unfunded obligations	(2,419)	(2,440)
Total recognised asset (liability) for funded and unfunded obligations due to past and present employees	(1,165)	(1,279)
Reported as		
Surplus recognised as part of other long-term assets[18]	1,761	1,331
Deficit recognised as part of liabilities for post-employment benefits	(2,926)	(2,610)
Total net asset (liability) recognised	(1,165)	(1,279)

The above amounts include non-pension post-employment benefit schemes, principally medical plans as follows:

	2002	2001
Actuarial present value of obligations due to past and present employees	(806)	(737)
Plan assets held in trusts at fair value	387	530
Plan assets in excess of actuarial present value of funded obligations	(419)	(207)
– less unrecognised actuarial (gains) losses	*206*	*(50)*
Net recognised asset (liability)	(213)	(257)

Amounts recognised in the balance sheet for post-employment defined benefit plans are predominantly non-current and are reported as long-term assets and non-current liabilities.

Included within the fair value of the assets of the funded plans are 900,000 (2001: 650,000) of the Group's non-voting equity securities with a fair value of 87 million Swiss francs (2001: 77 million Swiss francs).

The Group operates defined benefit schemes in many countries and the actuarial assumptions vary based upon local economic and social conditions. The range of assumptions used in the actuarial valuations of the most significant defined benefit plans, which are in countries with stable currencies and interest rates, is as follows:

Discount rates	2 to 7%	(2001: 3 to 8%)
Projected rates of remuneration growth	2 to 9%	(2001: 2 to 9%)
Expected rates of return on plan assets	2 to 9%	(2001: 3 to 10%)
Healthcare cost trend rate	4 to 12%	(2001: 5 to 10%)

Stock Appreciation Rights

Some employees of certain US subsidiaries of the Group receive Stock Appreciation Rights (SARs) as part of their compensation. The SARs may be exercised after a vesting period of two to three years for a cash payment, based upon the amount that the market price of the Group's American Depositary Shares (ADSs) at the point of exercise exceeds the strike price (grant price at issuance). The Group accrues for the expected cash outflow from the outstanding SARs. As at 31 December 2002 no accrual was required.

Equity compensation benefits

During 2002 the Group has launched three equity compensation plans, as described below. The Genentech stock option plan is discussed in Note 5.

Roche Option Plan: The Group offers non-voting equity security options to certain directors and management. The exercise price is the market price of the non-voting equity securities at the date of issue. The options, which are non-tradable, have a seven-year duration and vest on a phased basis over three years. The Group covers such obligations by purchasing non-voting equity securities, or derivatives thereon. The cost of these instruments is reported in own equity instruments, within equity on the balance sheet. When the options are exercised the cash received is credited to own equity instruments. There are no impacts on the income statement, other than employer social insurance costs and the administrative costs of the plan. The previous option compensation plan, whereby the Group purchased options directly from third party financial institutions and granted them to certain employees, is closed; existing option grants under the old plan continue but no further such options are being granted.

Movements in the number of options held by employees are as follows:

	2002	2001
Outstanding at 1 January	–	–
Issued	562,259	–
Exercised	–	–
Cancellations	–	–
Outstanding at 31 December	562,259	–

Details of options granted during the period are as follows:

	2002	2001
Issue date	26 February 2002	–
Expiry date	26 February 2009	–
Exercise price in CHF	115.50	–
Proceeds if all options are exercised in millions of CHF	65	–

Using the Black-Scholes option valuation model, the fair value of options issued in 2002 was 13 million Swiss francs.

Roche Performance Share Plan: The Group offers future non-voting equity security grants to certain directors and key senior management. The amount of non-voting equity securities granted depends upon the individual's salary level and the achievement of performance targets linked to total shareholders' return relative to the Group's peers during the three-year period from the date of the grant. If the targets are not met, then no grants are made. The grants vest after three years. The cost of the plan is accrued over the vesting period of each grant, based on the final cash outflow estimated at each balance sheet date. During the year the cost of the plan was 15 million Swiss francs, which was reported within the relevant operating expense categories. The Group covers such obligations by purchasing non-voting equity securities, or derivatives thereon. The cost of purchasing these instruments is reported in own equity instruments, within equity on the balance sheet.

Roche Connect: This programme enables all employees worldwide, except for those in the United States and certain other countries, to make regular deductions from their salaries to purchase non-voting equity securities. It is administered by independent third parties. The Group makes a contribution to the programme, which allows the employees to purchase non-voting equity securities at a discount (usually 20%). The administrator purchases the necessary non-voting equity securities directly from the market. 28,843 non-voting equity securities were held at 31 December 2002. The programme has been operational since 1 October 2002. During the year the cost of the plan was 1 million Swiss francs, which was reported within the relevant operating expense categories.

11. Other operating income (expense), net in millions of CHF

	2002	2001
Royalty income	733	660
Gain on disposal of Neupogen	217	-
Other operating income	663	513
Total other operating income	1,613	1,173
Royalty expense	(1,032)	(918)
Other operating expense	(1,150)	(1,160)
Total other operating expense	(2,182)	(2,078)
Total other operating income (expense), net	(569)	(905)

On 1 October 2002 the Group completed the sale to Amgen of the assets and business related to Neupogen in the European Union, Switzerland and Norway. The cash received was 217 million Swiss francs.

12. Financial income (expense), net in millions of CHF

	2002	2001
Gains on sale of equity securities	305	918
(Losses) on sale of equity securities	(46)	(216)
Gains on LabCorp transactions	1,199	1,160
Dividend income	76	161
Gains (losses) on equity derivatives, net	(21)	274
Write-downs and impairments of equity securities	–	(10)
Net income from equity securities	1,513	2,287
Interest income	405	646
Gains on sale of debt securities	165	61
(Losses) on sale of debt securities	(48)	(55)
Write-downs and impairments of long-term loans	(35)	(33)
Net interest income and income from debt securities	487	619
Interest expense	(621)	(851)
Amortisation of discount on debt instruments	(468)	(501)
Gains (losses) on interest rate derivatives, net	(114)	(57)
Time cost of provisions[31]	(152)	(97)
Net interest expense	(1,355)	(1,506)
Foreign exchange gains (losses), net	(138)	261
Gains (losses) on foreign currency derivatives, net	95	(257)
Net foreign exchange gains (losses)	(43)	4
Net other financial income (expense), net	61	111
Total financial income (expense), net	663	1,515

On 6 June 2001 the Group sold 6,000,000 shares of LabCorp, resulting in a pre-tax gain after incidental costs of 1,160 million Swiss francs which was recorded as part of financial income (expense), net. The net pre-tax cash inflow was 1,420 million Swiss francs. As of the date of this sale the Group's remaining investment in LabCorp was accounted for as available-for-sale marketable securities. In March and July 2002 the Group sold its remaining shares of LabCorp. These transactions resulted in a pre-tax gain after incidental costs of 1,032 million Swiss francs. These amounts were recorded as part of financial income (expense), net. The net pre-tax cash inflow was 1,246 million Swiss francs. In addition, the Group realised a gain of 167 million Swiss francs on equity derivatives that were entered into in connection with the disposal of LabCorp shares. As at 31 December 2002 the Group has no remaining ownership interest in LabCorp and no outstanding derivative positions in LabCorp equities.

Impairment of financial assets

As at 31 December 2002 the Group revised its accounting policy for impairment of financial assets. In addition to the existing impairment triggers (as described in Note 1), any available-for-sale financial assets that have a market value of more than 25% below their original cost for a sustained six month period will be considered as impaired. Any falls in the market price of less than 25% of original cost or for less than a sustained six-month period are not by themselves considered as objective evidence of impairment, and such movements in fair value are recorded in equity until there is objective evidence of impairment or until the asset is sold or otherwise disposed of.

As a result of this revision in accounting policy, the Group recorded an impairment charge of 5,192 million Swiss francs effective 31 December 2002.

13. Income taxes in millions of CHF

Income tax expenses

The amounts charged in the income statement are as follows:

	2002	2001
Current income taxes	446	1,335
Deferred income taxes	393	(297)
Total charge for income taxes	839	1,038

Since the Group operates across the world, it is subject to income taxes in many different tax jurisdictions. The Group calculates its average expected tax rate as a weighted average of the tax rates in the tax jurisdictions in which the Group operates. This rate increased during 2002 as operating income now makes up a considerably higher proportion of pre-tax income than has been the case in previous years. This leads to an increase in the Group's effective tax rate, as operating income typically occurs in jurisdictions with higher tax rates when compared to financial income. Within the Group's average expected tax rate, the increasing significance of Genentech and Chugai accounts for 1% of the increase in the rate. Deferred tax assets were not recorded for the local statutory losses incurred in Argentina during 2002, as it is not clear when these may be utilised against future local taxable income.

The Group's effective tax rate can be reconciled to the Group's average expected tax rate as follows:

	2002	2001
Group's average expected tax rate	24%	22%
Tax effect of		
- Argentina	+1%	-
- Amortisation of goodwill[15]	+3%	+2%
- Gain from sale of LabCorp shares[12]	+1%	+2%
- non-taxable income/non-deductible expenses	+1%	-
- other differences	-1%	-3%
Core businesses' effective tax rate	29%	23%
Tax effect of		
- Pharmaceuticals Division restructuring[7]	-	-
- Major legal cases[9]	-2%	-
- Discontinuing operation: Vitamins and Fine Chemicals Division[8]	-	-
- Vitamin case[8]	-4%	-1%
- Chugai transaction: part disposal of Nippon Roche[6]	-4%	-
- Chugai transaction: write-off of fair value adjustments to inventories[6]	-1%	-
- Vitamins and Fine Chemicals Division: impairment of net assets[8]	+26%	-
- Impairment of financial assets[12]	-70%	-
Group's effective tax rate	-26%	22%

The impairment of net assets of the Vitamins and Fine Chemicals Division and the impairment of financial assets have a very significant impact on the effective tax rate for 2002, as they have a large impact on profit before tax whilst having a relatively minor impact on the tax charge.

Income tax assets and liabilities

Amounts recognised in the balance sheet for income taxes are as follows:

	2002	2001
Current income taxes		
Current income tax assets	1,028	244
Current income tax liabilities	(849)	(716)
Net current income tax asset (liability) in the balance sheet	179	(472)
Deferred income taxes		
Deferred income tax assets	784	1,410
Deferred income tax liabilities	(3,551)	(4,162)
Net deferred income tax asset (liability) in the balance sheet	(2,767)	(2,752)

The increase of the current income tax assets is related to payments in the vitamin case and Swiss withholding taxes which have subsequently been reimbursed in 2003. Deferred income tax assets are recognised for tax loss carry forwards only to the extent that realisation of the related tax benefit is probable. The Group has unrecognised tax losses of 205 million Swiss francs. Deferred income tax liabilities have not been established for the withholding tax and other taxes that would be payable on the unremitted earnings of certain foreign subsidiaries, as such amounts are currently regarded as permanently reinvested. These unremitted earnings totalled 21.3 billion Swiss francs at 31 December 2002 (2001: 27.1 billion Swiss francs).

The deferred income tax assets and liabilities and the deferred income tax charges (credits) are attributable to the following items:

2002	Property, plant and equipment, and intangible assets	Restructuring provisions	Other temporary differences	Total
Net deferred income tax asset (liability) at beginning of year	(3,260)	170	338	(2,752)
(Charged) credited to the income statement	70	(21)	(442)	(393)
(Charged) credited to equity[27]	–	–	500	500
Chugai[6]	(420)	–	207	(213)
Currency translation effects and other	267	(14)	(162)	91
Net deferred income tax asset (liability) at end of year	(3,343)	135	441	(2,767)
2001				
Net deferred income tax asset (liability) at beginning of year	(3,342)	146	560	(2,636)
On issue of debt instruments[29]	–	–	(46)	(46)
(Charged) credited to the income statement	90	21	186	297
(Charged) credited to equity[27]	–	–	(367)	(367)
Changes in Group organisation[3]	(22)	–	5	(17)
Currency translation effects and other	14	3	–	17
Net deferred income tax asset (liability) at end of year	(3,260)	170	338	(2,752)

14. Property, plant and equipment in millions of CHF

	Land	Buildings and land improve-ments	Machinery and equipment	Construction in progress	2002 Total	2001 Total
Net book value						
At beginning of year	744	5,905	6,787	1,616	15,052	13,785
Chugai[6]	231	110	532	214	1,087	–
Other changes in Group organisation[3]	–	–	–	–	–	5
Genentech synthetic leases	–	–	–	–	–	1,113
Additions	1	148	769	1,126	2,044	1,931
Disposals	(26)	(65)	(109)	(39)	(239)	(211)
Transfers	5	322	728	(1,055)	–	–
Depreciation charge	–	(257)	(1,204)	–	(1,461)	(1,433)
Pharmaceuticals Division restructuring – impairment charge[7]	–	–	(52)	–	(52)	(187)
Vitamins and Fine Chemicals Division – impairment of net assets[8]	–	(474)	(1,026)	–	(1,500)	–
Other impairment charges	–	–	(4)	–	(4)	(8)
Currency translation effects and other	(21)	(325)	(850)	(297)	(1,493)	57
At end of year	934	5,364	5,571	1,565	13,434	15,052
At 31 December						
Cost	934	8,978	14,469	1,565	25,946	26,146
Accumulated depreciation	–	(3,614)	(8,898)	–	(12,512)	(11,094)
Net book value	934	5,364	5,571	1,565	13,434	15,052

The Group's subsidiary Genentech has synthetic leases on certain of its facilities in California, which under the Group's accounting policy are consolidated. As discussed in the 2001 financial statements, these were recorded effective 1 January 2001, and at this date property, plant and equipment increased by 1,113 million Swiss francs, with a similar increase in long-term debt (see Note 29). Excluding the Genentech synthetic leases, at 31 December 2002 the capitalised cost of machinery and equipment under finance leases amounts to 341 million Swiss francs (2001: 581 million Swiss francs) and the net book value of these assets amounts to 198 million Swiss francs (2001: 221 million Swiss francs).

Operating lease commitments

At 31 December the future minimum annual payments under non-cancellable operating leases, including the Genentech synthetic leases, were as follows:

	2002	2001
Within one year	118	100
Between one and five years	205	140
Thereafter	13	12
Total minimum annual payments	336	252

Total rental expense in 2002 for all operating leases, including the Genentech synthetic leases, was 239 million Swiss francs (2001: 299 million Swiss francs).

The Group has capital commitments for the purchase or construction of property, plant and equipment totalling 1.1 billion Swiss francs (2001: 1.8 billion Swiss francs).

15. Intangible assets in millions of CHF

	Goodwill	Patents, licences, trademarks and other	2002 Total	2001 Total
Net book value				
At beginning of year	6,107	8,836	14,943	15,870
Chugai[6]	159	947	1,106	-
Other changes in Group organisation[3]	7	-	7	215
Additions	-	95	95	209
Disposals	-	(1)	(1)	(5)
Amortisation charge	(501)	(1,019)	(1,520)	(1,553)
Vitamins and Fine Chemicals Division – impairment of net assets[8]	(7)	(19)	(26)	-
Impairment charge	-	(9)	(9)	(10)
Currency translation effects and other	(701)	(1,044)	(1,745)	217
At end of year	5,064	7,786	12,850	14,943
At 31 December				
Cost	15,061	15,916	30,977	34,859
Accumulated amortisation	(9,997)	(8,130)	(18,127)	(19,916)
At end of year	5,064	7,786	12,850	14,943

16. Investments in associated companies and joint ventures in millions of CHF

Associated companies

The Group has investments in associated companies as listed below. These have been accounted for using the equity method.

	Share of net income 2002	Share of net income 2001	Balance sheet value 2002	Balance sheet value 2001
Laboratory Corporation of America Holdings (USA)	-	44	-	-
Basilea Pharmaceutica (Switzerland)	(31)	(12)	58	89
Other investments accounted for using the equity method	(3)	(25)	64	97
Total investments accounted for using the equity method	(34)	7	122	186

Laboratory Corporation of America Holdings: The Group's transactions in LabCorp shares are discussed in Note 12. As at 31 December 2002 the Group has no remaining ownership interest in LabCorp.

Basilea Pharmaceutica: The Group owns a non-controlling interest of 49% in Basilea Pharmaceutica Ltd (Basilea). Basilea is a Swiss biotechnology company in the anti-bacterial, anti-fungal and dermatology fields. Basilea is a private company domiciled in Basel and has a share capital of 50 million Swiss francs as at 31 December 2002.

Antisoma: On 23 December 2002 the Group acquired a 9% interest in Antisoma plc (Antisoma) for 9 million Swiss francs. Antisoma is a British biopharmaceutical company that develops products for the treatment of cancer. It is a public company domiciled in London and its shares are traded on the London Stock Exchange and on NASDAQ Europe. The market capitalisation as at 31 December 2002 was 59.6 million pounds (133 million Swiss francs). Following the acquisition the Group will have material transactions with Antisoma for access, development, and milestone payments with respect to its oncology product portfolio and accordingly Antisoma is reported as an associated company. 7 million Swiss francs of goodwill arose on the acquisition, with the balance of the acquisition price reported as an investment in associated companies.

Transactions between the Group and its associated companies are as follows:

	2002	2001
Income statement		
Income from the sale of goods or supply of services	6	53
Expenses for the purchase of goods or supply of services	(63)	(1)
Balance sheet		
Trade accounts receivable	2	2

Joint ventures

Bayer joint venture: The Group has a 50% stake in Bayer Roche LLC, a joint venture with the Bayer Group in the over-the-counter (OTC) field to market and distribute the product Aleve and certain other OTC products in the United States. The joint venture is a private company registered in Delaware, and its principal executive offices are in Morristown, New Jersey and had a partnership capital of 37.6 million US dollars (52.2 million Swiss francs) as at 31 December 2002. This joint venture is included in the financial statements using the proportionate consolidation method.

Chugai-Aventis joint venture: Chugai Pharma Marketing Ltd., a wholly-owned subsidiary of Chugai, has a 55% stake in Chugai-Aventis S.N.C., a joint venture with Aventis Pharma S.A. for importation, sales of pharmaceuticals, clinical development and submission of application for new drugs in the EU. The joint venture is a partnership domiciled in Antony, France and had a share capital of 160 thousand euros (232 thousand Swiss francs) as at 31 December 2002. The joint venture is included in the financial statements using the proportionate consolidation method.

The effect of the Group's joint ventures on the income statement and balance sheet is as follows:

	2002	2001
Income statement		
Sales	222	249
Expenses	(231)	(243)
Net income after taxes	(9)	6
Balance sheet		
Long-term assets	269	350
Current assets	145	161
Non-current liabilities	(89)	(116)
Current liabilities	(181)	(228)
Net assets	144	167

17. Financial long-term assets in millions of CHF

	2002	2001
Available-for-sale investments	785	2,034
Held-to-maturity investments	185	332
Loans receivable	126	379
Long-term trade receivables	99	31
Restricted cash	2,477	148
Total financial long-term assets	3,672	2,924

Financial long-term assets are held for strategic purposes and therefore are classified as non-current. The effective interest rate of held-to-maturity investments is 1.4% (2001: 4.0%). Loans receivable comprise all loans to third parties with a term of over one year.

Restricted cash consists of 606 million US dollars paid into a collateral deposit account in respect of the Igen litigation (see Note 9), 630 million US dollars of cash and investments pledged by Genentech in connection with the City of Hope litigation (see Note 9), 673 million Swiss francs pledged by Roche Group companies as collateral in connection with the obligation to repurchase own equity instruments (see Note 25) and cash set aside as collateral under certain lease agreements.

18. Other long-term assets in millions of CHF

	2002	2001
Recognised surplus on funded pension plans[10]	1,761	1,331
Prepaid employee benefits	165	219
Other	355	346
Total other long-term assets	2,281	1,896

Other long-term assets consist of various assets not otherwise shown separately from which the Group expects to derive economic benefits in over one year.

19. Inventories in millions of CHF

	2002	2001
Raw materials and supplies	969	955
Work in process	599	650
Finished goods	4,349	4,542
Less: provision for slow-moving and obsolete inventory	(193)	(367)
Total inventories	5,724	5,780

Inventories held at net realisable value have a carrying value of 14 million Swiss francs (2001: 12 million Swiss francs). As a result of the Chugai transaction, inventories increased by 437 million Swiss francs, effective 1 October 2002 (see Note 6).

20. Accounts receivable in millions of CHF

	2002	2001
Accounts receivable – trade	6,550	5,936
Notes receivable	290	145
Less: provision for doubtful accounts	(323)	(302)
Total accounts receivable	6,517	5,779

At 31 December 2002, accounts receivable include amounts denominated in US dollars equivalent to 2.4 billion Swiss francs (2001: 2.1 billion Swiss francs) and amounts denominated in euros equivalent to 2.3 billion Swiss francs (2001: 2.0 billion Swiss francs).

Bad debt expense was 40 million Swiss francs (2001: 30 million Swiss francs).

21. Other current assets in millions of CHF

	2002	2001
Accrued interest income	73	96
Prepaid expenses	428	672
Derivative financial instruments[30]	485	661
Other receivables	772	1,095
Total other current assets	1,758	2,524

22. Marketable securities in millions of CHF

	2002	2001
Held-for-trading investments		
- bonds and debentures	674	611
Available-for-sale current investments		
- shares	3,744	7,537
- bonds and debentures	1,460	3,749
- money market instruments	6,517	9,515
Total marketable securities	12,395	21,412

Marketable securities are held for fund management purposes and therefore are classified as current. Other investments held for strategic purposes are classified as non-current (see Note 18).

Shares: These consist primarily of readily saleable equity securities.

Bonds and debentures:

Contracted maturity	Amount	Average effective interest rate
2002		
Within one year	1,234	2.0%
Between one and five years	761	2.7%
Over five years	139	4.3%
Total bonds and debentures	2,134	2.4%
2001		
Within one year	1,609	2.9%
Between one and five years	1,748	4.3%
Over five years	1,003	4.8%
Total bonds and debentures	4,360	4.2%

Money market instruments: These generally have fixed interest rates ranging from 0.36% to 6.06% (2001: 1.22% to 7.75%) depending upon the currency in which they are denominated. They are contracted to mature within one year of 31 December 2002.

23. Accounts payable in millions of CHF

	2002	2001
Accounts payable - trade	1,090	999
Other taxes payable	314	339
Other accounts payable	383	372
Total accounts payable	1,787	1,710

24. Accrued and other current liabilities in millions of CHF

	2002	2001
Deferred income	121	218
Accrued payroll and related items	908	776
Interest payable	158	230
Derivative financial instruments[30]	262	653
Other accrued liabilities	1,946	2,157
Total accrued and other current liabilities	3,395	4,034

25. Equity

Share capital

At the Annual General Meeting on 3 April 2001, the shareholders approved a 100 for 1 stock split of the shares and non-voting equity securities of Roche Holding Ltd. The split took place on 4 May 2001. The number of shares and non-voting equity securities in issue is now 160,000,000 and 702,562,700, respectively. The nominal value of the shares is now 1 Swiss franc. The non-voting equity securities have no nominal value. All 2001 per share information has been restated for the split as if it took place on 1 January 2001.

Based on information supplied to Roche by a shareholders' group with pooled voting rights, comprising Dr L. Hoffmann, Ms V. Michalski-Hoffmann, Ms M.-A. Hoffmann, Mr A. Hoffmann, Ms V. Oeri-Hoffmann, Dr A. Oeri, Ms S. Duschmalé-Oeri, Ms C. Oeri, Ms B. Oeri, Ms M. Oeri and Dr F. Gerber, that group holds 80,020,000 shares (after the above share split) as in the preceding year. This figure does not include any shares without pooled voting rights that are held outside this group by individual members of the group. There were no transactions with these individuals other than those in the ordinary course of business.

Non-voting equity securities *(Genussscheine)*

As of 31 December 2002, 702,562,700 non-voting equity securities had been issued. Under Swiss company law these non-voting equity securities have no nominal value, are not part of the share capital and cannot be issued against a contribution which would be shown as an asset in the balance sheet of Roche Holding Ltd. Each non-voting equity security confers the same rights as any of the shares to participate in the net profit and any remaining proceeds from liquidation following repayment of the nominal value of the shares and, if any, participation certificates. In accordance with the law and the Articles of Incorporation of Roche Holding Ltd, the company is entitled at all times to exchange all or some of the non-voting equity securities into shares or participation certificates.

Dividends

On 16 April 2002 the shareholders approved the distribution of a dividend of 1.30 Swiss francs per share and non-voting equity security (2001: 1.15 Swiss franc) in respect of the 2001 business year. The distribution to holders of outstanding shares and non-voting equity securities totalled 1,101 million Swiss francs (2001: 981 million Swiss francs) and has been recorded against retained earnings in 2002.

Own equity instruments

At 31 December 2002 the number of non-voting equity securities held was 23,033,113 (2001: 23,669,345). The net cash inflow from transactions in own equity instruments was 39 million Swiss francs (2001: net cash inflow of 706 million Swiss francs).

The Group holds its own equity instruments primarily to meet the obligations that may arise in respect of certain of the Group's debt instruments. This may be achieved by holding physical non-voting equity securities or by holding forward contracts or derivative instruments such as call options. At 31 December 2002 the Group held forward contracts and derivative instruments equivalent to 17,123,740 (2001: 19,498,489) non-voting equity securities. If all of these contracts and instruments were exercised then a total of 40,156,853 (2001: 43,167,834) non-voting equity securities would be available to the Group.

The Group has partially covered its exposure to the conversion of the 'Sumo' Japanese yen exchangeable bonds and fully covered its exposure to the 'LYONs V' zero coupon US dollar exchangeable notes. This has been achieved using written short put options and purchased long call options at the same strike price, which have the combined effect of a forward purchase with a commitment of 2,971 million Swiss francs to repurchase non-voting equity securities. This is reported within debt at its discounted present value of 2,413 million Swiss francs (see Note 29). These transactions are supported by 673 million Swiss francs of collateral recorded as restricted cash in financial long-term assets (see Note 17).

26. Earnings per share and non-voting equity security

All 2001 per share information is restated for the 100 for 1 share split that took place on 4 May 2001 (see Note 25).

Basic earnings per share and non-voting equity security

	2002	2001
Net income (millions of CHF)	(4,026)	3,697
Number of shares (millions)[25]	160	160
Number of non-voting equity securities (millions)[25]	703	703
Weighted average number of own non-voting equity securities held (millions)	(24)	(22)
Total (millions)	839	841
Basic earnings per share and non-voting equity security (CHF)	(4.80)	4.40

Diluted earnings per share and non-voting equity security

For the calculation of diluted earnings per share and non-voting equity security, the weighted average number of shares and non-voting equity securities outstanding is adjusted to assume *conversion of all dilutive potential shares or non-voting equity securities.*

	2002	2001
Net income (millions of CHF)	(4,026)	3,697
Elimination of interest expense, net of tax, of convertible debt instruments, where dilutive (millions of CHF)	–	50
Increase in minority share of Group net income, net of tax, assuming all outstanding Genentech stock options exercised (millions of CHF)	–	(7)
Net income used to calculate diluted earnings per share (millions of CHF)	(4,026)	3,740
Weighted average number of shares and non-voting equity securities in issue (millions)	839	841
Adjustment for assumed conversion of convertible debt instruments, where dilutive (millions)	–	14
Weighted average number of shares and non-voting equity securities in issue used to calculate dilutive earnings per share (millions)	839	855
Diluted earnings per share and non-voting equity security (CHF)	(4.80)	4.37

27. Fair value and other reserves in millions of CHF

	Fair value reserve: available-for-sale investments	Fair value reserve: qualifying cash flow hedges	Equity conversion options	Currency translation reserve	2002 Total	2001 Total
At beginning of year	(1,422)	8	110	(695)	(1,999)	440
Changes in fair value	(3,226)	(16)	-	-	(3,242)	(1,066)
Recognised in net income	3,808	(17)	-	-	3,791	(666)
Deferred income taxes[13]	487	13	-	-	500	(367)
Minority interests[28]	52	8	-	-	60	20
Equity component of new convertible debt[29]	-	-	-	-	-	86
Currency translation gains (losses)	-	-	-	(1,752)	(1,752)	(446)
Total	(301)	(4)	110	(2,447)	(2,642)	(1,999)

28. Minority interests in millions of CHF

	2002	2001
At beginning of year	4,894	4,667
Chugai[6]	1,362	-
Part disposal of Nippon Roche[6]	149	-
Minority share of Group net income, net of tax	(41)	34
Net effect of movements in fair value (charged) credited to equity[27]	(60)	(20)
Net effect of exercise of Genentech stock options and Genentech stock repurchases[5]	(751)	120
Dividend payments to minority shareholders	(27)	-
Currency translation effects and other	(563)	93
At end of year	4,963	4,894
Of which:		
Genentech[5]	3,227	4,867
Chugai[6]	1,706	-
Other	30	27
Total minority interests	4,963	4,894

29. Debt in millions of CHF

	2002	2001
Amounts due to banks and other financial institutions	2,607	3,290
Debt instruments	11,586	14,111
Capitalised lease obligations	138	164
Genentech synthetic leases	911	1,113
Obligation to repurchase own equity instruments[25]	2,413	-
Other borrowings	64	101
Total debt	17,719	18,779
Less: current portion of long-term debt (amounts due within one year)	(3,552)	(1,670)
Total long-term debt	14,167	17,109
Short-term bank loans and overdrafts	4,631	4,951
Current portion of long-term debt	3,552	1,670
Total short-term debt	8,183	6,621

Repayment terms of long-term debt

	2002	2001
Within one year	3,552	1,670
Between one and two years	4,477	5,091
Between two and three years	4,173	4,159
Between three and four years	792	3,341
Between four and five years	1,655	990
Thereafter	3,070	3,528
Total long-term debt	17,719	18,779

The 'LYONs' zero coupon US dollar exchangeable notes (see below) are reflected as due the first year that the holders of the notes can request the Group to purchase the notes.

The fair value of the debt instruments is 12.6 billion Swiss francs (2001: 15.3 billion Swiss francs) and the fair value of total long-term debt is 18.7 billion Swiss francs (2001: 19.9 billion Swiss francs). This is calculated based upon the present value of the future cash flows on the instrument, discounted at a market rate of interest for instruments with similar credit status, cash flows and maturity periods.

The Group's debt is unsecured, except as noted below. The obligation arising from the Genentech synthetic leases is supported by restricted cash of 57 million US dollars (79 million Swiss francs). In addition, this obligation is secured on property, plant and equipment covered by the synthetic leases which has a net book value of 860 million Swiss francs as at 31 December 2002. The obligation to repurchase non-voting equity securities is supported by 673 million Swiss francs of collateral recorded as restricted cash in financial long-term assets (see Note 17).

Amounts due to banks and other financial institutions

Interest rates on these amounts, which are primarily denominated in US dollars and euros, average approximately 2.8% (2001: 3.7%). Repayment dates vary between 1 and 15 years.

Debt instruments

Repayment of 'Samurai' Japanese yen bonds: On the due date of 15 May 2002 the Group repaid the principal amount of 100 billion Japanese yen of the 1% Japanese yen bonds originally issued in 1994. The resulting cash outflow was 1,258 million Swiss francs.

Japanese yen convertible bonds issued by Chugai: At 31 December 2002, Chugai has outstanding 1.05% 'Series 6 Chugai Pharmaceutical Unsecured Convertible Bonds' with a principal amount of 3,482 million Japanese yen (41 million Swiss francs). The bonds were issued at face value in 1996 and their redemption date is 30 September 2008. Each bond of JPY 1,000,000 par value is convertible for 1,311 shares of Chugai. Conversion is at the option of the bondholder and may be made at any time up to the due date. The bonds will not be redeemable until maturity.

Repayment of 'Bull Spread' US dollar bonds: On the due date of 16 May 2001 the Group repaid the principal amount of 1 billion US dollars of the 3.5% US dollar bonds originally issued in 1991. The resulting cash outflow was 1,734 million Swiss francs.

Issue of 'LYONs V' US dollar exchangeable notes: On 25 July 2001 the Group issued zero coupon US dollar exchangeable notes due 25 July 2021 with a principal amount of 2,051 million US dollars. Net proceeds from the issue were 980 million US dollars (1,689 million Swiss francs). These have been initially allocated as 3,535 million Swiss francs of debt, 1,978 million Swiss francs of unamortised discount, 86 million Swiss francs of equity (in respect of the conversion option embedded in the bonds) and 46 million Swiss francs of deferred tax liability.

The carrying value of the Group's debt instruments is given in the table below.

	Effective interest rate	2002	2001
Swiss franc bonds			
'Bullet' 2% due 2003, principal 1.25 billion Swiss francs	2.20%	1,249	1,247
'Rodeo' 1.75% due 2008, principal 1 billion Swiss francs	2.92%	945	933
US dollar bonds			
'Chameleon' 6.75% due 2009, principal 1 billion US dollars	6.85%	1,377	1,667
Japanese yen bonds			
'Samurai' 1% due 2002, principal 100 billion Japanese yen	-	-	1,263
Swiss franc convertible bonds			
'Helveticus' dividend-linked convertible bonds, due 2003, principal 1 billion Swiss francs	2.98%	207	215
Zero coupon US dollar exchangeable notes			
'LYONs II' due 2010, principal 2.15 billion US dollars	7.12%	1,757	1,976
'LYONs III' due 2012, principal 3 billion US dollars	6.48%	2,240	2,532
'LYONs IV' due 2015, principal 1.506 billion US dollars	4.01%	1,259	1,462
'LYONs V' due 2021, principal 2.051 billion US dollars	4.14%	1,329	1,544
Japanese yen exchangeable bonds			
'Sumo' 0.25% due 2005, principal 104.6 billion Japanese yen	1.47%	1,179	1,265
Limited conversion preferred stock	3.00%	3	7
Japanese yen convertible bonds issued by Chugai	1.05%	41	-
Total debt instruments		11,586	14,111

Swiss franc convertible bonds

'Helveticus': An annual payment distribution amount is paid on 31 July for each bond of CHF 9,530 par value in the place of a fixed rate of interest. This annual payment distribution amount equals two hundred times the ordinary and/or extraordinary dividend declared on one non-voting equity security of Roche Holding Ltd for the business year ended on 31 December which was nineteen months prior to 31 July for the relevant year. Each bond is exchangeable for one hundred non-voting equity securities of Roche Holding Ltd at any time during the life of the bond. In accordance with the terms of the bonds an additional cash payment of CHF 200 is made upon conversion of each bond.

Zero coupon US dollar exchangeable notes

'LYONs II': The notes are exchangeable for American Depositary Shares (ADSs) at an adjusted exchange ratio of 4.84495 exchange ADSs per USD 1,000 principal amount at maturity of the notes. The Group will purchase any note for cash, at the option of the holder, on 20 April 2003 for a purchase price per USD 1,000 principal amount of the notes of USD 617.78. In addition, the notes will be redeemable at the option of the Group in whole or in part at any time after 20 April 2003 at the issue price plus accrued original issue discount (OID).

'LYONs III': The notes are exchangeable for ADSs at an exchange ratio of 3.62514 exchange ADSs per USD 1,000 principal amount at maturity of the notes. The Group will purchase any note for cash, at the option of the holder, on 6 May 2004 and 6 May 2008 for a purchase price per USD 1,000 principal amount of the notes of USD 605.29 and USD 778.01, respectively. In addition, the notes will be redeemable at the option of the Group in whole or in part at any time after 6 May 2004 at the issue price plus accrued original issue discount (OID).

'LYONs IV': The notes are exchangeable for Genentech shares at an exchange ratio of 8.65316 Genentech shares per USD 1,000 principal amount at maturity of the notes. The Group has the right to pay cash equal to the market value of the Genentech shares in lieu of delivering Genentech shares. The Group will purchase any note for cash, at the option of the holder, on 19 January 2004 and 19 January 2010 for a purchase price per USD 1,000 principal amount of the notes of USD 740.49 and USD 872.35, respectively. In addition, the notes will be redeemable at the option of the Group in whole or in part at any time after 19 January 2004 at the issue price plus accrued original issue discount (OID).

'LYONs V': The notes are exchangeable for ADSs at an exchange ratio of 5.33901 exchange ADSs per USD 1,000 principal amount at maturity of the notes. The Group will purchase any note for cash, at the option of the holder, on 25 January 2005, 25 July 2007 and 25 July 2011 for a purchase price per USD 1,000 principal amount of the notes of USD 552.79, USD 604.74 and USD 698.20, respectively. In addition, the notes will be redeemable at the option of the Group in whole or in part at any time after 25 July 2007 at the issue price plus accrued original issue discount (OID).

Japanese yen exchangeable bonds

'Sumo': Each bond of JPY 1,410,000 par value is exchangeable for one hundred non-voting equity securities of Roche Holding Ltd at an exchange ratio of 1.03292. The bonds will be redeemable at maturity at the issue price (96.4%) plus accrued original issue discount (OID) at 100%.

Unamortised discount

Included within the carrying value of debt instruments are the following unamortised discounts:

	2002	2001
Swiss franc bonds	57	70
US dollar bonds	10	13
Japanese yen bonds	–	17
Swiss franc convertible bonds	–	1
Zero coupon US dollar exchangeable notes	5,493	7,115
Japanese yen exchangeable bonds	44	74
Total unamortised discount	5,604	7,290

30. Derivative financial instruments in millions of CHF

In appropriate circumstances the Group uses derivative financial instruments as part of its risk management and trading strategies. This is discussed in Note 2. Derivative financial instruments are carried at fair value. The methods used for determining fair value are described in Note 1.

	2002	2001
Foreign currency derivatives		
- forward exchange contracts and swaps	198	25
- options	2	21
Interest rate derivatives		
- swaps	(193)	(83)
- other	-	1
Other derivatives	216	44
Total carrying value of derivative financial instruments	223	8
Asset (liability) recognised		
Other current assets[21]	485	661
Accrued and other current liabilities[24]	(262)	(653)
Total net asset (liability) recognised	223	8

Hedge accounting

The Group's accounting policy on hedge accounting, which is described in Note 1, requires that to qualify for hedge accounting the hedging relationship must meet several strict conditions on documentation, probability of occurrence, hedge effectiveness and reliability of measurement.

As described in Note 2, the Group has financial risk management policies, which cover foreign exchange risk, interest rate risk, market risk, credit risk and liquidity risk. When deemed appropriate, certain of the above risks are altered through the use of derivatives. While many of these transactions can be considered as hedges in economic terms, if the required conditions are not met, then the relationship does not qualify for hedge accounting. In this case the hedging instrument and the hedged item are reported independently as if there were no hedging relationship, which means that any derivatives are reported at fair value, with changes in fair value included in financial income (expense).

Due to the considerable administrative cost of maintaining the necessary documentation and tracking procedures, the Group generally limits the use of hedge accounting to certain significant transactions. Consequently as at 31 December 2002 the Group has no fair value hedges, cash flow hedges or hedges of net investment in a foreign entity that meet the strict requirements to qualify for hedge accounting, apart from those described below for the Group's subsidiary, Genentech. These are also described in Genentech's annual report and quarterly SEC filings.

Genentech has equity investments in various biotechnology companies that are subject to a greater risk of market fluctuation than the stock market in general. To manage part of this exposure Genentech enters into derivative financial instruments such as zero cost collars and forward contracts. Genentech has non-US dollar cash flows from future royalty income and development expenses expected over the next one to five years. To hedge part of this transaction exposure Genentech enters into derivative financial instruments such as options and forward contracts. Genentech also has anticipated cash flows from its interest-bearing investments, which are exposed to changes in interest rates. To manage part of this risk Genentech enters into interest rate swap agreements, which effectively convert part of the expected interest income from variable to fixed rate. These swaps were terminated in 2002, when it was determined that the forecasted transaction was unlikely to occur, and a gain of 11 million US dollars (17 million Swiss francs) was recognised in financial income (expense). Movements on the fair value reserve for designated cash flow hedges are included in Note 27.

31. Provisions in millions of CHF

	Restructuring provisions	Other provisions	2002 Total	2001 Total
At beginning of year	596	3,371	3,967	3,995
Chugai[6]	–	12	12	–
Other changes in Group organisation[3]	–	–	–	18
Pharmaceuticals Division restructuring[7]				
– additional provisions created	104	–	104	605
– unused amounts reversed	(2)	–	(2)	–
– utilised during the year	(156)	–	(156)	(239)
Vitamin case[8]				
– additional provisions created	–	1,770	1,770	760
– utilised during the year	–	(3,266)	(3,266)	(330)
Major legal cases[9]				
– additional provisions created	–	778	778	–
– utilised during the year	–	–	–	–
Other provisions				
– additional provisions created	88	206	294	176
– unused amounts reversed	(37)	(53)	(90)	(296)
– utilised during the year	(54)	(265)	(319)	(660)
Increase in discounted amount due to passage of time or change in discount rate[12]	–	152	152	97
Currency translation effects and other	(16)	(368)	(384)	(159)
At end of year	523	2,337	2,860	3,967
Of which:				
Current portion of provisions	245	913	1,158	1,852
Non-current portions of provisions	278	1,424	1,702	2,115
Total provisions	523	2,337	2,860	3,967

Restructuring provisions arise from planned programmes that materially change the scope of business undertaken by the Group or the manner in which business is conducted. Such provisions include only the costs necessarily entailed by the restructuring which are not associated with the on-going activities of the Group. The creation of such provisions is recorded as a charge against other operating income, except where they arise from the restructuring of newly acquired companies, in which case they are included in the acquisition accounting and hence form part of the goodwill. See also Note 7 regarding the Pharmaceuticals Division restructuring.

Other provisions consist mainly of legal, environmental and similar matters. Other provisions include provisions in respect of the vitamin case (see Note 8) and major legal cases (see Note 9).

32. Contingent liabilities

The operations and earnings of the Group continue, from time to time and in varying degrees, to be affected by political, legislative, fiscal and regulatory developments, including those relating to environmental protection, in the countries in which it operates. The industries in which the Group is engaged are also subject to physical risks of various kinds. The nature and frequency of these developments and events, not all of which are covered by insurance, as well as their effect on future operations and earnings are not predictable.

See also Note 8 in respect of the vitamin case and Note 9 in respect of major legal cases.

33. Cash flow statement in millions of CHF

Cash flows from operating activities

Cash flows from operating activities are those derived from the Group's primary activities, as described in the divisional review. This is calculated by the indirect method, by adjusting the Group's operating profit for any operating income and expenses that are not cash flows (for example depreciation, amortisation and impairment) in order to derive the cash generated from operations. This and other operating cash flows are shown in the cash flow statement. Operating cash flows also include income taxes paid on all activities, including, for example, the taxes paid on the gains from LabCorp share sales.

	2002	2001
Net income	(4,026)	3,697
Add back non-operating (income) expense		
- Financial income (expense), net[12]	(663)	(1,515)
- Impairment of financial assets[12]	5,192	-
- Income taxes[13]	839	1,038
- Income applicable to minority interests[28]	(41)	34
- Share of result of associated companies[16]	34	(7)
Operating profit	1,335	3,247
Depreciation of property, plant and equipment[14]	1,461	1,433
Amortisation of intangible assets[15]	1,520	1,553
Impairment of long-term assets[14, 15]	13	18
Changes in Group organisation[3]	1,064	-
Chugai transaction: write-off of fair value adjustments to inventories[6]	87	-
Charge for Pharmaceuticals Division restructuring[7]	154	777
Charge for vitamin case[8]	1,770	760
Charge for major legal cases[9]	778	-
Expense for defined benefit post-employment plans[10]	279	264
Other adjustments	157	(114)
Cash generated from operations	8,618	7,938

Cash flows from financing activities

Cash flows from financing activities are primarily the proceeds from issue and repayments of the Group's equity and debt instruments. They also include interest payments and dividend payments on these instruments. Cash flows from short-term financing, including finance leases, are also included. These cash flows indicate the Group's transactions with the providers of its equity and debt financing. Cash flows from short-term borrowings are shown as a net movement, as these consist of a large number of transactions with short maturity.

Proceeds from issue of long-term debt	2002	2001
'LYONs V' zero coupon exchangeable US dollar notes due 2021[29]	-	1,689
Long-term bank loans and other borrowings[29]	274	421
Total	274	2,110

Repayment of long-term debt	2002	2001
Repayment of 'Samurai' 1% Japanese yen bonds[29]	(1,258)	-
Repayment of 'Bull Spread' 2.75% US dollar bonds[29]	-	(1,734)
Long-term bank loans and other borrowings[29]	(442)	(1,074)
Total	(1,700)	(2,808)

Interest and dividends paid	2002	2001
Interest paid	(693)	(919)
Dividends paid[25]	(1,101)	(981)
Total	(1,794)	(1,900)

Cash flows from investing activities

Cash flows from investing activities are principally those arising from the Group's investments in property, plant and equipment and intangible assets, and from the acquisition and divestment of subsidiaries, associated companies and businesses. Cash flows connected with the Group's portfolio of marketable securities and other investments are also included as are any interest and dividend payments received in respect of these securities and investments. These cash flows indicate the Group's net reinvestment in its operating assets and the cash flow effects of the changes in Group organisation, as well as the cash generated by the Group's other investments. Cash flows from marketable securities, including income and capital gains and losses, are shown as a net movement on the Group's portfolio, as these consist of a large number of positions which are not held on a long-term basis. The cash flows from LabCorp transactions (see Note 12) are shown as a separate line in the cash flow statement. The cash flows in respect of Chugai consist of cash payments by Roche to third parties less the cash held by Chugai when acquired.

Acquisitions of subsidiaries, associated companies and products	2002	2001
Chugai[6]	(483)	-
Antisoma[16]	(9)	-
Amira[3]	-	(159)
Other acquisitions	-	(16)
Total	(492)	(175)

Divestments of subsidiaries, associated companies and products	2002	2001
Neupogen[11]	217	-
Other divestments	-	-
Total	217	-

Interest and dividends received	2002	2001
Interest received	428	672
Dividends received	77	161
Total	505	833

34. Subsequent events

Acquisition of Disetronic

On 10 February 2003 Roche and Disetronic announced plans under which the Group would acquire Disetronic. Disetronic is a world leader in the research, development and commercialisation of insulin pumps and injection systems for the treatment of diabetes. It is a public company headquartered in Burgdorf, Switzerland. After the completion of the acquisition Disetronic's Infusion Systems division will become part of Roche Diagnostics' Diabetes Care business area. The Group will not acquire Disetronic Injection Systems, which will be sold to Disetronic's founder and chairman and will continue to operate as an independent company.

The Group will offer shareholders of Disetronic 670 Swiss francs in cash and two Roche non-voting equity securities for each Disetronic share. The proposed acquisition is subject to approval from the competition authorities and by Disetronic's shareholders. The total cost of the acquisition is expected to be approximately 1.6 billion Swiss francs. The expected proceeds from the resale of the Injection Systems division are in the order of 400 million Swiss francs.

Report of the Group Auditors

To the General Meeting of Roche Holding Ltd, Basel

As auditors of the Group, we have audited the Consolidated Financial Statements of the Roche Group on pages 72 to 118 for the year ended 31 December 2002.

These Consolidated Financial Statements are the responsibility of the Board of Directors of Roche Holding Ltd. Our responsibility is to express an opinion on these Consolidated Financial Statements based on our audit. We confirm that we meet the Swiss legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession and with the International Standards on Auditing, which require that an audit be planned and performed to obtain reasonable assurance about whether the Consolidated Financial Statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the Consolidated Financial Statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the Consolidated Financial Statements of the Roche Group present fairly, in all material respects, the financial position as of 31 December 2002, and the results of operations and the cash flows for the year then ended in accordance with the International Financial Reporting Standards, and comply with Swiss law.

We recommend that the Consolidated Financial Statements submitted to you be approved.

PricewaterhouseCoopers AG

William D. Kirst

William D. Kirst

Clive A.J. Bellingham

Basel, 24 February 2003

Multi-Year Overview

Statistics, as reported	1993	1994
Statement of income in millions of CHF		
Sales	14,315	14,748
EBITDA	3,278	3,635
Operating profit	2,348	2,656
Net income	2,478	2,860
Research and development	2,269	2,332
Balance sheet in millions of CHF		
Long-term assets	9,522	13,549
Current assets	21,404	22,684
Total assets	30,926	36,233
Equity	17,914	16,422
Minority interests	625	861
Non-current liabilities	7,921	10,034
Current liabilities	4,466	8,916
Additions to property, plant and equipment	1,407	1,355
Personnel		
Number of employees at end of year	56,082	61,381
Key ratios		
Net income as % of sales	17	19
Net income as % of equity	14	17
Research and development as % of sales	16	16
Current ratio %	479	254
Equity and minority interests as % of total assets	60	48
Sales per employee in thousands of CHF	255	240
Data on shares and non-voting equity securities		
Number of shares	1,600,000	1,600,000
Number of non-voting equity securities *(Genussscheine)*	7,025,627	7,025,627
Total shares and non-voting equity securities	8,625,627	8,625,627
Total dividend in millions of CHF	404	474
Earnings per share and non-voting equity security (diluted) in CHF	287	332
Dividend per share and non-voting equity security in CHF	48	55
Cash and warrants in addition to dividend (adjusted) in CHF	–	77 [a]
Cash and warrants in addition to dividend (unadjusted) in CHF	–	153 [a]

Information in this table is stated as reported. Changes in accounting policy arising from changes in International Financial Reporting Standards and the 100 for 1 stock split in 2001 are not applied retrospectively.

a) If 1991 warrants held to final exercise date.

b) In addition to the normal dividend, the shareholders approved for each share and each non-voting equity security a special RO 100 centenary warrant worth CHF 36 on date of issue or, at the holder's option, a cash equivalent of CHF 36.

c) 1997 net income and related key ratios are shown after special charges of 6,308 million Swiss francs, net of tax, incurred following the *Corange* acquisition and include *Corange* only in respect of balance sheet data.

1995	1996	1997[c]	1998	1999	2000	2001	2002
14,722	15,966	18,767	24,662	27,567	28,672	29,163	29,725
4,176	4,629	5,076	6,423	8,874	11,126	6,438	6,032
3,057	3,420	3,590	4,350	6,421	7,131	3,247	1,335
3,372	3,899	(2,031)	4,392	5,764	8,647	3,697	(4,026)
2,290	2,446	2,903	3,408	3,782	3,950	3,893	4,257
12,632	15,487	32,453	27,952	35,800	34,798	36,411	33,143
22,932	24,289	22,323	27,927	34,631	34,737	38,875	30,852
35,564	39,776	54,776	55,879	70,431	69,535	75,286	63,995
17,554	20,780	18,250	21,666	26,954	27,608	28,973	20,810
799	835	1,187	1,149	3,047	4,428	4,894	4,963
11,554	12,727	21,181	21,416	25,574	23,642	25,772	22,850
5,657	5,434	14,158	11,648	14,856	13,857	15,647	15,372
1,490	1,624	1,802	1,883	2,150	2,183	1,931	2,044
50,497	48,972	51,643	66,707	67,695	64,758	63,717	69,659
23	24	-11	18	21	30	13	-14
19	19	-11	20	21	31	13	-19
16	15	15	14	14	14	13	14
405	447	158	240	233	251	248	201
51	54	36	41	43	46	45	40
292	326	363	370	407	443	458	427
1,600,000	1,600,000	1,600,000	1,600,000	1,600,000	1,600,000	160,000,000	160,000,000
7,025,627	7,025,627	7,025,627	7,025,627	7,025,627	7,025,627	702,562,700	702,562,700
8,625,627	8,625,627	8,625,627	8,625,627	8,625,627	8,625,627	862,562,700	862,562,700
552	647	716	750	863[e]	992	1,121	1,251[f]
391	452	(235)	509	668	1,024	4.37	(4.80)
64[b]	75	83	87	100[e]	115	1.30	1.45[f]
-	36	-	190[d]	-	-	-	-
-	36	-	190[d]	-	-	-	-

d) If 1996 warrants held to final exercise date.

e) Dividend 1999 does not include the special dividend relating to the spin-off of the Fragrances and Flavours Division.

f) Dividend 2002 as proposed by the Board of Directors.

Sales by division in millions of CHF

	1998	1999	2000	2001	2002
Pharmaceuticals	14,376	16,487	17,686	18,723	19,095
Diagnostics	4,616	5,282	6,252	6,900	7,239
Vitamins and Fine Chemicals	3,630	3,649	3,571	3,540	3,391
Fragrances and Flavours	2,040	2,149	1,163	–	–
Total	24,662	27,567	28,672	29,163	29,725

Sales by geographical area in millions of CHF

	1998	1999	2000	2001	2002
Switzerland	445	455	509	513	532
European Union	8,799	9,326	9,012	9,000	9,067
Rest of Europe	1,017	1,090	1,266	1,282	1,439
Europe	10,261	10,871	10,787	10,795	11,038
North America	8,698	10,130	10,636	11,264	11,297
Latin America	2,455	2,577	2,928	2,827	2,393
Japan	1,156	1,460	1,580	1,589	2,243
Rest of Asia	1,297	1,649	1,814	1,829	1,805
Asia	2,453	3,109	3,394	3,418	4,048
Africa, Australia and Oceania	795	880	927	859	949
Total	24,662	27,567	28,672	29,163	29,725

Additions to property, plant and equipment by division in millions of CHF

	1998	1999	2000	2001	2002
Pharmaceuticals	858	963	1,132	1,051	1,047
Diagnostics	439	568	603	558	666
Vitamins and Fine Chemicals	442	450	372	284	298
Fragrances and Flavours	144	165	68	–	–
Others	–	4	8	38	33
Total	1,883	2,150	2,183	1,931	2,044

Additions to property, plant and equipment by geographical area in millions of CHF

	1998	1999	2000	2001	2002
Switzerland	295	335	361	272	298
European Union	703	826	731	613	598
Rest of Europe	28	30	31	51	79
Europe	1,026	1,191	1,123	936	975
North America	591	668	610	717	783
Latin America	98	133	229	138	115
Japan	46	59	53	45	81
Rest of Asia	95	65	120	67	62
Asia	141	124	173	112	143
Africa, Australia and Oceania	27	34	48	28	28
Total	1,883	2,150	2,183	1,931	2,044

Roche Securities

Share price performance in CHF



Roche share (adjusted)
Swiss Market Index (rebased)
300
250
200
150
100
50
0
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002

Non-voting equity security *(Genussschein)* price performance in CHF



Roche non-voting equity security (adjusted)
Swiss Market Index (rebased)
200
160
120
80
40
0
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002

American Depositary Receipt (ADR) price performance in USD



Roche ADR (adjusted)
S&P 500 Index (rebased)
140
120
100
80
60
40
20
0
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002

One Roche American Depositary Receipt (ADR) is equivalent to one non-voting equity security *(Genussschein)*. ADRs have been traded in the United States over-the-counter market since July 1992.

Number of shares and non-voting equity securities[a]

		1998	1999	2000	2001	2002
Number of shares (nominal value 1998–2000: CHF 100, 2001–2002: CHF 1.00)		1,600,000	1,600,000	1,600,000	160,000,000	160,000,000
Number of non-voting equity securities *(Genussscheine)* (no nominal value)		7,025,627	7,025,627	7,025,627	702,562,700	702,562,700
Total		8,625,627	8,625,627	8,625,627	862,562,700	862,562,700

Data per share and non-voting equity security[c] in CHF

		1998	1999	2000	2001	2002
Net income		509	668	1,024	4.37	(4.80)
Equity		2,512	3,125	3,201	33.59	24.13
Dividend		87	100[d]	115	1.30	1.45[e]
Stock price of share[b]	High	26,278	27,348	26,375	201.00	195.00
	Low	20,633	24,210	16,800	114.00	130.50
	Year-end	24,210	25,305	20,100	136.00	175.00
Stock price of non-voting equity security *(Genussschein)*[b]	High	17,112	18,760	18,755	165.35	132.75
	Low	13,085	15,489	14,900	95.10	92.00
	Year-end	16,245	18,319	16,510	118.50	96.35
Historic stock price (unadjusted)						
Shares	Year-end	24,875	26,000	20,100	136.00	175.00
Non-voting equity securities *(Genussschein)*	Year-end	16,760	18,900	16,510	118.50	96.35

Market capitalisation (unadjusted) in millions of CHF

	1998	1999	2000	2001	2002
Year-end	157,550	174,384	148,153	105,014	95,692

Key ratios (year-end)

	1998	1999	2000	2001	2002
Net income as % of equity	20	21	31	13	-19
Dividend yield of shares in %	0.3	0.4	0.6	1.0	0.8
Dividend yield of non-voting equity securities *(Genussscheine)* in %	0.5	0.5	0.7	1.1	1.5
Price/earnings of shares (unadjusted)	49	39	20	31	-36
Price/earnings of non-voting equity securities *(Genussscheine)* (unadjusted)	33	28	16	27	-20

a) Each non-voting equity security *(Genussschein)* confers the same rights as any of the shares to participate in the available earnings and any remaining proceeds from liquidation following repayment of the nominal value of the shares and the participation certificate capital (if any). Shares and non-voting equity securities are listed on the Swiss Exchange. Roche Holding Ltd has no restrictions as to ownership of its shares or non-voting equity securities.

b) All stock price data reflect daily closing prices. Stock price figures prior to 8 June 2000 are adjusted for the effects of the Givaudan spin-off. The adjustment factors used are 0.97325 (shares) and 0.96925 (non-voting equity securities), which are the factors used by independent financial institutions.

c) The net income per share (prior to 2000) and market capitalisation figures assume that the own equity instruments held are outstanding.

d) 1999 dividend does not include the special dividend relating to the spin-off of the Fragrances and Flavours Division.

e) 2002 dividend as proposed by the Board of Directors.

Ticker symbols

	Share	Non-voting equity security	American Depositary Receipt
Reuters	ROCZ.S	ROCZg.S	ROHHY.PK
Bloomberg	RO SW	ROG SW	ROHHY US
SWX Swiss Exchange	RO	ROG	–

Outstanding issues

Summarised issue terms	Exchange terms and warrants
'LYONs II' 1995 to 20 April 2010 Face value: USD 2,150,000,000 Coupon: Zero Issuer: Roche Holdings, Inc. Keep well: Roche Holding Ltd Exchange right: Roche ADSs Roche call: Any time after 20 April 2003	The notes are exchangeable for American Depositary Shares (ADSs) at an adjusted exchange ratio of 4.84495 exchange ADSs per USD 1,000 principal amount at maturity of the notes. The exchange ratio was changed in accordance with the indenture agreement, dated 20 April 1995, with an effective date of 4 May 2001. The Group will purchase any note for cash, at the option of the holder, on 20 April 2003 for a purchase price per USD 1,000 principal amount of the notes of USD 617.78. In addition, the notes will be redeemable at the option of the Group in whole or in part at any time after 20 April 2003 at the issue price plus accrued original issue discount (OID).
'Helveticus' 1995 to 31 July 2003 Face value: CHF 1,000,650,000 Coupon: 200 times ordinary and/or extra-ordinary dividend on non-voting equity securities *(Genussscheine)* Issuer: Roche Capital Market International Limited Keep well: Roche Holding Ltd Conversion right: Roche non-voting equity Securities *(Genussscheine)*	Each bond of CHF 9,530 par value is exchangeable for one hundred non-voting equity securities of Roche Holding Ltd at any time during the life of the bond. In accordance with the terms of the bonds an additional cash payment of CHF 200 is made upon conversion of each bond of CHF 9,530 par value.
'LYONs III' 1997 to 6 May 2012 Face value: USD 3,000,000,000 Coupon: Zero Issuer: Roche Holdings, Inc. Keep well: Roche Holding Ltd Exchange right: Roche ADSs Roche call: Any time after 6 May 2004	The notes are exchangeable for American Depositary Shares (ADSs) at an exchange ratio of 3.62514 exchange ADSs per USD 1,000 principal amount at maturity of the notes. The exchange ratio was changed in accordance with the indenture agreement, dated 6 May 1997, with an effective date of 4 May 2001. The Group will purchase any note for cash, at the option of the holder on 6 May 2004 and 6 May 2008 for a purchase price per USD 1,000 principal amount of the notes of USD 605.29 and USD 778.01, respectively. In addition, the notes will be redeemable at the option of the Group in whole or in part at any time after 6 May 2004 at the issue price plus accrued original issue discount (OID).
'Rodeo' 1998 to 20 March 2008 Face value: CHF 1,000,000,000 Coupon: 1.75% Issuer: Roche Kapitalmarkt AG Keep well: Roche Holding Ltd Attached warrants: Roche non-voting equity securities *(Genussscheine)*	The warrants expired unexercised on 20 March 2001.
'Bullet' 1998 to 21 March 2003 Face value: CHF 1,250,000,000 Coupon: 2% Issuer: Roche International Finance Corporation Limited Keep well: Roche Holding Ltd	

Outstanding issues

Summarised issue terms	Exchange terms and warrants
'Chameleon' 1999 to 6 July 2009 Face value: USD 1,000,000,000 Coupon: 6.75% Issuer: Roche Holdings, Inc. Keep well: Roche Holding Ltd	-
'LYONs IV' 2000 to 19 January 2015 Face value: USD 1,506,342,000 Coupon: Zero Issuer: Roche Holdings, Inc. Keep well: Roche Holding Ltd Exchange right: Genentech common stock Roche call: Any time after 19 January 2004	The notes are exchangeable for Genentech shares at an exchange ratio of 8.65316 Genentech shares per USD 1,000 principal amount at maturity of the notes. The Group has the right to pay cash equal to the market value of the Genentech shares in lieu of delivering Genentech shares. The Group will purchase any note for cash, at the option of the holder, on 19 January 2004 and 19 January 2010 for a purchase price per USD 1,000 principal amount of the notes of USD 740.49 and USD 872.35, respectively. In addition, the notes will be redeemable at the option of the Group in whole or in part at any time after 19 January 2004 at the issue price plus accrued original issue discount (OID).
'Sumo' 2000 to 25 March 2005 Face value: JPY 104,600,000,000 Coupon: 0.25% Issuer: Roche Holdings, Inc. Keep well: Roche Holding Ltd Exchange right: Roche non-voting equity securities *(Genussscheine)*	Each bond of JPY 1,410,000 par value is exchangeable for one hundred non-voting equity securities of Roche Holding Ltd at an exchange ratio of 1.03292. The bonds will be redeemable at maturity at the issue price (96.4%) plus accrued original issue discount (OID) at 100%. In accordance with the terms of the bonds the exchange ratio was adjusted as of 8 June 2000 and 4 May 2001.
'LYONs V' 2001 to 25 July 2021 Face value: USD 2,051,371,000 Coupon: Zero Issuer: Roche Holdings, Inc. Keep well: Roche Holding Ltd Exchange right: Roche ADSs Roche call: Any time after 25 July 2007	The notes are exchangeable for American Depositary Shares (ADSs) at an exchange ratio of 5.33901 exchange ADSs per USD 1,000 principal amount at maturity of the notes. The Group will purchase any note for cash, at the option of the holder on 25 January 2005, 25 July 2007 and 25 July 2011 for a purchase price per USD 1,000 principal amount of the notes of USD 552.79, USD 604.74 and USD 698.20, respectively. In addition, the notes will be redeemable at the option of the Group in whole or in part at any time after 25 July 2007 at the issue price plus accrued original issue discount (OID).

Roche Holding Ltd, Basel

Financial Statements

Income statement in millions of CHF

	2002	2001
Income		
Income from participations	1,536	1,384
Interest income from loans to Group companies	58	78
Interest and investment income	9	5
Other income	63	156
Total income	1,666	1,623
Expenses		
Financial expenses	–	(5)
Administration expenses	(17)	(17)
Other expenses	(96)	(147)
Total expenses	(113)	(169)
Profit for the year before taxes	1,553	1,454
Taxes	(7)	(6)
Net profit for the year	1,546	1,448

Balance sheet at 31 December in millions of CHF

	2002	2001
Long-term assets		
Participations	3,835	3,835
Loans to Group companies	1,163	1,228
Total long-term assets	4,998	5,063
Current assets		
Accounts receivable from Group companies	2,771	2,624
Other accounts receivable	4	3
Prepaid expenses and accrued income	–	1
Marketable securities	67	8
Liquid funds	353	541
Total current assets	3,195	3,177
Total assets	8,193	8,240
Equity		
Share capital	160	160
Non-voting equity securities *(Genussscheine)*	p.m.	p.m.
General legal reserve	300	300
Free reserve	3,889	3,559
Special reserve	2,152	2,152
Available earnings:		
– Balance brought forward from previous year	4	7
– Net profit for the year	1,546	1,448
Total equity	8,051	7,626
Non-current liabilities		
Provisions	35	45
Total non-current liabilities	35	45
Current liabilities		
Accounts payable to Group companies	99	562
Other liabilities	7	1
Accrued liabilities	1	6
Total current liabilities	107	569
Total liabilities	142	614
Total equity and liabilities	8,193	8,240

p.m. = pro memoria. Non-voting equity securities have no nominal value.

Notes to the Financial Statements

General

The financial statements of Roche Holding Ltd, Basel, are prepared in accordance with the provisions of Swiss company law and accepted business principles.

Valuation methods and translation of foreign currencies

In the balance sheet, assets and liabilities are disclosed at net realisable values. Exceptions to this rule are participations, which are shown at their acquisition values less appropriate write-downs, and marketable securities, which are shown at the lower of cost or market value. Unrealised foreign currency gains on balance sheet items are deferred. Expenses and income, as well as foreign currency transactions, are translated at exchange rates ruling at the relevant transaction dates.

Details to specific items

Income

Total income of 1,666 million Swiss francs in 2002 is 43 million Swiss francs higher than in the previous year mainly due to better operating income.

Taxes

The tax charge includes corporate income and capital taxes, withholding taxes and stamp duty.

Equity

Total equity equals 98% of total assets.

Share capital

As in the previous year, share capital amounts to 160 million Swiss francs.

The share capital consists of 160,000,000 bearer shares with a nominal value of 1 Swiss franc. There are 702,562,700 non-voting equity securities *(Genussscheine)* with no nominal value.

Guarantees

Guarantees in favour of Group companies total 65 million Swiss francs (previous year 4 million Swiss francs).

At the time of preparing the balance sheet no risks arising out of these contingent liabilities were discernible.

Pledged assets

Assets with a total book value of 8 million Swiss francs (as in the previous year) have been pledged as security for the Company's own commitments.

Participations

The major participations are listed on pages 136 to 137.

Important shareholders

All shares in the Company have been issued to bearer, and for this reason the Company does not keep a register of shareholders. The following figures are based on information from shareholders, the shareholder validation check at the Annual General Meeting of 16 April 2002 and on other information available to the Company.

80,020,000 (previous year 80,020,000) shares: Shareholders' group with pooled voting rights, comprising Dr L. Hoffmann, Ms V. Michalski-Hoffmann, Ms M.-A. Hoffmann, Mr A. Hoffmann, Ms V. Oeri-Hoffmann, Dr A. Oeri, Ms S. Duschmalé-Oeri, Ms C. Oeri, Ms B. Oeri, Ms M. Oeri and Dr F. Gerber.[a)]

52,291,863 shares: Novartis International Ltd, Basel including Affiliates thereof.[b)]

a) Information supplied by the shareholders as of 31 December 2002. This figure of 80,020,000 shares does not include shares without pooled voting rights held outside the group by individual members of the group.

b) Figures as of 31 December 2002 supplied by Novartis International Ltd, Basel.

Appropriation of Available Earnings

Proposals to the General Meeting in CHF

	2002	2001
Available earnings		
Net profit for the year	1,546,310,129	1,447,761,855
Balance brought forward from previous year	3,896,751	7,466,406
Total available earnings	1,550,206,880	1,455,228,261
Appropriation of available earnings		
Distribution of an ordinary dividend of CHF 1.45 gross per share and non-voting equity security *(Genussschein)* as against CHF 1.30 last year	(1,250,715,915)	(1,121,331,510)
Transfer to free reserve	(295,000,000)	(330,000,000)
Total appropriation of available earnings	(1,545,715,915)	(1,451,331,510)
To be carried forward on this account	4,490,965	3,896,751

Report of the Statutory Auditors

To the General Meeting of Roche Holding Ltd, Basel

As statutory auditors we have audited the accounting records and the financial statements (income statement, balance sheet and notes, pages 128 to 131) of Roche Holding Ltd, Basel, for the year ended 31 December 2002.

These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession, which require that an audit be planned and performed in such a manner as to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records, the financial statements and the proposed appropriation of available earnings comply with Swiss law and the company's articles of incorporation.

We recommend that the financial statements submitted to you be approved.

Ernst & Young Ltd

Conrad Löffel   Jürg Zürcher

Basel, 24 February 2003


90°
120°
150°
180°
70°
Arctic Circle
60°
50°
40°
30°
Tropic of Cancer
20°
10°
0°
10°
20°
Tropic of Capricorn
30°
40°
50°
90°
120°
150°
Antarctic Circle
180°

Roche – a Global Market Presence

- ○ Sales
- ○ Manufacturing
- ○ *Research and development*
- ○ Services, financing
- ○ Toll manufacturing by third parties

	○	○	○	○	Switzerland
			○	○	Argentina
		○	○	○	Australia
○				○	Austria
			○	○	Bangladesh
		○	○	○	Belgium
	○			○	Bermuda
			○	○	Brazil
			○	○	Canada
			○	○	Chile
	○		○	○	China
			○	○	Colombia
			○	○	Costa Rica
				○	Czech Republic
		○	○	○	Denmark
				○	Dominican Republic
○				○	Ecuador
			○	○	Egypt
				○	El Salvador
				○	Finland
	○	○	○	○	France
○	○	○	○	○	Germany
	○	○	○	○	Great Britain
○	○			○	Greece
			○	○	Guatemala



120°
90°
60°
30°
0°
30°
70°
Arctic Circle
60°
50°
40°
30°
Tropic of Cancer
20°
10°
0°
10°
20°
Tropic of Capricorn
30°
40°
50°
120°
90°
60°
Antarctic Circle
30°
0°
30°

	○				Guernsey
				○	Honduras
			○	○	Hungary
	○			○	India
			○	○	Indonesia
			○	○	Ireland
					Israel
			○	○	Italy
		○	○	○	Japan
				○	Malaysia
	○		○	○	Mexico
			○	○	Morocco
	○			○	The Netherlands
				○	New Zealand
				○	Nicaragua
				○	Norway
			○	○	Pakistan
	○			○	Panama
○				○	Peru
○				○	Philippines
				○	Poland
○				○	Portugal
○				○	Puerto Rico
				○	Russia
○	○		○	○	Singapore
			○	○	South Africa
			○	○	South Korea
			○	○	Spain
				○	Sweden
			○	○	Taiwan
○			○	○	Thailand
			○	○	Turkey
	○		○	○	Uruguay
	○	○	○	○	USA
			○	○	Venezuela
					Vietnam

Subsidiaries and Associated Companies

The Group holds an interest of over 90% in most of the companies listed below. Exceptions are marked either with a single dot
∘ = Group interest 50–90%
or with a double dot
∘∘ = Group interest <50%.

The share capital is shown in millions of local currency.
(-) = share capital of less than 100 local currency units.

Includes changes in Group membership up to February 2003.

Switzerland: F. Hoffmann-La Roche Ltd, Basel, 150.000 CHF | Roche Ltd, Sisseln, 3.000 CHF | Teranol Ltd, Lalden, 2.500 CHF | Roche Pharma (Switzerland) Ltd, Reinach, 2.000 | Roche Diagnostics (Schweiz) Ltd, Rotkreuz, 1.000 CHF | Roche Diagnostics International Ltd, Cham, 20.000 CHF | Roche Vitamins Europe Ltd, Birsfelden, 1.000 CHF | Roche Instrument Center Ltd, Rotkreuz, 5.000 CHF | Roche Consumer Health Ltd, Kaiseraugst, 8.000 CHF | Roche Vitamins Ltd, Basel, 50.000 CHF | IMIB Institute for Medical Informatics and Biostatistics Ltd., Basel, 0.130 CHF | ∘∘Basilea Pharmaceutica Ltd, Basel, 50.000 CHF | Roche Finanz AG, Basel, 409.151 CHF | Roche Kapitalmarkt AG, Basel, 1.000 CHF | Roche Treasury Management Europe Ltd, Basel, 0.200 CHF | Roche Vitamins Holding AG, Basel, 1.000 CHF | Roche Holding AG, Basel, 160.000 CHF | Valorfides AG, Chur, 0.250 CHF | Syntex Corporation, Basel, 0.165 CHF | ∘Rabbit-Air Ltd., Zurich-Kloten, 3.000 CHF | Pharmexbio Ltd., Zug, 0.050 CHF. Argentina: Productos Roche S.A. Química e Industrial, Buenos Aires, 3.000 ARS | Roche Vitaminas Argentina S.A., Buenos Aires, 1.827 ARS. Australia: Roche Products Pty. Limited, Dee Why, 65.000 AUD | Roche Vitamins Australia Pty. Limited, French Forest, 17.500 AUD | Syntex Australia Limited, North Sydney, 25.100 AUD | Roche Diagnostics Australia Pty. Limited, Castle Hill, 5.000 AUD. Austria: Roche Austria GmbH, Vienna,14.535 EUR | Roche Diagnostics GmbH, Vienna, 1.453 EUR. Bangladesh: Roche Bangladesh Ltd., Dhaka, 27.200 BDT. Belgium: N.V. Roche S.A., Brussels, 5.000 EUR | S.A. Citrique Belge N.V., Tienen, 20.000 EUR | Roche Vitamins N.V., Deinze-Astene, 24.790 EUR | Roche Diagnostics Belgium SA, Brussels, 3.750 EUR. Bermuda: Corange Ltd., Hamilton, 38.000 USD | Roche Capital Transactions Limited, Hamilton, 0.012 USD | Roche Financial Products Limited, Hamilton, 0.100 USD | Roche International Finance (Bermuda) Ltd, Hamilton, 0.012 USD | Roche International Ltd., Hamilton, 0.012 USD | Canadian Pharmholding Ltd., Hamilton, 0.120 USD | Corange International Ltd., Hamilton, 1.000 USD | Roche Capital Management Ltd., Hamilton, 1.000 USD | Roche Intertrade Ltd., Hamilton 10.000 USD | Syntex Pharmaceuticals International Ltd, Hamilton, 0.020 USD | Roche Healthcare Limited, Hamilton, 1.000 USD. Brazil: Produtos Roche Químicos e Farmacêuticos S.A., São Paulo, 41.677 BRL | Roche Diagnostics Brasil, Ltda., São Paulo, 0.056 BRL | Roche Vitaminas Brasil, Ltda., São Paulo, 22.004 BRL. Canada: Hoffmann-La Roche Limited, Toronto, 8.783 CAD | Roche Vitamins Canada Inc., Cambridge, Ontario (-) | Sapac Corporation Ltd., (-) | Chempharm Limited, 2.000 CAD. Chile: Productos Roche Ltda., Santiago de Chile, 70.891 MXN | Roche Vitaminas Chile, S.A., Puerto Varas, 6.000 USD. China: Roche (Shanghai) Fine Chemicals Ltd., Shanghai, 2.250 USD | Roche (China) Limited, Shanghai, 30.000 USD | ∘Shanghai Roche Pharmaceuticals Limited, Shanghai, 19.500 USD | Roche Shanghai Vitamins Ltd., Shanghai, 35.900 USD | Roche Zhongya (Wuxi) Citric Acid Ltd, Wuxi, 30.000 USD | Roche Diagnostics (Shanghai) Limited, Shanghai, 1.000 USD | Roche Hong Kong Limited, Hong Kong, 10.000 HKD | Roche Diagnostics (Hong Kong) Limited, Hong Kong, 10.000 HKD. Colombia: Productos Roche S.A., Bogotá, 1.923.689 COP | Roche Vitaminas Colombia S.A., Bogotá, 2.500.000 COP. Costa Rica: Roche Servicios S.A., San José, 0.050 USD | Roche Vitaminas Costa Rica, S.A., San José, 0.050 USD | Productos Roche S.A., San José, 0.050 USD. Czech Republic: Roche s.r.o., Prague, 200.000 CZK. Denmark: Roche a/s, Hvidovre, 4.000 DKK | Roche Vitamins A/S, Hvidovre, 0.500 DKK. Dominican Republic: Productos Roche Dominicana S.A., Santo Domingo, 0.600 DOP | Roche Vitaminas Dominicana, S.A., Santo Domingo, 0.835 DOP. Ecuador: Roche Ecuador S.A., Quito, 1.097 USD | Roche Vitaminas Ecuador S.A., Quito, 0.350 USD. Egypt: Rovigypt Ltd., Giza, 4.500 EGP | Roche (Egypt) Ltd., Giza, 0.500 EGP. El Salvador: Productos Roche (El Salvador) S.A., San Salvador, 0.022 USD. Finland: Roche Oy, Espoo, 0.051 EUR. France: Hoffmann-La Roche France SAS., Neuilly-sur-Seine, 93.000 EUR | Roche S.A., Neuilly-sur-Seine, 29.000 EUR | Roche Diagnostics S.A., Meylan, 20.984 EUR | Roche Vitamines France S.A., Village-Neuf, 14.000 EUR | Laboratoires Roche Nicholas S.A., Gaillard, 2.744 EUR. Germany: Roche Deutschland Holding GmbH, Grenzach-Wyhlen, 10.000 DEM | Corange Deutschland Holding GmbH, Mannheim, 17.896 EUR | Consulab Mannheim GmbH, Mannheim, 0.511 EUR | Pharma Waldhof GmbH & Co. KG, Mannheim, 0.256 EUR | Hoffmann-La Roche Aktiengesellschaft, Grenzach-Wyhlen, 61.355 EUR | Roche Consumer Health Deutschland GmbH, Eppstein, 1.023 EUR | Roche Diagnostics GmbH, Mannheim, 76.694 EUR | Galenus Mannheim GmbH, Mannheim, 1.738 EUR | Hestia Health Care GmbH, Mannheim, 1.534 EUR | Roche Vitamine GmbH, Grenzach-Wyhlen, 1.000 EUR. Great Britain: Roche Products Limited, Welwyn Garden City, 61.000 GBP | Roche Diagnostics Ltd, Lewes, 22.600 GBP | Roche Vitamins (UK) Ltd, Welwyn

Garden City, 70.000 GBP | Roche Registration Limited, Welwyn Garden City, 0.005 GBP | Roche Holding (UK) Limited, Welwyn Garden City, 62.675 GBP | ∘∘Antisoma plc, London, (–). Greece: Roche (Hellas) S.A., Athens, 19.500 EUR | Roche Vitamins Hellas E.P.E., Athens, 1.101 EUR | Roche Vitamins International Marketing Centre E.P.E., Athens, 0.064 EUR. Guatemala: Productos Roche Guatemala S.A., Guatemala, 0.565 GTQ | Roche Vitaminas Guatemala S.A., Guatemala, 0.780 GTQ. Guernsey: Roche Capital Market International Limited, St. Peter Port, 0.500 CHF | Roche International Finance Corporation Limited, St. Peter Port, 10.000 CHF | Roche Financial Market Limited, St. Peter Port, Guernsey, 0.200 CHF. Honduras: Productos Roche (Honduras), S.A., Tegucigalpa, 0.025 HNL | Roche Vitaminas Centroaméricana y Caribe S.A., Puerto Cortés, 0.800 HNL. Hungary: Roche (Hungary) Ltd. Budapest, 3.000 HUF | Roche Vitamins Hungary Ltd, Ujhartyan, 300.000 HUF. India: Roche Scientific Company (India) Private Limited, Mumbai, 1.000 INR | Roche Diagnostics India (Pvt) Ltd, Mumbai, 0.500 INR. Indonesia: P.T. Roche Indonesia, Jakarta, 1.323.000 IDR. Ireland: Roche Products (Ireland) Limited, Dublin, 0.013 EUR | Roche Ireland Limited, Clarecastle, 1.918 EUR. Israel: Roche Pharmaceuticals (Israel) Ltd., Tel-Aviv, (–). Italy: Roche S.p.A., Milan, 34.056 EUR | Roche Diagnostics S.p.A., Milan, 18.060 EUR | Istituto delle Vitamine S.p.A., Milan, 2.580 EUR. Japan: Chugai Pharmaceuticals Co., Ltd., Tokyo, 68,215.374 JPY | ∘∘Nutritec Co., Ltd., Tokyo, 200.000 JPY | Roche Diagnostics K.K., Tokyo, 2,500.00 JPY | Roche Vitamins Japan K.K., Tokyo, 100.000 JPY. Malaysia: Roche Malaysia Sdn Bhd, Kuala Lumpur, 4.040 MYR | Roche Diagnostics (Malaysia) Sdn Bhd, Kuala Lumpur, 4.079 MYR | Roche Vitamins (Malaysia) Sdn Bhd, Kuala Lumpur, 0.100 MYR. Mexico: Productos Roche, S.A. de C.V., Mexico City, 2.180 MXN | Syntex S.A. de C.V., Mexico City, 80.412 MXN | Grupo Roche Syntex de México, S.A. de C.V., Mexico City, 3.500 MXN | Lakeside de México, S.A. de C.V., Mexico City, 47.972 MXN | Roche Vitaminas México, S.A. de C.V., El Salto (Jalisco), 91.368 MXN. Morocco: ∘Roche S.A., Casablanca, 9.500 MAD | Roche Immobilière Maroc, S.A.R.L., Casablanca, 0.500 MAD. The Netherlands: Roche Pharmholding B.V., Mijdrecht, 467.848 EUR | Roche Nederland B.V., Mijdrecht, 10.891 EUR | Roche Diagnostics Nederland B.V., Almere, 2.269 EUR | Roche Vitamins B.V., Venlo, 0.100 EUR. New Zealand: Roche Products (New Zealand) Limited, Auckland, 13.500 NZD | Roche Vitamins (New Zealand) Limited, Auckland, 1.400 NZD | Roche Diagnostics New Zealand Pty. Ltd., Auckland, 3.000 NZD. Nicaragua: Productos Roche (Nicaragua) S.A., Managua, 0.900 NIO. Norway: Roche Norge A/S, Oslo, 11.000 NOK. Pakistan: Roche Pakistan Ltd., Karachi, 38.298 PKR. Panama: Productos Roche Interamericana S.A., Panama City, 0.100 USD | Productos Roche Panamá S.A., Panama City, 0.010 PAB | Roche Vitaminas Interamérica, S.A., Panama City, 0.500 USD | Roche Capital Corporation, Panama City, (–) | Roche Financial Management, Inc., Panama City, 5.000 CHF | Syntex Corporation, Panama City, 0.100 USD. Peru: Productos Roche Química Farmacéutica S.A., Lima, 11.436 PEN | Roche Vitaminas Perú S.A., Lima, 1.725 PEN. Philippines: Roche (Philippines) Inc., Makati, 100.000 PHP | Roche Vitamins Philippines, Inc., Manila, 10.000 PHP. Poland: Roche Polska Sp. z o.o., Warsaw, 2.000 PLN | Roche Diagnostics Polska Sp. z o.o., Warsaw, 2.000 PLN | Roche Witaminy Polska Sp. z o.o., Mszczonów, 1.250 PLN. Portugal: Roche Farmacêutica Química Lda, Amadora, 1.090 EUR | Roche Sistemas de Diagnósticos, Sociedade Unipessoal, Lda., Linda-A-Velha, 0.565 EUR. Puerto Rico: Syntex Puerto Rico, Inc., Humacao, 0.010 USD. Russia: Roche Moscow Ltd., Moscow, 2.580 RUB. Singapore: Roche Singapore Pte. Ltd., Singapore, 4.000 SGD | Roche Diagnostics Asia Pacific Pte. Ltd., Singapore, 3.400 SGD | Roche Vitamins Asia Pacific Pte. Ltd., Singapore, 2.000 SGD | Boehringer Mannheim (Far East) Pte. Ltd., Singapore, 3.986 SGD. South Africa: Roche Products (Proprietary) Limited, Johannesburg, 5.000 ZAR | Roche Vitamins South Africa (Pty.) Limited, Johannesburg, 10.000 ZAR. South Korea: Roche Korea Company Ltd., Seoul, 13,375.000 KRW | Roche Diagnostics Korea Co. Ltd., Seoul, 19,000.000 KRW | Roche Vitamins Korea Ltd., Seoul, 1,000.000 KRW. Spain: Roche Farma S.A., Madrid, 54.090 EUR | Roche Vitaminas S.A., Madrid, 0.261 EUR | Andreu Roche S.A., Madrid, 0.060 EUR | Syntex Roche S.A., Madrid, 0.060 EUR | Roche Diagnostics, S.L., Barcelona, 18.033 EUR | Boehringer Mannheim Roche S.A., Madrid, 0.222 EUR. Sweden: Roche AB, Stockholm, 20.000 SEK | Roche Diagnostics Scandinavia AB, Bromma, 9.000 SEK. Taiwan: Roche Products Ltd., Taipei, 100.000 TWD | Roche Diagnostics Ltd., Taipei, 80.000 TWD | Roche Vitamins Taiwan Limited, Taipei, 25.000 TWD. Thailand: Roche Thailand Limited, Bangkok, 12.000 THB | Rovithai Limited, Bangkok, 100.000 THB | Roche Diagnostics (Thailand) Limited, Bangkok, 103.000 THB. Turkey: Roche Müstahzarlari Sanayi Anonim Şirketi, Istanbul, 81,269,000.000 TRL | Roche Diagnostik Sistemleri Ticaret A.S., Istanbul, 500,000.000 TRL | Roche Vitaminleri Limited Şirketi, Istanbul, 6,070,200.000 TRL. Uruguay: Roche International Ltd. (Uruguay), Montevideo, (–) | Sapac Corporation Ltd. (Uruguay), Montevideo, (–) | Roche Vitaminas Uruguay, S.A., Montevideo, 7.500 UYP. USA: Roche Holdings, Inc., Wilmington (Delaware), 1.000 USD | Hoffmann-La Roche Inc., Nutley (New Jersey), 3.026 USD | Roche Laboratories Inc., Nutley (New Jersey), (–) | Roche Vitamins Inc., Parsippany (New Jersey), 0.001 USD | Roche Molecular Systems, Inc., Pleasanton (California), (–) | American Roche International Inc., Little Falls (New Jersey), 0.100 CAD | Roche Carolina Inc., Florence (South Carolina), (–) | ∘Genentech, Inc., South San Francisco (California), 5.162 USD | Roche Palo Alto LLC, Palo Alto (California), 0.003 USD | Roche Colorado Corporation, Boulder (Colorado), 0.100 USD | ∘Bayer-Roche L.L.C., Morristown (New Jersey), 37.602 USD | Roche Diagnostics Corporation, Indianapolis (Indiana), 0.001 USD. Venezuela: Productos Roche S.A., Caracas, 200.000 VEB | Roche Vitaminas Venezuela S.A., La Victoria, 497.450 VEB. Vietnam: Roche Vitamins Vietnam Limited, Binh Duong Province, 1.000 USD.

Cautionary statement regarding forward-looking statements

This Annual Report contains certain forward-looking statements. These forward-looking statements may be identified by words such as 'believes', 'expects', 'anticipates', 'projects', 'intends', 'should', 'seeks', 'estimates', 'future' or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Various factors may cause actual results to differ materially in the future from those reflected in forward-looking statements contained in this Annual Report, among others: (1) pricing and product initiatives of competitors; (2) legislative and regulatory developments and economic conditions; (3) delay or inability in obtaining regulatory approvals or bringing products to market; (4) fluctuations in currency exchange rates and general financial market conditions; (5) uncertainties in the discovery, development or marketing of new products or new uses of existing products; (6) increased government pricing pressures; (7) interruptions in production; (8) loss of or inability to obtain adequate protection for intellectual property rights; (9) litigation; (10) loss of key executives or other employees; and (11) adverse publicity and news coverage.

Published by	F. Hoffmann-La Roche Ltd, 4070 Basel, Switzerland Tel. +41 (0)61 688 11 11, Fax +41 (0)61 691 93 91
Media Office	Corporate Communications, 4070 Basel, Switzerland Tel. +41 (0)61 688 88 88, Fax +41 (0)61 688 27 75
Investor Relations	4070 Basel, Switzerland Tel. +41 (0)61 688 88 80, Fax +41 (0)61 691 00 14
World Wide Web	http://www.roche.com
To order publications	Tel. +41 (0)61 688 83 39, Fax +41 (0)61 688 43 43 E-mail: basel.webmaster@roche.com

Next Annual General Meeting: 1 April 2003

The Roche Annual Report is published in German (original language) and English.

The Roche Annual Report is issued by F. Hoffmann-La Roche Ltd, Basel, Corporate Communications.

Design: Wirz Identity AG, Zurich
Photos: Mike Frei, Zurich
Roche Corporate Photolibrary, Basel
Typesetting: Stauffer-Febel AG, Basel
Lithos: Lithoteam AG, Allschwil-Basel
Printers: Birkhäuser+GBC AG, Reinach-Basel
Binding: Buchbinderei Grollimund AG, Reinach-Basel

Cover:
Vascular diseases – crystals of neprilysin
(human neutral endopeptidase)

Sales by division[1]


Diagnostics 27%
Pharmaceuticals 73%

Sales by region[1]


Asia 13%
Latin America 7%
Europe 37%
North America 40%
Others 3%

Employees by division[1]


Others 1%
Diagnostics 27%
Pharmaceuticals 72%

Employees by region[1]


Asia 17%
Latin America 8%
North America 27%
Others 3%
Europe 45%

1) On an adjusted basis.

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Roche in brief 2002



Key Figures

Key figures in millions of CHF

	Figures reported in the financial statements			Figures reported on an adjusted basis[a]		
	2002	2001	% change	2002	2001	% change
Sales	29,725	29,163	+2	26,545	25,761	+3
EBITDA[b]	6,032	6,438	–6	7,721	7,211	+7
Operating profit	1,335	3,247	–59	4,965	4,438	+12
Net income	(4,026)	3,697	–	3,808	4,562	–17
Research and development	4,257	3,893	+9	4,132	3,771	+10
Additions to property, plant and equipment	2,044	1,931	+6	1,746	1,647	+6
Personnel						
Number of employees at 31 December	69,659	63,717	+9	62,398	56,223	+11
Ratios						
EBITDA as % of sales	20	22		29	28	
Operating profit as % of sales	4	11		19	17	
Net income as % of sales	–14	13		14	18	
Research and development as % of sales	14	13		16	15	
Data on shares and non-voting equity securities in CHF[c]						
Earnings per share and non-voting equity security (diluted)	(4.80)	4.37	–	4.49	5.38	–17
Dividend per share and non-voting equity security[d]	1.45	1.30	+12	1.45	1.30	+12

a) The adjusted figures, which are used in the internal management of the Roche Group, represent the results of the Group's underlying on-going operations. They exclude special items and include only the continuing businesses. See in the Annual Report 2002 for a full description and reconciliation.

b) EBITDA: Earnings before interest and other financial income, tax, depreciation and amortisation, including impairment. This corresponds to operating profit before depreciation and amortisation, including impairment.

Sales by division[1]


Diagnostics 27%
Pharmaceuticals 73%

Sales by region[1]


Asia 13%
Latin America 7%
Europe 37%
North America 40%
Others 3%

Employees by division[1]


Others 1%
Diagnostics 27%
Pharmaceuticals 72%

Employees by region[1]


Asia 17%
Latin America 8%
North America 27%
Others 3%
Europe 45%

1) On an adjusted basis.

---

c) Number of shares and all per share information in 2001 is restated for the 100 for 1 share split that took place on 4 May 2001.
d) Dividend 2002 as proposed by the Board of Directors.

Group Performance at a Glance

Sales by division in millions of CHF



Pharmaceuticals
Diagnostics
Vitamins and Fine Chemicals
Fragrances and Flavours
30,000
25,000
20,000
15,000
10,000
5,000
0
Total 24,662
Total 25,496
Total 27,543
Total 25,761
Total 26,545
14,376
16,487
17,686
18,861
19,306
4,616
5,282
6,252
6,900
7,239
2,040
98
99
00
01
02

Non-voting equity security (*Genussschein*) price performance in CHF



Roche non-voting equity security (adjusted)
Swiss Market Index (rebased)
200
160
120
80
40
0
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002

Group figures

Net income in millions of CHF


7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
4,392
4,401
5,014
4,562
3,808
98
99
00
01
02

Net income per share and non-voting equity security in CHF


7
6
5
4
3
2
1
0
5.09
5.10
5.96
5.38
4.49
98
99
00
01
02

EBITDA in millions of CHF


7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
6,423
6,647
7,068
7,211
7,721
98
99
00
01
02

Operating profit in millions of CHF


7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
4,350
4,094
4,301
4,438
4,965
98
99
00
01
02

1999–2002 figures on an adjusted basis; figures are not fully comparable due to Givaudan spin-off, Vitamins and Fine Chemicals demerger, Genentech transactions and accounting policy changes.

All per share information in 2001 is restated for the 100 for 1 share split that took place on 4 May 2001.

Pharmaceuticals

Pharmaceuticals Division in brief

	in millions of CHF 2002	change 01/02
Sales[1]	19,306	2%
– Roche worldwide prescription group[1]	17,754	3%
– OTC	1,552	–7%
EBITDA[2]	5,982	7%
Operating profit[2]	4,082	11%
R&D expenditures	3,451	11%
Employees	44,901	14%

1) Sales figures are adjusted to include reclassification of sales to the Vitamins and Fine Chemicals Division.
2) On an adjusted basis.

Pharmaceuticals sales 1998–2002 in millions of CHF



21,000
18,000
15,000
12,000
9,000
6,000
3,000
0
14,376
16,487
17,686
18,861
19,306
98
99
00
01[1]
02[1]

1) Sales figures are adjusted to include reclassification of sales to the Vitamins and Fine Chemicals Division.

Roche worldwide prescription group

Sales by region



Japan 9%
Others 9%
Latin America 8%
Europe 33%
North America 41%

Roche worldwide prescription group

Sales by therapeutic area


Infectious disease 10%
Central nervous system 8%
Cardiovascular disease 9%
Metabolic disorders 10%
Inflammatory disease/bone 3%
Dermatology 6%
Virology 7%
Transplantation 7%
Others 6%
Anemia 5%
Oncology 29%

Top-selling products – Roche worldwide prescription group

Product	Indication	Sales 2002 in millions of CHF
MabThera/Rituxan[1]	indolent non-Hodgkin's lymphoma	2,332
Rocephin	bacterial infections	1,548
NeoRecormon, Epogin[2]	anemia	1,192
CellCept	transplantation	1,173
Herceptin[1]	metastatic breast cancer	1,007
Roaccutane/Accutane	severe acne	911
Xenical	weight loss, weight control	763
Nutropin, Protropin[1]	growth hormone	477
Kytril	chemotherapy- and radiation therapy-induced nausea and vomiting	451
Xeloda	colorectal or breast cancer	444
Dilatrend	heart failure	329
Activase, TNKase[1]	myocardial infarction	322
Viracept	HIV infection	320
Pulmozyme[1]	cystic fibrosis	320
Cymevene, Valcyte	cytomegalovirus infection	296
Furtulon	cancer of colon, breast or stomach	248
Lexotan	anxiety and tension states	244
Madopar	Parkinson's disease	239
Inhibace, Inhibace Plus	hypertension	223
Torem	hypertension	216

1) Jointly marketed by Roche and Genentech.
2) Jointly marketed by Roche and Chugai.

Major product approvals and launches in 2002*

Product	Indication	Country
Copegus + interferon alfa	hepatitis C	EU, USA, Switzerland, Australia
Dilatrend	severe chronic heart failure	EU
	chronic heart failure	Japan
Kytril	prevention and treatment of post-operative nausea and vomiting	USA
MabThera/Rituxan	in combination with CHOP** chemo-therapy in aggressive non-Hodgkin's lymphoma	EU, Switzerland, Australia
NeoRecormon	anemia in patients with solid tumours	Switzerland
	once weekly dosing schedule in patients with hematological cancers	EU
Pegasys	monotherapy in hepatitis C	EU, USA
Pegasys + Copegus	hepatitis C	EU, USA
Roferon-A	prefilled syringes for hepatitis C	EU
Tamiflu	treatment of influenza A and B in children and adults	EU, Japan***
	prevention of influenza A and B in adolescents and adults	EU, Japan***
Valcyte	prevention of cytomegalovirus infection in AIDS patients	EU, USA
	prevention of cytomegalovirus infection in organ transplant recipients	EU
Xeloda	monotherapy in metastatic breast cancer	EU
Xeloda + Taxotere	metastatic breast cancer	EU, Switzerland
Xenical	label change incorporating new data on overweight and obese patients with type 2 diabetes	EU
Zenapax	pediatric renal transplantation	EU

*Includes supplemental indications.
**Cyclophosphamide, doxorubicin, vincristine and prednisone.
***Launched in Japan; Japanese approval obtained in 2001.

Substantially expanded pipeline

Therapeutic area	Project/Product	Type (generic name)	Indication/ Major line extension
Anemia	R744	next generation anemia treatment	renal anemia or cancer-related anemia
	R1516[1]	anemia treatment	anemia
	NeoRecormon[2]	glycoprotein (epoetin beta)	in radiotherapy
Inflammation/Bone	R484/ibandronate[3]	bisphosphonate (ibandronate)	treatment and prevention of osteoporosis
	R1487	kinase inhibitor	in rheumatoid arthritis
	R1503	kinase inhibitor	in rheumatoid arthritis
	MabThera[4]	monoclonal antibody (rituximab)	in rheumatoid arthritis
Metabolism	R1438	enzyme inhibitor	type 2 diabetes
	R1439	nuclear receptor modulator	type 2 diabetes
	R1440	enzyme modulator	type 2 diabetes
	R483	insulin sensitizer	type 2 diabetes
	Xenical	lipase inhibitor (orlistat)	(development in Japan)[a]
			adolescent indication
			prevention of diabetes
Nervous system	R673	GPCR modulator	depression and anxiety
	R1067	GPCR modulator	depression
	R1204	GPCR modulator	depression and anxiety
	R1533[5]	enzyme inhibitor	Alzheimer's disease
Oncology	R1492[6]	enzyme inhibitor (epothilone D)	solid tumours
	R1068	GPCR modulator	emesis
	R1124	GPCR modulator	emesis
	R1273[7]	monoclonal antibody (pertuzumab)	solid tumours
	R1453	enzyme inhibitor	solid tumours
	R1454	enzyme inhibitor	solid tumours
	R1549[8]	*monoclonal antibody (pemtumomab)*	*ovarian cancer*
	R1550[8]	monoclonal antibody	breast cancer
	R1536[8]	enzyme inhibitor (diflomotecan)	solid tumours
	R1559 (BN80927)[8]	enzyme inhibitor	solid tumours
	R1415/Tarceva[10]	kinase inhibitor (erlotinib)	solid tumours
	Bondronat	bisphosphonate (ibandronate)	metastatic bone disease in breast cancer
	Herceptin[7]	monoclonal antibody (trastuzumab)	adjuvant treatment of breast cancer
	MabThera[4]	monoclonal antibody (rituximab)	chronic lymphocytic leukemia
	Xeloda	(capecitabine)	adjuvant and metastatic combination treatment of colon cancer;
			adjuvant breast cancer
Respiratory	R411	integrin antagonist	asthma
	R667	nuclear receptor agonist	emphysema
	R1295	integrin antagonist	asthma
Transplant	R1524[11]	calcineurin inhibitor	acute renal transplant rejection
	Valcyte	nucleoside analogue (valganciclovir)	prevention of cytomegalovirus infection in solid organ transplantation
Urology	R701	GPCR antagonist	overactive bladder, pelvic hypersensitivity
	R450	GPCR modulator	stress and mixed urinary incontinence
	R1484	GPCR modulator	stress urinary incontinence
	R1554	GPCR antagonist	overactive bladder, pelvic hypersensitivity
Virology	R944	protease inhibitor	HIV infection
	R1495[12]	non-nucleoside reverse transcriptase inhibitor	HIV infection
	R1479	polymerase inhibitor	hepatitis C
	R1518[13]	new generation nucleoside analogue (levovirin prodrug)	hepatitis C
	R1461[14]	fusion protein	genital warts
	R698 (T-20)/Fuzeon[15]	fusion inhibitor (enfuvirtide)	HIV infection
	R724 (T-1249)[15]	fusion inhibitor	HIV infection
	R1270/Levovirin[13]	new generation nucleoside analogue (levovirin)	hepatitis C
	Fortovase	protease inhibitor (saquinavir)	pediatric formulation
	Pegasys	pegylated interferon (peginterferon alfa-2a)	chronic hepatitis B
	Viracept[16]	protease inhibitor (nelfinavir mesylate)	HIV infection, new formulation
Participation through Genentech[b]			
	MLN-02 antibody (former LDP-02 antibody)	monoclonal antibody	inflammatory bowel disease
	TF Fab	monoclonal antibody fragment	acute coronary syndrome
	Avastin	anti-VEGF antibody (avastin)	solid tumours with chemotherapy
	AMD fab	monoclonal antibody fragment	age-related macular degeneration
	Raptiva (formally Xanelim)	anti-CD11a antibody (efalizumab)	psoriasis
			rheumatoid arthritis
	Xolair	anti-IgE antibody (omalizumab)	asthma
Participation through Chugai[b]			
	AHM	monoclonal antibody	multiple myeloma
	CHS13340	recombinant parathyroid hormone	osteoporosis
	CHC12103	polyglutamate TXL	breast cancer
	CAL	monoclonal antibody	bone metastases
	ED-71	vitamin D derivative	osteoporosis
	BO-653	anti-oxidant	coronary heart disease
	GM-611	motilin agonist	gastroparesis
	VAL	liver regenerator	post hepatectomy
	Antevas		subarachnoid hemorrhage
	MRA	monoclonal antibody	rheumatoid arthritis
	Evista[17]	(raloxifene HCl)	osteoporosis in postmenopausal women
	Renagel[18]	(sevelamer HCl)	hyperphosphatemia
	Femara[19]	(letrozole)	breast cancer in postmenopausal women
Opt-in opportunities[c]			
Antisoma	(DMXAA)	*vascular targeting agent*	*solid tumours*
	TheraFab	monoclonal antibody fragment	non-small cell lung cancer
Axovan	AXV034343	endothelin A receptor antagonist	subarachnoid hemorrhage
Basilea Pharmaceutica	(BAL2299)	nuclear receptor modulator	psoriasis
	(BAL4079)	9-*cis* retinoic acid	chronic hand eczema
	(BAL5788)	antibiotic	bacterial infection
	(BAL8349)	antifungal	fungal infection
	(BAL8557)	*antifungal*	*fungal infection*
Speedel	R639 (SPP301)	endothelin A receptor antagonist	cardiovascular disease

Phase 0 | Phase I | Phase II | Phase III | Filed

External partners:
1) Gryphon Sciences
2) Genetics Institute
3) GlaxoSmithKline
4) Genentech/IDEC
5) Memory Pharmaceuticals
6) Kosan Biosciences
7) Genentech
8) Antisoma
9) Beaufour Ipsen
10) Genentech/OSI
11) Isotechnika
12) Medivir
13) ICN
14) Stressgen
15) Trimeris
16) Agouron
17) Eli Lilly
18) Genzyme/Kirin Brewery
19) Novartis

a) For competitive reasons, some projects may *not have been identified.*
b) Full consolidation.
c) Roche retains the right to license the product.

Blue type represents new molecular entities (NMEs).
Current as of 31 January 2003.

There are currently 65 NMEs in the Pharmaceuticals Division's development pipeline. Of these, 19 are in early-stage development (phase 0), 14 have entered phase I clinical testing, 24 are in phase II, and 8 in phase III/filed.

Phase 0: Transition from preclinical to clinical development
Phase I: Initial studies in healthy volunteers
Phase II: Small-scale efficacy, tolerability and dose-finding studies in patients
Phase III: Large-scale studies in patients for statistical confirmation of safety and efficacy

135 research projects in major therapeutic areas (31 January 2003)


Metabolic disorders 30
Virology 10
Vascular diseases 8
Urogenital diseases 9
Inflammatory diseases 17
Central nervous system 24
Oncology 37

Consumer self-medication

Sales by therapeutic area


Speciality skin care 16%
Gastrointestinal products 11%
Cold remedies 3%
Others 3%
Vitamins 40%
Analgesics 27%

Leading OTC brands

Product	Uses	Sales in millions of CHF
Aleve, Naproxen	analgesic	267
Supradyn	multivitamin	151
Bepanthen	skin care	141
Rennie	antacid	124
Redoxon	vitamin C	93

Diagnostics

Diagnostics Division in brief

	in millions of CHF 2002	change 01/02
Sales	7,239	5%
– Diabetes Care	2,511	8%
– Near Patient Testing	590	0%
– Centralized Diagnostics	2,587	2%
– Molecular Diagnostics	977	11%
– Applied Science	574	1%
EBITDA	1,984	8%
Operating profit	1,131	14%
R&D expenditures	676	8%
Employees	17,068	4%

Diagnostics sales 1998–2002 in millions of CHF



7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
4,616
5,282
6,252
6,900
7,239
98
99
00
01
02

Sales by region



Asia-Pacific 6%
Japan 5%
Others 3%
Europe 42%
North America 36%
Iberia/Latin America 8%

Sales by business area



Near Patient Testing 8%
Applied Science 8%
Molecular Diagnostics 13%
Diabetes Care 35%
Centralized Diagnostics 36%

From researchers to patients: the broadest range of diagnostics products on the market

Research market	Healthcare providers	Consumers
Research labs University hospitals	Service labs Hospitals Doctors' offices GPs	Patients Consumers

Applied Science
LightCycler, MagNa Pure LC, Rapid Translation System (RTS), ProteoExpert, reagents for research and industry

Molecular Diagnostics[1)]
Cobas Amplicor, Cobas AmpliPrep, Cobas TaqMan, Cobas AmpliScreen

Centralized Diagnostics[1)]
Modular Analytics SWA, Roche/Hitachi, Cobas Integra, Elecsys, Cobas Core, Stago, Sysmex, Elecsys proBNP

Near Patient Testing[1)]
CoaguChek, Cardiac Reader, Troponin T, OMNI, Reflotron, Combur Test, Chemstrip, Accutrend GCT, DataCare

Diabetes Care
Accu-Chek product line (Accu-Chek Compact, Accu-Chek Sensor/Advantage, Accu-Chek Active, Softclix)

1) The division's Centralized Diagnostics, Molecular Diagnostics and Near Patient Testing businesses, which serve the needs of health professionals, are linked together in the Lab Network organisation.

Applied Science
Reagents and innovative systems and technologies for medical and biotech research and food safety testing; biochemical reagents for industry

Molecular Diagnostics
PCR-based tests and analysers for diagnosis, identifying disease predisposition and monitoring disease progression and response to therapy

Centralized Diagnostics
Integrated solutions for in vitro diagnostic laboratories, including everything from analysers and test reagents to intelligent workflow optimisation and service offerings. Innovative diagnostic parameters and systems for use in laboratory diagnostics.

Near Patient Testing
Products and services for point-of-care testing, including coagulation monitoring, electrolyte and blood gas analysis, rapid urinalysis; clinical chemistry analysers; systems and rapid tests for cardiac markers; information management and connectivity software.

Diabetes Care
Innovative blood glucose monitoring systems, services and information for patients with diabetes and health professionals involved in diabetes management.

Unparalleled product pipeline

All business areas expected to contribute major innovations in the next five years


Diabetes Care 22
Applied Science 21
Near Patient Testing 9
Centralized Diagnostics 20
Molecular Diagnostics 34

Vitamins and Fine Chemicals

Vitamins and Fine Chemicals Division in brief

	in millions of CHF 2002	change 01/02
Sales	3,391	–4%
– Vitamins	1,760	–2%
– Carotenoids	665	–8%
– Other fine chemicals	966	–6%
EBITDA[1]	462	–20%
Operating profit[1]	223	–36%
R&D expenditures	125	2%
Employees	7,261	–3%

1) Before charges for the vitamin case and before impairment of the division's net assets.

Sales by region


Asia-Pacific 19%
Europe and Africa 39%
North and Latin America 42%

Sales by customer segment


Food 22%
Cosmetics 5%
Pharmaceuticals 19%
Animal feeds 54%

Human Resources

Headcount by division at year end

	2002	2001	change	% change
Pharmaceuticals	44,901	39,492	5,409	14
Diagnostics	17,068	16,345	723	4
Vitamins and Fine Chemicals	7,261	7,494	−233	−3
Others	429	386	43	11
Roche Group	69,659	63,717	5,942	9

Headcount by region at year end

Europe	32,551	31,848	703	2
– Switzerland	8,569	8,266	303	4
North America	17,988	17,359	629	4
Latin America	5,816	5,655	161	3
Asia	11,550	7,133	4,417	62
– Japan	6,381	2,076	4,305	207
Africa, Australia, Oceania	1,754	1,722	32	2
Total	69,659	63,717	5,942	9

Safety and environmental protection expenditure in millions of CHF

	2002	2001
Investment	198	168
Operating costs	380	386
Total expenditure	578	554

Roche – a Global Market Presence

- Switzerland
- Argentina
- Australia
- Austria
- Bangladesh
- Belgium
- Bermuda
- Brazil
- Canada
- Chile
- China
- Colombia
- Costa Rica
- Czech Republic
- Denmark
- Dominican Republic
- Ecuador
- Egypt
- El Salvador
- Finland
- France
- Germany
- Great Britain
- Greece
- Guatemala
- Guernsey
- Honduras
- Hungary
- India
- Indonesia
- Ireland
- Israel
- Italy
- Japan
- Malaysia
- Mexico
- Morocco
- The Netherlands
- New Zealand
- Nicaragua
- Norway
- Pakistan
- Panama
- Peru
- Philippines
- Poland
- Portugal
- Puerto Rico
- Russia
- Singapore
- South Africa
- South Korea
- Spain
- Sweden
- Taiwan
- Thailand
- Turkey
- Uruguay
- USA
- Venezuela
- Vietnam

○ Sales
● Manufacturing
● Research and development
● Services, financing
● Toll manufacturing by third parties

Published by	F. Hoffmann-La Roche Ltd, 4070 Basel, Switzerland Tel. +41 (0)61 688 11 11, Fax +41 (0)61 691 93 91
Media Office	Corporate Communications, 4070 Basel, Switzerland Tel. +41 (0)61 688 88 88, Fax +41 (0)61 688 27 75
Investor Relations	4070 Basel, Switzerland Tel. +41 (0)61 688 88 80, Fax +41 (0)61 691 00 14
World Wide Web	http://www.roche.com
To order publications	Tel. +41 (0)61 688 83 39, Fax +41 (0)61 688 43 43 E-mail: basel.webmaster@roche.com

The pocket guide is published in German (original language) and English.

The pocket guide is issued by F. Hoffmann-La Roche Ltd, Basel, Corporate Communications.

Design: Wirz Identity AG, Zurich
Photos: Mike Frei, Zurich
Roche Corporate Photolibrary, Basel
Typesetting: Stauffer-Febel AG, Basel
Lithos: Lithoteam AG, Allschwil-Basel
Printers: Birkhäuser+GBC AG, Reinach-Basel

Cover:
Vascular diseases – crystals of neprilysin (human neutral endopeptidase)

16





17



